Exhibit 99.5

FEDERAL DEPOSIT INSURANCE CORPORATION

Washington, D.C. 20429

FORM 10-K

☒	ANNUAL FINANCIAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from             to

(Exact name of Registrant as specified in its charter)

Florida	57934	20-4486142
(State of Incorporation)	(FDIC Certificate Number)	(IRS Employer Identification No.)

400 North Federal Highway, Pompano Beach, Florida	33062
(Address of principal executive offices)	(Zip Code)

(954) 315-5500

(Registrant’s telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
Common Stock, $5.00 par value	Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☐    No  ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☒

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.    ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒

Non-accelerated filer	☐	Smaller Reporting Company	☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

The aggregate market value of the registrant’s common stock, $5.00 par value per share, held by non-affiliates of the registrant on June 30, 2016, the last business day of the registrant’s most recently completed second fiscal quarter, was approximately $378,984,882 (based on the closing sales price at which of the registrant’s common stock on that date). Shares of the registrant’s common stock held by each officer and director and each person known to the registrant to own 10% or more of the outstanding voting power of the registrant have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not a determination for other purposes.

Indicate the number of shares outstanding of each of the issuer’s classes of common stock, as of the latest practicable date.

Class	Outstanding at March 14, 2017
Common Stock, $5.00 par value per share	15,292,388 shares

DOCUMENTS INCORPORATED BY REFERENCE

Portions of our Proxy Statement for the Annual Meeting of Shareholders to be held on May 31, 2017 are incorporated by reference into Part III.

STONEGATE BANK

ANNUAL REPORT ON FORM 10-K

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016

INTRODUCTORY NOTE

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

The FDIC encourages banks to disclose forward-looking information so that investors can better understand their future prospects and make informed investment decisions. This Annual Report on Form 10-K contains “forward-looking statements.” These forward-looking statements include, among others, statements about our beliefs, plans, objectives, goals, expectations, estimates and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors, many of which are beyond our control. The words “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “target,” “goal,” and similar expressions are intended to identify forward-looking statements.

All forward-looking statements, by their nature, are subject to risks and uncertainties. Our actual future results may differ materially from those set forth in the forward-looking statements. Our ability to achieve our financial objectives could be adversely affected by the factors discussed in detail in the section of this Annual Report under Item 1A captioned “Risk Factors” as well as the following factors:

•	the strength of the United States economy in general and the strength of the local economies in which we conduct operations;

•	legislative or regulatory changes, generally affecting the banking industry, including changes as a result of the new presidential administration;

•	the effects of security breaches and computer viruses that may affect our computer systems or fraud related to credit or debit card products;

•	the loss of our key personnel;

•	the accuracy of our financial statement estimates and assumptions, including our allowance for loan losses;

•	our need and our ability to incur additional debt or equity financing;

•	our ability to execute our growth strategy through expansion and to successfully integrate the operations of acquired institutions with our own;

•	inflation, interest rate, market and monetary fluctuations;

•	risks associated with our customer relationship with the Cuban government and our correspondent banking relationship with Banco Internacional de Comercio, S.A. (BICSA), a Cuban commercial bank;

•	the effects of our lack of a diversified loan portfolio, including the risk of geographic concentration;

•	our ability to maintain an appropriate level of capital commensurate with the level of exposure and nature of our commercial real estate concentrations;

•	the frequency and magnitude of foreclosure of our loans;

•	effect of changes in the stock market and other capital markets;

•	our ability to declare and pay dividends, the payment of which is subject to our capital requirements;

•	the effects of harsh weather conditions, including hurricanes;

•	our ability to comply with the extensive laws and regulations to which we are subject;

•	changes in the securities and real estate markets;

•	increased competition and its effect on pricing;

•	technological changes;

•	changes in monetary and fiscal policies of the U.S. Government;

•	the effects of security breaches and computer viruses that may affect our computer systems;

•	changes in consumer spending and saving habits;

•	changes in accounting principles, policies, practices or guidelines;

•	anti-takeover provisions under Federal and state law as well as our Articles of Incorporation and our bylaws; and

•	our ability to manage the risks involved in the foregoing.

However, other factors besides those listed in Item 1A Risk Factors or referenced or discussed in this Annual Report, also could adversely affect our results, and you should not consider any such list of factors to be a complete set of all potential risks or uncertainties. Any forward-looking statements made by us or on our behalf speak only as of the date they are made. We do not undertake to update any forward-looking statement, except as required by applicable law.

PART I

ITEM 1. BUSINESS

General

We are a Florida-chartered commercial bank headquartered in Pompano Beach, Florida, a community situated between West Palm Beach and Miami, Florida. We were incorporated on January 13, 2005 and commenced operations on March 7, 2005. As of December 31, 2016, we had grown to approximately $2.9 billion in assets, including approximately $2.3 billion in net loans and approximately $2.4 billion in deposits.

We are a full-service commercial bank, providing a wide range of business and consumer financial services in our target marketplace, which is comprised primarily of Broward, Charlotte, Collier, Hillsborough, Lee, Miami-Dade, Palm Beach and Sarasota Counties in Florida. Our banking offices increased to 25 with the Regent Bancorp, Inc. and Insignia Bank acquisitions. Below is a summary of our financial condition and results of operations for the past three years. Our financial condition and results of operations are more fully discussed in our management discussion and analysis beginning on page 32 and our consolidated financial statements beginning on page 52.

(in millions of dollars)
Year Ended December 31,	Assets	Deposits	Shareholders’ Equity	Revenue(1)	Net Income
2016	$2,901.6	$2,447.8	$355.1	$110.3	$28.9
2015	2,380.4	2,024.4	282.6	101.2	25.2
2014	1,723.3	1,452.2	201.1	67.2	12.7

(1)	Revenue represents interest income plus noninterest income.

Our deposits are insured by the Federal Deposit Insurance Corporation (“FDIC”) up to applicable limits. As a bank incorporated under the laws of the State of Florida, we are subject to the supervision, regulation and examination by the Florida Office of Financial Regulation and the FDIC. We are also a member of the Federal Home Loan Bank of Atlanta (the “FHLB”).

We have grown significantly through the acquisition of failed banks and through strategic acquisitions. Beginning in 2009, we entered into four purchase and assumption agreements with the FDIC, all without loss sharing agreements, to assume all of the deposits and purchase certain assets of failed institutions. We have also acquired a number of banks through strategic acquisitions. In 2011 we acquired 100% of the outstanding shares of Southwest Capital Bank, N.A. On January 15, 2014, we closed on our acquisition of Florida Shores Bancorp, Inc. and its two majority-owned subsidiary banks, Florida Shores Bank – Southeast and Florida Shores Bank – Southwest, bringing our total assets to approximately $1.7 billion. Shortly thereafter we relocated our headquarters from Fort Lauderdale to Pompano Beach, Florida. On January 8, 2015, we closed on our acquisition of Community Bank of Broward which increased our total assets to approximately $2.2 billion as of that date. On September 15, 2016, we closed on our acquisition of Regent Bancorp, Inc. and its wholly owned subsidiary Regent Bank, which increased our assets to approximately $2.9 billion as of that date. On March 7, 2017, we completed our acquisition of Insignia Bank.

Unless otherwise indicated, the terms “us”, “we”, “our”, and “the Bank” refer to Stonegate Bank.

Our Business

Historically, our market areas have been served both by large banks headquartered out of state as well as a number of community banks offering a high level of personal attention, recognition and service. The large banks have generally applied a transactional business approach, based upon volume considerations, to the market while community banks have traditionally offered a more service relationship approach. Recent mergers and acquisitions have created an opportunity for us. Our strategic focus is to exploit this opportunity by catering to the “displaced bank customer” in this marketplace.

We believe that continuing consolidation in the Florida banking markets has created an opportunity for us and we have focused our efforts to capitalize on this opportunity by catering to the “displaced bank customer.” We strive to provide each of our customers with the highest quality service and we believe our commitment to responsiveness, reliability and consistency has helped us build long-term customer relationships. To foster our commitment to service we have established core values, which include honesty and integrity, excellence in service, providing cutting edge technology and solutions, and hiring and retaining the most qualified employees.

We provide a full range of banking services to individual and corporate customers with the goal to be the “Private Bank for Business.” Our primary deposit products include checking, money market and term certificates with money market accounts serving as our primary source of deposits. Deposits serve as the main source of funds for lending to our corporate customers. We place an emphasis on demand deposits, primarily from our corporate customers, to minimize our cost of funds. Our primary loan products include commercial mortgages and commercial, construction and residential loans. Substantially all of these loans are secured by specific items of collateral, including commercial real estate, business assets and primary and secondary homes. We also offer innovative solutions for the businesses and individuals we serve based on their needs, such as advanced cash management solutions.

Our executive officers have extensive banking experience in the South Florida market as do members of our Board of Directors. Our local Market Presidents also have vast banking experience in the markets in which they serve. Our directors have historically served as a significant source of referrals for business.

Our Market Area

We are headquartered in Pompano Beach, Florida and operate 25 branches in Boca Raton, Cooper City, Coral Gables, Coral Springs, Dania, Davie, Doral, Fort Lauderdale (3), Fort Myers, Englewood, Hollywood, Jupiter, Naples, West Palm Beach, Plantation, Pompano Beach, Sarasota (3), St. James City, Tampa, Venice and Weston, Florida.

According to U.S. Bureau of the Census estimates, Florida was the second fastest growing state in the U.S. in 2016, adding approximately 367,500 people in 2016. Florida’s population growth rate was 7.8%, almost double the 4.1% national average. With an estimated population of 20.6 million residents, Florida is the third-largest state. The five most populous counties include Miami-Dade, Broward, Palm Beach, Hillsborough and Orange County and we have banking offices in all of them except Orange County. Moreover, 23 metro areas (out of 24) in Florida had year-over-year job growth in 2016. The areas with the largest growth were Orlando-Kissimmee-Sanford (50,300 jobs, +4.2%), Tampa-St. Petersburg-Clearwater (+28,400 jobs, +2.2%), and Ft. Lauderdale-Pompano Beach-Deerfield Beach (+28,100 +3.4%).

The Southeast Florida Metropolitan Statistical Area (“MSA”), comprising Miami-Dade, Broward and Palm Beach Counties, is the eighth largest MSA in the United States. It is projected that 7.4 million people will reside in this MSA in by 2030 representing a 48% increase between 2000 and 2030. Based on recent estimates this MSA is home to over 6.0 million residents, an increase of approximately 8.5% over the 2010 census. It is interesting to note that it was estimated that 65% of the new people moving into this MSA were from other countries, drawn by the area’s international communities. Among the most common occupations in this MSA were: 32% management, professional and other related occupations; 30% sales and office occupations and 18% service occupations. From October 2015 to October 2016, this MSA experienced job growth of 2.2%, exceeding the national average. Miami’s fastest growing sector is expected be the Construction and Mining sector at an average of 4.7% annually, followed by the Professional & Business Services sector at 4.2% each year. The Federal Government sector is expected to experience a decline with a negative average annual growth rate of -0.2%.

Based on recent U.S. Bureau of the Census estimates the Naples-Marco Island MSA has approximately 350,000 residents, the Cape Coral-Fort Myers MSA has a population of approximately 680,000, the North Port-Sarasota MSA has a 770,000 population and the Tampa-St. Petersburg-Clearwater MSA has approximately 2.9 million residents. According to CBRE, Inc., Tampa is also among 10 emerging U.S. cities where financial services firms are expanding, citing the availability of skilled labor, real estate costs, and education levels as determining factors. In 2017 Tampa is expected to add to its list of companies headquartered in Tampa with the relocation of BlueLine Associates from North Carolina, and Hotwire Communications from Pennsylvania. The economy of the Naples-Marco Island MSA is based largely on tourism. This area saw a 7.2% annual increase in the economic impact from tourism during 2016 (according to Research Data Services LLC) to over $185 million. As with the Naples- Marco Island MSA, tourism had a significant impact on the Cape Coral-Fort Myers MSA. This is due to its well-maintained historical landmarks and its position as a gateway to coastal destinations. Four out of the five nominees for the 2016 Great Places in Florida by American Planning Association, Florida Chapter, were Downtown Boca Raton, Downtown Sarasota, Downtown West Palm Beach and The River District – Fort Myers. U.S. News & World Report ranked Sarasota #21 as the Best Places to Live in the U.S. in 2017.

Revenues

Our revenues, which we define as interest income plus non-interest income, are primarily derived from interest on, and fees received in connection with, real estate and other loans, from interest and dividends from investment securities, service charge income generated from deposit accounts, sales of residential loans, ATM fees, and other services. The principal sources of funds for our lending activities are deposits, loan repayments, and proceeds from investment securities. Our principal expenses are the interest paid on deposits, and operating and general administrative expenses.

As is the case with banking institutions generally, our operations are materially and significantly influenced by general economic conditions and by related monetary and fiscal policies of financial institution regulatory agencies, including the Federal Reserve and the FDIC. Deposit flows and costs of funds are influenced by interest rates on competing investments and general market rates of interest. Lending activities are affected by the demand for financing of real estate and other types of loans, which in turn is affected by the interest rates at which such financing may be offered and other factors affecting local demand and availability of funds. We face strong competition in the attraction of deposits (the primary source of lendable funds) and in the origination of loans. See the section of this Annual Report captioned “Item. 1 – Business – Competition” for additional information.

Growth Through Acquisitions

We intend to continue to opportunistically expand and grow our business by building on our business strategy and increasing market share in our key Florida markets. We believe the demographics and growth characteristics within the communities we serve will provide significant franchise enhancement opportunities to leverage our core competencies while acquisitive growth will enable us to take advantage of the extensive infrastructure and scalable platform that we have assembled.

A significant portion of our growth has been through acquisitions. We have completed the acquisition of 10 banks since 2009:

Acquired Bank	Headquarters	Year Acquired
Integrity Bank(1)	Jupiter, Florida	2009
Partners Bank(1)	Naples, Florida	2009
Hillcrest Bank(1)	Naples, Florida	2009
Southwest Capital Bank	Fort Myers, Florida	2011
First Commercial Banks of Tampa(1)	Tampa, Florida	2011
Florida Shores Bank – Southeast	Pompano Beach, Florida	2014
Florida Shores Bank – Southwest	Venice, Florida	2014
Community Bank of Broward	Dania Beach, Florida	2015
Regent Bank	Davie, Florida	2016
Insignia Bank	Sarasota, Florida	2017

(1)	FDIC-assisted transaction without loss share

Recent Developments

Acquisition of Insignia Bank

On March 7, 2017, we closed on our acquisition of Insignia Bank, a Florida-chartered commercial bank (“Insignia”). Insignia operates two offices in the Sarasota County, Florida and had total assets of $243.7 million, loans of $194.2 million and deposits of $202.9 million at December 31, 2016. This acquisition expanded our deposit market share in Sarasota County and made us one of the largest community banks, by deposits, in that county.

Acquisition of Regent Bancorp

On September 15, 2016, we completed our acquisition of Regent Bancorp, Inc. and its wholly owned subsidiary, Regent Bank, a Florida-chartered commercial bank (“Regent”). Regent was headquartered in Davie, Florida and had four other locations in Broward and Palm Beach Counties, Florida. As with many community banks headquartered in Southeast Florida, Regent’s focus was relationship banking to professionals, small businesses and consumers. This acquisition significantly expanded our deposit market share in Broward County and our deposits in Southeast Florida increased to over $1.6 billion. At the time of the merger, and before any fair value adjustments, Regent had approximately $346.0 million in assets, including approximately $268.3 million in gross loans, and approximately $295.4 million in deposits. In connection with this acquisition, our expenses in 2016 included the termination of the core operating system contract, data conversion, closing of two offices, professional fees and payments to employees, which totaled approximately $2.74 million.

Acquisition of Community Bank of Broward

On January 8, 2015, we consummated our acquisition of Community Bank of Broward, a Florida-chartered commercial bank (“CBB”). CBB was headquartered in Dania Beach, Florida and had seven other locations in Broward County, Florida. CBB, like Stonegate, provided a wide range of services to its customers. CBB’s target market was consumers, professionals and small businesses. This acquisition significantly expanded our deposit market share in Broward County to approximately 2.0% and over $850 million. At the time of the merger CBB had approximately $476.9 million in assets, including approximately $409.6 million in gross loans, and approximately $430.2 million in deposits. Expenses in 2015 related to the termination of the core operating system contract, data conversion, closing of one office, professional fees and payments to employees totaled approximately $1.8 million.

Acquisition of Florida Shores Bancorp, Inc.

On January 15, 2014, we closed on our acquisition of Florida Shores Bancorp, Inc., a Florida corporation and registered bank holding company, and its two majority-owned subsidiary banks, Florida Shores Bank – Southeast and Florida Shores Bank – Southwest, both of which were Florida-chartered full-service commercial banks. At the time of the merger Florida Shores Bank – Southeast had approximately $168.4 million in assets, including approximately $124.6 million in gross loans, and approximately $154.6 million in deposits. Florida Shores Bank – Southeast was headquartered in Pompano Beach, Florida and had two other branches in Boca Raton and Fort Lauderdale, Florida. Florida Shores Bank – Southwest had approximately $416.0 million in assets, including approximately $232.3 million in gross loans, and approximately $385.0 million in deposits. Florida Shores Bank – Southwest was headquartered in Venice, Florida and had branches located in Englewood, Fort Myers and Sarasota, Florida. Additionally, Florida Shores Bancorp, Inc. owned Florida Shores Service Company in Clearwater, Florida. This company performed various functions for both Florida Shores Bank – Southeast and Florida Shores Bank – Southwest such as backroom operational functions pertaining to information technology, loans and deposits. In addition to these functions, the processing of lockbox payments for numerous homeowner and condominium associations was performed at this center. In total, after estimated fair value adjustments were applied, the Florida Shores Bancorp, Inc. acquisition added $594.1 million in assets, $344.8 million in gross loans and $540.1 million in deposits. As a result of this transaction, we incurred expenses that totaled approximately $3.0 million in 2014 and approximately $900,000 in 2013. These expenses were primarily related to the termination of the core operating system contract and data conversion, closing of three Florida Shores branches and payments to employees.

Banking Services

Commercial Banking

We focus our commercial loan originations on small and mid-sized businesses (generally up to $25 million in annual sales) and these loans are usually accompanied by significant related deposits. Commercial underwriting is driven by cash flow analysis supported by collateral analysis and review. Commercial loan products include commercial real estate construction and term loans; working capital loans and lines of credit; demand, term, and time loans; and equipment, inventory and accounts receivable financing. We offer a range of cash management services and deposit products to commercial customers. Computerized banking is available to commercial customers.

Retail Banking

Our retail banking activities emphasize consumer deposit and checking accounts. We offer an extensive range of services to meet the varied needs of our customers from young persons to senior citizens. In addition to traditional products and services, we offer contemporary products and services, such as debit cards, Internet banking, and electronic bill payment services. Consumer loan products that we offer include home equity lines of credit, second mortgages, new and used auto loans, new and used boat loans, and personal credit lines.

Mortgage Banking

Our mortgage banking business is structured to provide a source of fee income largely from the process of originating product for sale on the secondary market (primarily fixed rate loans), as well as the origination of primarily adjustable rate loans, which may be held in our loan portfolio. Mortgage banking capabilities include conventional and nonconforming mortgage underwriting, and construction and permanent financing.

Investment Activity

Our consolidated securities portfolio is managed with the goals of managing interest rate risk, maintaining sufficient liquidity, and optimizing return. Our investment portfolio includes U.S. government securities, residential mortgage-backed securities and residential collateralized mortgage obligations. Our financial planning anticipates income streams generated by the securities portfolio based on normal maturity and reinvestment. As of December 31, 2016, we did not hold any tax-exempt obligations or instruments from issuers where the amortized cost or market value represented more than 10 percent of shareholders’ equity or any securities with a risk weighting of greater than 20%.

Lending Activity

Our loan portfolio consists principally of loans to individuals and small- and medium-sized businesses within our primary market area of South and West Florida. We follow a lending policy that permits prudent risks to assist consumers and businesses in our market area. We do not originate any subprime loans. Loan-related interest rates will vary depending on a number of factors, including our cost of funds, the loan maturity, and the degree of risk. We are expected to meet the credit needs of customers in the communities we serve while allowing prudent liquidity through our securities portfolio and cash reserves. We also help enhance loan quality by staffing with experienced, well-trained lending officers capable of soliciting loan business. Our lending officers, as well as our credit officers and loan committees, also recognize and appreciate the importance of exercising care and good judgment in underwriting loans, which we believe supports our safety and profitability goals.

Real Estate Loans

Real Estate Loans – Commercial

Commercial real estate loans consist of loans to finance real estate purchases, refinancing, expansions and improvements to commercial properties. Such loans are primarily secured by first liens on office buildings, apartments, churches, warehouses, restaurants, hotels and retail and mixed-use properties.

Commercial real estate loans generally have maturities between five and 10 years with amortization periods ranging from 10 to 25 years. These loans carry both fixed and variable interest rates. Variable interest rate loans are generally tied to the three- or five-year U.S. Treasury security and adjust every three- or five-years, or to the one- or three-month London Interbank Offered Rate (“LIBOR”), and adjust monthly or quarterly. As part of our product line, we enter into interest rate swaps with customers who desire intermediate to long-term fixed rate loans whereby we receive interest at a fixed rate and pay interest at a variable rate. Simultaneously with the execution of the swap with our customer, we enter into an interest rate swap with one of our correspondent banks whereby we pay interest at a fixed rate and receive interest at a variable rate.

We seek to reduce the risks associated with commercial mortgage lending by generally lending in our market area and obtaining periodic financial statements and tax returns from borrowers. Commercial real estate loans are generally originated in amounts up to 80% of the appraised value of the property securing the loan. Appraisals on properties securing commercial real estate loans originated by us are performed by an independent appraiser prior to the time the loan is made. In addition, our underwriting procedures generally require verification of the borrower’s credit history, income and financial condition, banking relationships, references and income projections for the property. We generally obtain personal guarantees for our commercial real estate loans. The repayment of these loans largely depends on the results of operations and management of these properties. Adverse economic conditions can affect the repayment ability of these loans.

Real Estate Loans – Residential

Residential real estate loans are for the purpose of purchasing or refinancing of a mortgage and include home equity lines of credit. These loans are largely collateralized by primary and secondary homes.

Residential mortgage loans secured by a first mortgage lien are primarily adjustable rate. These loans have adjustment periods of one-year and are tied to either the one-year U.S. Treasury security or to one-year LIBOR with both adjustment period caps and lifetime caps. The amortization period for these loans is generally 30 years. Home equity lines of credit are primarily adjustable rate and tied to the Bank’s prime interest rate. These loans can carry an interest only payment period with up to a 15-year maturity. Home equity loans can be secured by either a first or second mortgage lien. In order to meet the demand for fixed rate first mortgage liens, we often originate and sell these loans, service released, to other lenders in the secondary market.

We embrace written, nondiscriminatory underwriting standards for use in the underwriting and review of every loan considered. Our Board of Directors reviews and approves these underwriting standards annually. Our underwriters obtain or review each loan application to determine the borrower’s ability to repay, and confirm the significant information through the use of credit reports, financial statements, employment and other verifications.

When originating a real estate mortgage loan, we obtain a new appraisal of the property from an independent third party to determine the adequacy of the collateral, and the appraisal will be independently reviewed by our loan administrators. Borrowers are required to obtain casualty insurance and, if applicable, flood and wind insurance in amounts at least equal to the outstanding loan balance or the maximum amount allowed by law.

We require that a survey be conducted and title insurance be obtained, insuring the priority of our mortgage lien. Our maximum loan to value limit for lending on residential real estate is 80% of the lesser of the acquisition cost or the estimate of fair market value.

During a rising rate environment the risk of default on adjustable rate residential mortgages could increase. However, this risk is somewhat mitigated by the period adjustment and lifetime caps that are in place.

As of December 31, 2016, our loan portfolios contained no subprime or option (“pick a payment”) mortgage loans.

Construction—Residential and Commercial Real Estate Loans

Construction loans are for the construction of mixed-use properties, owner-occupied office buildings and residential homes. These loans are secured by the property under construction. For construction loans we primarily lend to experienced local builders who have a successful track record with us or one of our competitors. If the construction loan is for a speculative residential or multi-family residential project, the construction must occur in our market area. Most of these loans are variable rate loans and tied to the Bank’s prime interest rate. Land loans are secured by first liens on agricultural, commercial and residential land. Interest rates for land loans are generally variable rate and tied to the Bank’s prime interest rate.

Construction and land development loans often involve greater risk due to the effects of general economic conditions on the borrower’s ability to repay. The risk of loss on construction loans is dependent largely on the accuracy of the initial estimate of the property’s value upon completion of the project and the estimated cost, including interest, of the project. Construction and land development loans are generally more challenging to evaluate and monitor and therefore involve greater scrutiny in the underwriting process. In the event of a default, it may be necessary for the Bank to take control of the project and either arrange for completion of the project or dispose of the unfinished project.

Consumer Loans

Consumer loans are loans and lines of credit to individuals for the purchase of vehicles, boats and other household items and are generally secured by the item purchased but may be unsecured. These loans generally have fixed rates with terms from three to five years. Consumer loans can involve a higher degree of risk, especially if they are unsecured. There is also a higher degree of risk when the underlying collateral is a depreciating asset, such as a vehicle, and, if repossessed, may not provide an adequate source of repayment of the outstanding balance of the loan. Additionally, consumer loans are more likely to be adversely affected by negative economic conditions because these conditions increase the risk of job loss and personal bankruptcy.

Commercial Loans

We originate both fixed and variable rate secured commercial loans for business purposes. Variable rate loans are generally tied to the Bank’s prime interest rate. Usually these loans are for terms of three to 10 years and are typically made for acquisition, expansion, and working capital purposes and may be secured by accounts receivable, inventory, equipment or other assets.

The Bank’s underwriting analysis consists of credit verification, a review of the financial statements of the borrower, the lending history of the borrower, the debt service capabilities of the borrower, the projected cash flows of the business, the value of the collateral and guarantees by the principals of the borrower. These loans are subject to greater risk during periods of adverse economic conditions. In the event of a default, the collateral may not be sufficient to ensure full payment of the loan. To reduce this risk the financial condition and cash flow of commercial borrowers are closely monitored by the submission of corporate financial statements, personal financial statements, internal sensitivity analysis on the interest rate and changes to prevailing market rates and income tax returns during the term of the loan. The frequency of submissions of required financial information depends on the size and complexity of the credit and the collateral that secures the loan.

Credit Cards

In June 2016, we began offering credit cards to both consumers and businesses. Credit cards typically involve a higher degree of credit risk since outstanding balances are unsecured and repayment of such balances is often negatively impacted by a decline in economic conditions. Our credit cards offer a variety of benefits and features designed to meet the needs of our customer. In addition, our consumer credit cards can be used in Cuba.

Credit Administration

Our lending activities are subject to written policies approved by the Board of Directors to ensure proper management of credit risk. Loans are subject to a defined credit process that includes credit evaluation of borrowers, risk-rating of credit, establishment of lending limits and application of lending procedures, including the holding of adequate collateral and the maintenance of compensating balances, as well as procedures for on-going identification and management of credit deterioration. Regular portfolio reviews are performed to identify potential underperforming credits, estimate loss exposure, and to ascertain compliance with our policies. Management review consists of evaluation of the financial strengths of the borrower and the guarantor, the related collateral and the effects of economic conditions.

We generally do not make commercial or consumer loans outside our market area unless the borrower has an established relationship with us and conducts its principal business operations within our market area. Consequently, we and our borrowers are affected by the economic conditions prevailing in our market areas.

We will purchase or sell participations in loans from time to time, typically on a nonrecourse basis, unless our Board of Directors approves a recourse arrangement. Usually, participations are necessary when the loan in its entirety would exceed our legal lending limit or when booking the entire loan would cause us to exceed our internally established loan-to-deposit ratio limit or create a significant credit concentration in a particular type of loan. Sound underwriting justification, including an independent analysis of credit quality of the borrower, and evidence of proper loan documentation are required prior to us committing to purchase loan participations. We maintain satisfactory credit information on the borrower during the term of each loan in which we participate.

Delinquent Loans, Nonperforming Assets, Classified Assets and Trouble Debt Restructuring (“TDR”)

When a borrower fails to make a payment as required by the terms of the loan, we will attempt to contact the borrower to cure the deficiency. In most cases the borrower will promptly make the required payment and thus cure the deficiency.

Loans are considered impaired when, based on current information and events, it is probable we will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Generally, it is our policy to discontinue the accrual of interest income and place the loan in a nonaccrual status once the loan is 90 days or more past due, unless in the determination of management, the loan is in the process of collection and it is probable that all principal and interest will be paid. Loans that are under-collateralized or that we do not expect will be repaid by the borrower’s or the guarantor’s financial resources could result in a partial or full charge-off. The amount charged-off will be charged against the allowance for loan losses.

We use a risk rating system to measure and monitor loan quality. Each loan is assigned a risk rating from one to nine. The risk rating focuses on the timely repayment of principal by analyzing the borrower’s financial ability, payment history, operating results, sales trends, contingencies and other relevant factors. Classified loans are those that have a risk rating of seven or higher. We monitor these loans on a regular basis and take action, as needed, to try to minimize the Bank’s loss exposure. Losses or partial losses are recognized when a loan is deemed uncollectible.

Our risk rating system was designed in a manner that we believe is consistent with the regulatory guidance. Problem assets are classified as “special mention” (risk rating 6), “substandard” (risk rating 7), “doubtful” (risk rating 8) or “charge-off/loss” (risk rating 9). Loans classified as “substandard” are those where timely repayment is not a reasonable expectation, that have one or more defined weakness and there is some possibility that we could experience some loss if the identified weaknesses are not corrected. “Doubtful” loans have the same weaknesses as substandard but repayment in full is doubtful and a partial loss is probable. “Special mention” loans are loans where weaknesses have been identified but timely repayment is a reasonable expectation. These loans are weakened but protected. “Special mention” loans, while not exposing us to a degree of risk that warrants classification, do possess certain weakness that deserves management’s close attention.

The aggregate amounts of the Bank’s classified loans at December 31, 2016 and 2015 were as follows:

CLASSIFIED LOANS

(in thousands of dollars)	December 31, 2016	December 31, 2015
Special mention (risk rating 6)	$6,174	$14,291
Substandard (risk rating 7)	22,984	21,785
Doubtful (risk rating 8)	—	—

Total classified assets	$29,158	$36,076

At December 31, 2016, of the $22.9 million classified as substandard loans in the table above, $15.6 million are considered impaired, of which $2.9 million are loans modified as troubled debt restructurings (TDRs). Additionally, of the $22.9 million classified as substandard, $8.6 million are on nonaccrual status. At December 31, 2015, of the $21.8 million classified as substandard loans in the table above, $14.1 million are considered impaired, of which $8.4 million are TDRs. Additionally, of the $21.8 million classified as substandard, $6.6 million are on nonaccrual status.

The following table reflects the amount of loans that were in a delinquent status of 30 to 90 days or more as of December 31, 2016 and 2015. Loans that are delinquent 90 days or more are generally included in the nonaccrual loans noted above and we do not accrue interest on such loans. However, the loans shown below that were 90 days or more past due as of December 31, 2016 were outstanding credit card balances that were still accruing interest.

DELINQUENT LOANS

(in thousands of dollars)	December 31, 2016	December 31, 2015
Loans delinquent
30 to 59 days	$234	$663
60 to 89 days	153	202
90 days or more	18	—

Total delinquent loans	$405	$865

Ratio of total delinquent loans to total loans	0.02%	0.05%

Loan impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. Loans determined impaired are analyzed and written down to their fair value as determined by one of these methods. As of December 31, 2016, we had designated $15.6 million as impaired loans.

The following table reflects the amount of loans in nonaccrual status by class of loans as of December 31, 2016 and 2015:

NONACCRUAL LOANS

(in thousands of dollars)	December 31, 2016	December 31, 2015
Commercial real estate	$1,271	$1,830
Construction and land development	259	351
Residential real estate	3,451	3,662
Commercial	3,575	790
Consumer and other	—	1

Total	$8,556	$6,634

During the years ending December 31, 2016 and 2015, the terms of certain loans were modified as TDRs. The modification of the terms of these loans included one, or a combination of, the following: a reduction of the stated interest rate of the loan; an extension of the maturity date at a stated rate of interest lower than the current market rate for new debt with similar risk; or a permanent reduction of the recorded investment in the loan. The recorded investment of loans modified as TDRs were $9.5 million and $9.8 million as of December 31, 2016 and 2015, respectively.

At December 31, 2016 and 2015, we held $2.8 million and $1.4 million, respectively, in other real estate owned. This category consisted of real estate acquired through, or in lieu of, foreclosure. These assets are carried at their fair value less expected costs to sell as of the date of foreclosure.

Purchased Credit Impaired Loans

The Bank, through its acquisitions, has purchased individual loans and groups of loans, some of which have shown evidence of deterioration of credit quality since origination and for which it is probable, at acquisition, that we will be unable to collect all contractually required payments receivable. These loans are initially recorded at fair value with no valuation allowance. After acquisition, any losses are recognized by an increase in the allowance for loan losses.

These acquired loans are accounted for individually or aggregated into pools of loans based on common risk characteristics such as credit score, loan type, and date of origination. We estimate the amount and timing of expected cash flows for each acquired loan or pool, and the expected cash flows in excess of amount paid is recorded as interest income over the remaining life of the loan or pool (accretable yield). The excess of the loan’s or pool’s contractual principal and interest over expected cash flows is not recorded (nonaccretable difference).

Over the life of the loan or pool, expected cash flows continue to be estimated. If the present value of expected cash flows is less than the carrying amount, a loss is recorded. If the present value of expected cash flows is greater than the carrying amount, it is recognized as part of future interest income.

The carrying amount of those loans considered purchased credit impaired included as loans receivable were $40.8 million and $22.4 million at December 31, 2016 and 2015, respectively. The principal balances outstanding on these loans at December 31, 2016 and 2015 were $58.2 million and $34.5 million, respectively.

Competition

Commercial banking in Florida, including our markets, is highly competitive due in large part to Florida’s historic profile of population growth and wealth. Our markets contain not only community banks, but also a significant number of the country’s largest commercial and wealth management/trust banks.

Interest rates, both on loans and deposits, and prices of fee-based services are significant competitive factors among financial institutions generally. Other important competitive factors include office location, office hours, the quality of customer service, community reputation, continuity of personnel and services, and, in the case of larger commercial customers, relative lending limits and the ability to offer sophisticated cash management and other commercial banking services. Many of our larger competitors have greater resources, broader geographic markets, more extensive branch networks, and higher lending limits than we do. They also can offer more products and services and can better afford and make more effective use of media advertising, support services and electronic technology than we can.

Our largest competitors in the market include Bank of America, Wells Fargo Bank, SunTrust Bank, JPMorgan Chase Bank, Citibank N.A., BankUnited, N.A., Branch Banking & Trust Company, Regions Bank, TD Bank, N.A. and Fifth Third Bank. These institutions capture the majority of the deposits in the market. According to data provided by the FDIC, as of June 30, 2016, the latest date for which data was publicly available, our market share, on a pro forma basis, was less than 2% in each county where we operate, except for Broward County where we were slightly over 2%. As of June 30, 2016, there were approximately 144 depository institutions operating in our markets. We believe that community banks can compete successfully by providing personalized service and making timely, local decisions and thus draw business away from larger institutions in the market. We also believe that further consolidation in the banking industry is likely to create additional opportunities for community banks to capture deposits from affected customers who may become dissatisfied as their financial institutions change ownership. In addition, we believe that the continued growth of our banking markets affords us an opportunity to capture new deposits from new residents.

Seasonality

We do not believe our base of business to be seasonal in nature.

Marketing and Distribution

In order to market our deposit products we use local print advertising, provide sales incentives for our employees and offer special events to generate customer traffic.

Our Board of Directors and management team realize the importance of forging partnerships within the community as a method of expanding our customer base and serving the needs of our community. In this regard we are an active participant in various community activities and organizations. Participation in such events and organizations allows management to determine what additional products and services are needed in our community as well as assisting in our efforts to determine credit needs in accordance with the Community Reinvestment Act.

Regulatory Considerations

We must comply with state and federal banking laws and regulations that control virtually all aspects of our operations. These laws and regulations generally aim to protect our depositors, not necessarily our shareholders or our creditors. Any changes in applicable laws or regulations may materially affect our business and prospects. Proposed legislative or regulatory changes may also affect our operations. The following description summarizes some of the laws and regulations to which we are subject. References to applicable statutes and regulations are brief summaries, do not purport to be complete, and are qualified in their entirety by reference to such statutes and regulations.

We are a commercial banking institution that is chartered by and headquartered in the State of Florida, and we are subject to state and federal laws and regulations applicable to Florida-chartered banks. The Florida Office of Financial Regulation and the FDIC supervise and regulate all areas of our operations including, without limitation, the making of loans, the issuance of securities, the conduct of our corporate affairs, the satisfaction of capital adequacy requirements, the payment of dividends, and the requirements regarding mergers and branching activities.

As a Florida-chartered banking institution, we are empowered by statute, subject to the limitations contained in those statutes, to take and pay interest on savings and time deposits, to accept demand deposits, to make loans on residential and other real estate, to make consumer and commercial loans, to invest, with certain limitations, in equity securities and in debt obligations of banks and corporations and to provide various other banking services to our customers. Various consumer laws and regulations also affect our operations, including, but not limited to, state usury laws, laws relating to fiduciaries, consumer credit and equal credit opportunity laws, and fair credit reporting.

We are also subject to interagency guidance issued by the FDIC, the Board of Governors of the Federal Reserve System (“FRB” or “Federal Reserve”) and Office of the Comptroller of the Currency (“OCC”) on sound risk management practices for concentrations in commercial real estate lending. This guidance directs institutions to develop and maintain well-developed and documented risk management practices and levels of capital that are commensurate with the level of exposure and nature of their commercial real estate concentrations. The guidance is intended to ensure that institutions remain strong and profitable while continuing to pursue commercial real estate lending within their communities.

The Federal Deposit Insurance Corporation Improvement Act of 1991 prohibits insured state-chartered institutions from conducting activities as principal that are not permitted for national banks. A bank, however, may engage in an otherwise prohibited activity if it meets its minimum capital requirements and the FDIC determines that the activity does not present a significant risk to the Deposit Insurance Fund (“DIF”).

Reserves

The Federal Reserve requires all depository institutions to maintain reserves against some transaction accounts (primarily noninterest-bearing and NOW checking accounts). The balances maintained to meet the reserve requirements imposed by the Federal Reserve may be used to satisfy liquidity requirements. An institution may borrow from the Federal Reserve “discount window” as a secondary source of funds, provided that the institution meets the Federal Reserve’s credit standards.

Dividends

We are subject to legal limitations on the frequency and amount of dividends that can be paid to our shareholders. The FDIC may restrict our ability to pay dividends if those payments would constitute an unsafe or unsound banking practice. Additionally, effective as of January 1, 2016, financial institutions are required to maintain a capital conservation buffer of at least 1.25% of risk-weighted assets to avoid restrictions on capital distributions and other payments. If a financial institution’s capital conservation buffer falls below the minimum requirement, its maximum payout amount for capital distributions and discretionary payments declines to a set percentage of eligible retained income based on the size of the buffer. See “Capital Regulations,” below, for additional details on this new capital requirement.

In addition, Florida law also places certain restrictions on the declaration of dividends from state-chartered banks to their shareholders. Pursuant to the Florida Financial Institutions Code, the board of directors of a state-chartered bank, after charging-off bad debts, depreciation and other worthless assets, if any, and making provisions for reasonably anticipated future losses on loans and other assets, may quarterly, semi-annually or annually declare a dividend of up to the aggregate net profits of that period combined with the bank’s retained net profits for the preceding two years. In addition, with the approval of the OFR, a bank may declare a dividend from retained net profits which accrued prior to the preceding two years. Before declaring any dividends, 20% of the net profits for the preceding period as is covered by the dividend must be transferred to the surplus fund of the bank until this fund becomes equal to the amount of the bank’s common stock then issued and outstanding. A Florida-chartered bank may not declare any dividend if (i) its net income from the current year combined with the retained net income for the preceding two years is a loss or (ii) the payment of a dividend would cause the capital account of the bank to fall below the minimum amount required by law, regulation, order or any written agreement with the OFR or a federal regulatory agency.

Insurance of Accounts and Other Assessments

We pay our deposit insurance assessments to the DIF, which is determined through a risk-based assessment system. Our deposit accounts are currently insured by the DIF generally up to a maximum of $250,000 per separately insured depositor. Under the current assessment system, the FDIC assigns an institution to one of two categories based on asset size. Stonegate falls into the Established Small Institution Category. This category has three sub-categories based on supervisory ratings (i.e., “CAMELS” ratings). The assessment rate is based upon the institution’s most recent supervisory and capital evaluations. In addition, all FDIC insured institutions are required to pay assessments to the FDIC at an annual rate of approximately six tenths of a basis point of its assessment base to fund interest payments on bonds issued by the Financing Corporation, an agency of the federal government established to recapitalize the predecessor to the Savings Association Insurance Fund. These assessments will continue until the Financing Corporation bonds mature in 2017 through 2019.

Under the Federal Deposit Insurance Act, or FDIA, the FDIC may terminate deposit insurance upon a finding that the institution has engaged in unsafe and unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC. The termination of deposit insurance could have a material adverse effect on the Bank’s earnings.

Transactions With Affiliates

Sections 23A and 23B of the Federal Reserve Act and Regulation W limit our ability to engage in transactions with related parties or “affiliates” or to make loans to insiders. Loan transactions with an “affiliate” generally must be collateralized and certain transactions between us and our “affiliates”, including the sale of assets, the payment of money or the provision of services, must be on terms and conditions that are substantially the same, or at least as favorable to us, as those prevailing for comparable nonaffiliated transactions. In addition, we generally may not purchase securities issued or underwritten by affiliates.

Loans to executive officers, directors or to any person who directly or indirectly, or acting through or in concert with one or more persons, owns, controls or has the power to vote more than 10% of any class of voting securities of a bank, which we refer to as 10% Shareholders, or to any political or campaign committee the funds or services of which will benefit those executive officers, directors, or 10% Shareholders or which is controlled by those executive officers, directors or 10% Shareholders, are subject to Sections 22(g) and 22(h) of the Federal Reserve Act and their corresponding regulations (Regulation O) and Section 13(k) of the Exchange Act relating to the prohibition on personal loans to executives which exempts financial institutions in compliance with the insider lending restrictions of Section 22(h) of the Federal Reserve Act. Among other things, these loans must be made on terms substantially the same as those prevailing on transactions made to unaffiliated individuals and certain extensions of credit to those persons must first be approved in advance by a disinterested majority of the entire Board of Directors. Section 22(h) of the Federal Reserve Act prohibits loans to any of these individuals where the aggregate amount exceeds an amount equal to 15% of an institution’s unimpaired capital and surplus plus an additional 10% of unimpaired capital and surplus in the case of loans that are fully secured by readily marketable collateral, or when the aggregate amount on all of the extensions of credit outstanding to all of these persons would exceed the Bank’s unimpaired capital and unimpaired surplus. Section 22(g) identifies limited circumstances in which we are permitted to extend credit to executive officers.

Community Reinvestment Act

The Community Reinvestment Act and its corresponding regulations are intended to encourage banks to help meet the credit needs of their service area, including low and moderate income neighborhoods, consistent with our safe and sound operation. These regulations provide for regulatory assessment of a bank’s record in meeting the credit needs of its service area. Federal banking agencies are required to make public a rating of a bank’s performance under the Community Reinvestment Act. The FDIC considers a bank’s Community Reinvestment Act rating when the bank submits an application to establish branches, merge, or acquire the assets and assume the liabilities of another bank. Additionally, the Community Reinvestment Act performance record of all banks involved in a merger or acquisition are reviewed in connection with the filing of an application to acquire ownership or control of shares or assets of a bank. An unsatisfactory record can substantially delay or block the transaction. Stonegate Bank received a satisfactory rating on its most recent Community Reinvestment Act assessment.

Capital Regulations

The federal banking regulators, including the FDIC, have adopted risk-based, capital adequacy guidelines for bank holding companies and their subsidiary state-chartered banks. The risk-based capital guidelines are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and financial holding companies, to account for off-balance sheet exposure, to minimize disincentives for holding liquid assets and to achieve greater consistency in evaluating the capital adequacy of major banks throughout the world. Under these guidelines, assets and off-balance sheet items are assigned to broad risk categories each with designated weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

The federal banking regulators adopted risk-based capital adequacy guidelines for U.S. banks. As described above, the federal banking regulators have adopted final rules that became effective January 1, 2015 for community banks. These final rules represent major changes to the prior general risk-based capital rule and are designed to substantially conform to the Basel III international standards. The new risk-based capital guidelines are designed to make regulatory capital requirements more sensitive to differences in risk profiles among banks and bank holding companies, to account for off-balance sheet exposure, to minimize disincentives for holding liquid assets, and to achieve greater consistency in evaluating the capital adequacy of major banks throughout the world. Under these guidelines assets and off-balance sheet items are assigned to broad risk categories each with designated weights. The resulting capital ratios represent capital as a percentage of total risk-weighted assets and off-balance sheet items.

Under the final rule, minimum requirements increased for both the quality and quantity of capital held by banking organizations. In this respect the final rule implements strict eligibility criteria for regulatory capital instruments and improves the methodology for calculating risk-weighted assets to enhance risk sensitivity. Consistent with the international Basel framework the rule includes a new minimum ratio of Common Equity Tier 1 Capital to Risk-Weighted Assets of 4.5% and a Common Equity Tier 1 Capital conservation buffer of 2.5% of risk-weighted assets. The rule also, among other things, raises the minimum ratio of Tier 1 Capital to Risk-Weighted Assets from 4% to 6% and includes a minimum leverage ratio of 4% for all banking organizations. The implementation of the capital conservation buffer began on January 1, 2016 at the 0.625% level and will be phased in over a three-year period (increasing by 0.625% on each subsequent January 1, until it reaches 2.5% on January 1,

2019). If a financial institution’s capital conservation buffer falls below the minimum required amount, its maximum payout amount for capital distributions and discretionary payments will be limited or prohibited based on the size of the institution’s buffer. The types of payments subject to this limitation include dividends, share buybacks, discretionary payments on Tier 1 instruments, and discretionary bonus payments.

In computing total risk-weighted assets bank and bank holding company assets are given risk-weights of 0%, 20%, 50%, 100% and 150%. In addition, certain off-balance sheet items are given similar credit conversion factors to convert them to asset equivalent amounts to which an appropriate risk-weight will apply. Most loans will be assigned to the 100% risk category, except for performing first mortgage loans fully secured by 1- to 4-family and certain multi-family residential property, which carry a 50% risk rating and high volatility commercial real estate loans, which carry a 150% risk rating. Most investment securities (including, primarily, general obligation claims on states or other political subdivisions of the United States) will be assigned to the 20% category, except for municipal or state revenue bonds, which have a 50% risk-weight, and direct obligations of the U.S. Treasury or obligations backed by the full faith and credit of the U.S. Government, which have a 0% risk-weight. In covering off-balance sheet items, direct credit substitutes, including general guarantees and standby letters of credit backing financial obligations, are given a 100% conversion factor. Transaction-related contingencies such as bid bonds, standby letters of credit backing nonfinancial obligations, and undrawn commitments (including commercial credit lines with an initial maturity of more than one year) have a 50% conversion factor. Short-term commercial letters of credit are converted at 20% and certain short-term unconditionally cancelable commitments have a 0% factor.

The new capital regulations may also impact the treatment of accumulated comprehensive income (“AOCI”) for regulatory capital purposes. Under the new rules AOCI would generally flow through to regulatory capital, however, community banks and their holding companies were permitted to make a one-time irrevocable opt-out election to continue to treat ACOI the same as under the old regulations for regulatory capital purposes. This election was required to be made on the first call report filed after January 1, 2015 and we have elected to opt-out. Additionally, the new rules also permit community banks with less than $15 billion in total assets to continue to count certain non-qualifying capital instruments issued prior to May 19, 2010, including cumulative perpetual preferred stock, as Tier 1 capital (subject to a limit of 25% of Tier 1 capital). However, non-qualifying capital instruments issued on or after May 19, 2010 will not qualify for Tier 1 capital treatment.

Federal law and regulations establish a capital-based regulatory scheme designed to promote early intervention for troubled banks and require the FDIC to choose the least expensive resolution of bank failures. The capital-based regulatory framework contains five categories of compliance with regulatory capital requirements, including “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized,” and “critically undercapitalized.” To qualify as a “well-capitalized” institution, a bank must have a leverage ratio of not less than 5%, a Tier 1 Common Equity ratio of not less than 6.5%, a Tier 1 Capital ratio of not less than 8%, and a total risk-based capital ratio of not less than 10%, and the bank must not be under any order or directive from the appropriate regulatory agency to meet and maintain a specific capital level.

Under the regulations the applicable agency can treat an institution as if it were in the next lower category if the agency determines (after notice and an opportunity for hearing) that the institution is in an unsafe or unsound condition or is engaging in an unsafe or unsound practice. The degree of regulatory scrutiny of a financial institution will increase, and the permissible activities of the institution will decrease, as it moves downward through the capital categories. Institutions that fall into one of the three undercapitalized categories may be required to (i) submit a capital restoration plan; (ii) raise additional capital; (iii) restrict their growth, deposit interest rates, and other activities; (iv) improve their management; (v) eliminate management fees; or (vi) divest themselves of all or a part of their operations. It should be noted that the minimum ratios referred to above are merely guidelines and the bank regulators possess the discretionary authority to require higher capital ratios.

As of December 31, 2016, we exceeded the requirements contained in the applicable regulations, policies and directives pertaining to capital adequacy to be classified as “well capitalized”, and are unaware of any material violation or alleged violation of these regulations, policies or directives (see table below). In addition, we have calculated and shown in the table below the capital that would be required for capital adequacy purposes as if the capital conservation buffer was fully phased in at December 31, 2016. Rapid growth, poor loan portfolio performance, or poor earnings performance, or a combination of these factors, could change our capital position in a relatively short period of time, making additional capital infusions necessary.

	Actual		Required for Capital Adequacy Purposes (1)		To Be Well-Capitalized Under Prompt Corrective Action Provisions
(in thousands of dollars)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2016
Total Capital	$314,768	12.1%	$272,410	10.50%	$259,438	10.00%
Tier 1 Capital	287,630	11.1%	220,522	8.50%	207,550	8.00%
Common Equity Tier 1	287,630	11.1%	181,607	7.00%	168,635	6.50%
Tier 1 Leverage	287,630	10.0%	115,258	4.00%	144,072	5.00%

(1)	Minimum ratio plus fully phased in capital conservation buffer

Prompt Corrective Action

Immediately upon becoming undercapitalized, a depository institution becomes subject to the provisions of Section 38 of the FDIA, which: (i) restrict payment of capital distributions and management fees; (ii) require that the appropriate federal banking agency monitor the condition of the institution and its efforts to restore its capital; (iii) require submission of a capital restoration plan; (iv) restrict the growth of the institution’s assets; and (v) require prior approval of certain expansion proposals. The appropriate federal banking agency for an undercapitalized institution also may take any number of discretionary supervisory actions if the agency determines that any of these actions is necessary to resolve the problems of the institution at the least possible long-term cost to the deposit insurance fund, subject in certain cases to specified procedures. These discretionary supervisory actions include: (i) requiring the institution to raise additional capital; (ii) restricting transactions with affiliates; (iii) requiring divestiture of the institution or the sale of the institution to a willing purchaser; and (iv) any other supervisory action that the agency deems appropriate. These and additional mandatory and permissive supervisory actions may be taken with respect to significantly undercapitalized and critically undercapitalized institutions.

Interstate Banking and Branching

State laws prohibiting interstate banking or discriminating against out-of-state banks are preempted. States are not permitted to enact laws opting out of this provision; however, states are allowed to adopt a minimum age restriction requiring that target banks located within the state be in existence for a period of time, up to a maximum of five years, before a bank may be subject to the Interstate Banking Act. Also, the Dodd-Frank Act, added deposit caps which prohibit acquisitions that result in the acquiring company controlling 30% or more of the deposits of insured banks and thrift institutions held in the state in which the target maintains a branch or 10% or more of the deposits nationwide. States have the authority to waive the 30% deposit cap. State-level deposit caps are not preempted as long as they do not discriminate against out-of-state companies, and the federal deposit caps apply only to initial entry acquisitions.

Under the Dodd-Frank Act, national banks and state banks are able to establish branches in any state if that state would permit the establishment of the branch by a state bank chartered in that state. Florida law permits a state bank to establish a branch of the bank anywhere in the state. Accordingly, under the Dodd-Frank Act, a bank with its headquarters outside the State of Florida may establish branches anywhere within the state.

Federal Home Loan Bank System

We are a member of the FHLB of Atlanta. The FHLBs provide credit to their members in the form of advances which mature at varying dates and are collateralized by a blanket floating lien on all 1-4 family residential mortgage loans, commercial real estate mortgage loans and home equity mortgage loans. Interest on the FHLB advances is paid on a quarterly basis. As a member of the FHLB of Atlanta, we are required to own capital stock in the FHLB in an amount at least equal to 0.09% (or 9 basis points), which is subject to annual adjustments, of our total assets at the end of each calendar year (with a dollar cap of $15 million), plus 4.25% of our outstanding advances (borrowings) from the FHLB of Atlanta under the activity-based stock ownership requirement. As of December 31, 2016, we were in compliance with this requirement.

Bank Secrecy Act/Anti-Money Laundering

The Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “USA PATRIOT Act”) was enacted in response to the terrorist attacks occurring on September 11, 2001. The USA PATRIOT Act is intended to strengthen the U.S. law enforcement and intelligence communities’ ability to work together to combat terrorism. Title III of the USA PATRIOT Act, the International Money Laundering Abatement and Anti-Terrorist Financing Act of 2001, amended the Bank Secrecy Act and adopted additional provisions that increased the obligations of financial institutions, including us, to file reports and maintain records, to identify their customers, watch for and report upon suspicious transactions, respond to requests for information by federal banking and law enforcement agencies, and share information with other financial institutions. In addition, the collected customer identification information must be verified within a reasonable time after a new account is opened through documentary or nondocumentary methods.

In 2007, the FDIC and the other federal financial regulatory agencies issued an interagency policy on the application of section 8(s) of the Federal Deposit Insurance Act. This provision generally requires each federal banking agency to issue an order to cease and desist when a bank is in violation of the requirement to establish and maintain a Bank Secrecy Act/anti-money laundering (“BSA/AML”) compliance program, or, in the alternative, we fail to correct a deficiency which has been previously cited by the federal banking agency with respect to our BSA/AML compliance program. The policy statement provides that, in addition to the circumstances where the agencies will issue a cease and desist order in compliance with section 8(s), they may take other actions as appropriate for other types of BSA/AML program concerns or for violations of other Bank Secrecy Act requirements. The policy statement also does not address the independent authority of the U.S. Department of the Treasury’s Financial Crimes Enforcement Network to take enforcement action for violations of the Bank Secrecy Act.

Privacy

Under the Gramm-Leach-Bliley Act, federal banking regulators adopted rules limiting the ability of banks and other financial institutions to disclose nonpublic information about consumers to nonaffiliated third parties. The rules require disclosure of privacy policies to consumers and, in some circumstances, allow consumers to prevent disclosure of certain personal information to nonaffiliated third parties.

Overdraft Fee Regulation

The Electronic Fund Transfer Act prohibits financial institutions from charging consumers fees for paying overdrafts on automated teller machines (“ATM”) and one-time debit card transactions, unless a consumer consents, or opts in, to the overdraft service for those type of transactions. If a consumer does not opt in, any ATM transaction or debit that overdraws the consumer’s account will be denied. Overdrafts on the payment of checks and regular electronic bill payments are not covered by this new rule. Before opting in, the consumer must be provided a notice that explains the financial institution’s overdraft services, including the fees associated with the service, and the consumer’s choices. Financial institutions must provide consumers who do not opt in with the same account terms, conditions and features (including pricing) that they provide to consumers who do opt in.

Consumer Laws and Regulations

We are also subject to other federal and state consumer laws and regulations that are designed to protect consumers in transactions with banks. While the list set forth below is not exhaustive, these laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, Check Clearing for the 21st Century Act, the Fair Credit Reporting Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Home Mortgage Disclosure Act, the Fair and Accurate Credit Transactions Act, the Mortgage Disclosure Improvement Act and the Real Estate Settlement Procedures Act, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits or making loans to customers. We must comply with the applicable provisions of these consumer protection laws and regulations as part of our ongoing customer relations. Additionally, the Dodd-Frank Act created the CFPB, which is tasked with establishing and implementing rules and regulations under certain federal consumer protection laws with respect to the conduct of providers of certain consumer financial products and services. The CFPB has broad rulemaking, supervisory and enforcement powers for a wide range of consumer protection laws applicable to banks with greater than $10 billion or more in assets. Smaller institutions, such as the Bank, with less than $10 billion in assets will be subject to rules promulgated by the CFPB but will continue to be examined and supervised by federal banking regulators for consumer protection compliance purposes. The Dodd-Frank Act also permits states to adopt consumer protection laws and regulations that are more stringent than those regulations promulgated by the CFPB and state attorneys general are permitted to enforce consumer protection rules adopted by the CFPB against state-chartered institutions.

The Volcker Rule

Section 619 of the Dodd-Frank Act, commonly known as the Volcker Rule, prohibits us from owning, sponsoring, or having certain relationships with any hedge funds or private equity funds, subject to certain exemptions. The Volcker Rule directed the federal banking, securities and commodities and futures regulatory agencies to undertake a coordinated rulemaking effort to create rules implementing the Volcker Rule. The final interagency rules implementing the Volcker Rule, which were issued in December 2013 and became effective on April 1, 2014, afford financial institutions a two-year conformance period during which they can wind-down, sell, or otherwise conform their respective activities, investments and relationships to the requirements of the Volcker Rule and its implementing regulations. The Volcker Rule and the final interagency rules implementing the Volcker Rule has not had a material impact on our investment activities since we do not engage in transactions covered by the regulation.

Future Legislative Developments

Various legislative acts are from time to time introduced in Congress and the Florida legislature. This legislation may change banking statutes and the environment in which we operate in substantial and unpredictable ways. We cannot determine the ultimate effect that potential legislation, if enacted, or implementing regulations with respect thereto, would have upon our financial condition or results of operations.

Effect of Governmental Monetary Policies

The commercial banking business in which we engage is affected not only by general economic conditions, but also by the monetary policies of the Federal Reserve. Changes in the discount rate on member bank borrowing, availability of borrowing at the “discount window,” open market operations, the imposition of changes in reserve requirements against member banks’ deposits and assets of foreign branches and the imposition of and changes in reserve requirements against certain borrowings by banks and their affiliates are some of the instruments of monetary policy available to the Federal Reserve. These monetary policies are used in varying combinations to influence overall growth and distributions of bank loans, investments and deposits, and this use may affect interest rates charged on loans or paid on deposits. The monetary policies of the Federal Reserve have had a significant effect on the operating results of commercial banks and are expected to do so in the future. The monetary policies of the Federal Reserve are influenced by various factors, including inflation, unemployment, short-term and long-term changes in the international trade balance and in the fiscal policies of the U.S. Government. Future monetary policies and the effect of such policies on our future business and earnings cannot be predicted.

Since December 2008, the Federal Reserve has adopted a near-zero interest rate policy to help combat the severe economic downturn in the United States and growing deflationary pressure. For banks, one of the most significant downsides with a near-zero interest rate policy is that it causes the yield curve to flatten (i.e., there is little difference between short and long term interest rates). Because banks make money by lending long-term and borrowing short-term funds, the narrowing of this gap narrows profit margins. The Federal Reserve, in December 2016, increased the rate that it lends to other banks by 25 basis points, just the second rate increase since 2008. While the effect of the rate increase had a minimal effect on the yield curve, the increase was a signal that the economy was improving, which is encouraging and could lead to further rate increases in 2017.

Income Taxes

We are subject to income taxes at the federal level and subject to state taxation in Florida. We file federal and state tax returns with a fiscal year ending on December 31.

Employees

As of December 31, 2016, we had a total of 319 employees, including 303 full-time employees. The employees are not represented by a collective bargaining unit. We consider relations with our employees to be good.

Segment Reporting

We have one reportable segment.

Website Access to Our Reports

Our Internet website is www.stonegatebank.com. Our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, including any amendments to those reports filed or furnished pursuant to section 13(a) or 15(d), and reports filed pursuant to Section 16, 13(d), and 13(g) of the Exchange Act are available free of charge through our website as soon as reasonably practicable after they are electronically filed with, or furnished to, the FDIC. The information on our website is not incorporated by reference into this report.

ITEM 1A. RISK FACTORS

An investment in our common stock involves a high degree of risk. Before making an investment decision you should carefully consider all of the risks described in this Annual Report. If any of the risks discussed in this Annual Report actually occur, or if additional risks and uncertainties not presently known to us or that we do not currently believe to be important to you, materialize, our business, results of operations or financial condition would likely suffer. If this were to happen, the price of our shares could decline significantly and you may lose all or part of your investment. The risk factors described below are not the only ones that may affect us. Our forward-looking statements in this Annual Report are subject to the following risks and uncertainties. Our actual results could differ materially from those anticipated by our forward-looking statements as a result of the risk factors below. See “Cautionary Statement Regarding Forward-Looking Information.”

Risks Related to our Business

We may incur losses if we are unable to successfully manage interest rate risk.

Our profitability depends to a large extent on our net interest income, which is the difference between income on interest-earning assets, such as loans and investment securities, and expense on interest-bearing liabilities such as deposits and borrowings. We are unable to predict changes in market interest rates, which are affected by many factors beyond our control, including inflation, recession, unemployment, federal funds target rate, money supply, domestic and international events and changes in the United States and other financial markets. Our net interest income may be reduced if: (i) more interest-earning assets than interest-bearing liabilities reprice or mature during a time when interest rates are declining or (ii) more interest-bearing liabilities than interest-earning assets reprice or mature during a time when interest rates are rising.

Changes in the difference between short-term and long-term interest rates may also harm our business. We generally use short-term deposits to fund longer-term assets. When interest rates change, assets and liabilities with shorter terms reprice more quickly than those with longer terms, which could have a material adverse effect on our net interest margin. If market interest rates rise rapidly, interest rate adjustment caps may also limit increases in the interest rates on adjustable rate loans, which could further reduce our net interest income. Additionally, we believe that due to the recent historical low interest rate environment, the effects of the repeal of Regulation Q, which previously had prohibited the payment of interest on demand deposits by member banks of the Federal Reserve, has not been realized. The increased price competition for deposits that may result upon the return to a historically normal interest rate environment could adversely affect net interest margins of community banks.

Although we continually monitor interest rates and have a number of tools designed to help us manage our interest rate risk exposure, changes in market assumptions regarding future interest rates could significantly impact our interest rate risk strategy, our financial position and results of operations. If our interest rate risk management strategies are not appropriately monitored or executed, these activities may not effectively mitigate our interest rate sensitivity or have the desired impact on our results of operations or financial condition.

Our business may be adversely affected by conditions in financial markets and economic conditions generally.

Our business is concentrated in the South and West Florida market areas. As a result, our financial condition, results of operations and cash flows are subject to changes if there are changes in the economic conditions in these areas. A prolonged period of economic recession or other adverse economic conditions in these areas could have a negative impact on us. A significant decline in general economic conditions nationally, caused by inflation, recession, acts of terrorism, outbreak of hostilities or other international or domestic occurrences, unemployment, changes in securities markets, declines in the housing market, a tightening credit environment or other factors could impact these local economic conditions and, in turn, have a material adverse effect on our financial condition and results of operations.

The new Basel III Capital Standards may have an adverse effect on us.

In 2013, the Federal Reserve Board released its final rules which implement in the United States the Basel III regulatory capital reforms from the Basel Committee on Banking Supervision and certain changes required by the Dodd-Frank Act. Under the final rule, minimum requirements increased for both the quality and quantity of capital held by banking organizations. Consistent with the international Basel framework, the rule includes a new minimum ratio of Common Equity Tier 1 Capital (“CET1”) to Risk-Weighted Assets (“RWA”) of 4.5% and a CET1 conservation buffer of 2.5% of RWA (which will be phased in from 2016 through 2019) that apply to all supervised financial institutions. As of January 1, 2017, the CET1 conservation buffer requirement was 1.25%, which requires us to hold additional CETI capital in excess of the minimum required to meet the CET1 to RWA ratio requirement. The rule also, among other things, raised the minimum ratio of Tier 1 Capital to RWA from 4% to 6% and included a minimum leverage ratio of 4% for all banking organizations. The impact of the new capital rules requires us to maintain higher levels of capital, which we expect will lower our return on equity. Additionally, if our CET1 to RWA ratio does not exceed the minimum required plus the additional CET1 conservation buffer, we may be restricted in our ability to pay dividends or make other distributions of capital to our shareholders.

The loss of key personnel may adversely affect us.

Our success is, and is expected to remain, highly dependent on our senior management team. As a community bank, it is our management’s extensive knowledge of and relationships in the community that generate business for us. Successful execution of our growth strategy will continue to place significant demands on our management and the loss of any such person’s services may adversely affect our growth and profitability.

Although we have entered into employment agreements with David Seleski, Steve Cameron and Sharon Jones, we may not be able to retain them or other key employees. The loss of such employees could adversely affect our ability to successfully conduct our business, which could have an adverse effect on our financial results and the value of our common stock.

Our prospects are dependent upon the validity and implementation of our business plan.

Our future prospects will be dependent upon whether we realize the anticipated synergies and growth opportunities from successful execution of our business plan. Even if our business plan can be implemented successfully, we may not realize the expected benefits within the timeframe that we expect. Failure to manage growth or results of operations could adversely affect our ability to successfully implement our business strategy.

As part of our business plan, we utilize third party vendors for key components of our organization, such as data processing and Internet connections. Any failure by our vendors to provide these services could adversely affect our ability to deliver products and services to our customers or otherwise conduct our business.

An inadequate allowance for loan losses would cause us to overstate our earnings.

Our success depends to a significant extent upon the quality of our assets, particularly loans. In originating loans there is a substantial likelihood that credit losses will be experienced. The risk of loss will vary with, among other things, general economic conditions, the type of loan being made, the creditworthiness of the borrower over the term of the loan and, in the case of a collateralized loan, the quality of the collateral for the loan. Management maintains an allowance for loan losses based on, among other things, anticipated experience, an evaluation of economic conditions, and regular reviews of delinquencies and loan portfolio quality. Based upon such factors, management makes various assumptions and judgments about the ultimate collectability of the loan portfolio and provides an allowance for probable loan losses based upon a percentage of the outstanding balances and for specific loans when their ultimate collectability is considered questionable.

As of December 31, 2016, our allowance for loan losses was $18.9 million, which represented approximately 0.83% of our total loans. We had $8.6 million in nonperforming loans as of December 31, 2016. The allowance may not prove sufficient to cover future loan losses. Although management uses the best information available to make determinations with respect to the allowance for loan losses, future adjustments may be necessary if economic conditions differ substantially from the assumptions used or adverse developments arise with respect to our nonperforming or performing loans. Accordingly, the allowance for loan losses may not be adequate to cover loan losses or significant increases to the allowance may be required in the future if economic conditions should worsen. Material additions to our allowances for loan losses would adversely impact our net income and capital.

We may face risks with respect to future expansion.

As a strategy, we have sought to increase the size of our operations by aggressively pursuing business development opportunities. We regularly explore opportunities to acquire financial institutions. Acquisitions and mergers involve a number of risks, including:

•	the time and costs associated with identifying and evaluating potential acquisitions and merger partners;

•	the ability to finance an acquisition and possible ownership and economic dilution to existing shareholders;

•	diversion of management’s attention to the negotiation of a transaction, and the integration of the operations and personnel of the acquired institution;

•	the incurrence and possible impairment of goodwill associated with an acquisition and possible adverse short-term effects on results of operations; and

•	the risk of loss of key employees and customers.

We may incur substantial costs to expand, and such expansion may not result in the levels of profits we seek. Integration efforts for any future mergers and acquisitions may not be successful and following any future merger or acquisition, after giving it effect, we may not achieve our expected benefits of the acquisition within the desired time frame, if at all.

We may need additional capital resources in the future and these capital resources may not be available when needed or at all. If we do raise additional capital, your ownership could be diluted.

We may need to incur additional debt or equity financing in the future to make strategic acquisitions or investments or for future growth. Such financing may not be available to us on acceptable terms or at all. Further, our Articles of Incorporation do not provide shareholders with preemptive rights and such shares may be offered to investors other than shareholders at the discretion of the Board. If we do sell additional shares of common stock to raise capital, the sale could dilute your ownership interest and such dilution could be substantial.

Our loan portfolio is heavily concentrated in mortgage loans secured by properties in South and West Florida.

Our interest-earning assets are heavily concentrated in mortgage loans secured by real estate, particularly real estate located in South and West Florida. As of December 31, 2016, approximately 81.8% of our loans had real estate as a primary, secondary, or tertiary component of collateral. The real estate collateral in each case provides an alternate source of repayment in the event of default by the borrower; however, the value of the collateral may decline during the time the credit is outstanding, and, therefore, the collateral may become insufficient to protect us from substantial losses. If we are required to liquidate the collateral securing a loan during a period of reduced real estate values, to satisfy the debt, our earnings and capital could be adversely affected.

Additionally, as of December 31, 2016, substantially all of our loans secured by real estate were secured by commercial and residential properties located in Broward, Charlotte, Collier, Hillsborough, Lee, Miami-Dade, Palm Beach, and Sarasota Counties, Florida. The concentration of our loans in this area subjects us to the risk that a downturn in the economy or recession in that area, such as the one the area experienced a few years ago, could result in a decrease in loan originations and increases in delinquencies and foreclosures, which would more greatly affect us than if our lending were more geographically diversified. In addition, since a large portion of our portfolio is secured by properties located in South and West Florida, the occurrence of a natural disaster, such as a hurricane, could result in a decline in loan originations, a decline in the value or destruction of mortgaged properties and an increase in the risk of delinquencies, foreclosures or loss on loans originated by us. We may suffer losses if there is a decline in the value of the properties underlying our mortgage loans, which would have an adverse impact on our operations.

Liquidity risk could impair our ability to fund operations and jeopardize our financial condition.

Effective liquidity management is essential for the operation of our business. We require sufficient liquidity to meet client loan requests, client deposit maturities and withdrawals, payments on our debt obligations as they come due and other cash commitments under both normal operating conditions and other unpredictable circumstances causing industry or general financial market stress. An inability to raise funds through deposits, borrowings, earnings and other sources could have a substantial negative effect on our liquidity. In particular, a majority of our liabilities during 2016 were checking accounts and other liquid deposits, which are generally payable on demand or upon short notice, while by comparison, a substantial majority of our assets were loans, which cannot generally be called or sold within the same time frame. Although we have historically been able to replace maturing deposits and advances as necessary, we might not be able to replace such funds in the future, especially if a large number of our depositors seek to withdraw their accounts at the same time, regardless of the reason. Our access to funding sources in amounts adequate to finance our activities on terms that are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy in general. Factors that could negatively impact our access to liquidity sources include a decrease in the level of our business activity as a result of a downturn in the markets in which our loans are concentrated, adverse regulatory action against us, or our inability to attract and retain deposits. Our ability to borrow could be impaired by factors that are not specific to us, such a disruption in the financial markets or negative views and expectations about the prospects for the financial services industry. Our failure to maintain adequate liquidity could materially and adversely affect our business, results of operations or financial condition.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

In the ordinary course of our business, we collect and store sensitive data, including but not limited to personally identifiable information of our customers and employees. The secure processing, maintenance and transmission of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our business operations, revenues and competitive position.

We cannot predict how changes in technology will impact our business.

We use various technologies in our business, including telecommunication, data processing, computers, automation, internet-based banking, and debit cards. Technology changes rapidly. Our ability to compete successfully with other banks and nonbanks may depend on whether we can exploit technological changes. We may not be able to exploit technological changes, and any investment we do make may not make us more profitable.

The accounting policies and estimates we follow are critical to how we report our financial condition and results of operations, and any changes to these policies and estimates could materially affect our financial condition and results of operations.

Accounting policies and estimates are essential to preparing the consolidated financial statements. We are required to make decisions selecting and adopting various accounting policies and principles pursuant to generally accepted accounting principles in the U.S. (“GAAP”).

We have identified certain accounting policies and estimates which significantly affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. To ensure that our decisions and estimates are well controlled and applied consistently, we have established accounting policies and control procedures. Additionally, these policies and procedures make sure that any changes we might make to our methodologies occur in an appropriate manner.

Actual results could differ from our estimates as there are many factors that could affect the ultimate value. For example, we cannot provide any guarantee that our allowance for loan losses will not significantly increase if our actual losses are more than what is reserved. Any increase in our allowance for loan losses could have a material adverse effect on our financial condition and results of operations. Significant estimates that are particularly susceptible to change in the near term include the allowance for loan losses, valuation of other real estate owned, and the fair values of financial instruments.

Periodically, the Financial Accounting Standards Board (FASB) will change the financial accounting and reporting standards that govern the preparation of our financial statements. Over the past few years, as a result of the economic downturn, there has been increased scrutiny of accounting standards. Any modifications to these accounting standards are difficult to foresee or if they would have any material impact on how we record and report our financial condition and results of operations. Furthermore, we could be required to retroactively apply a new or revised accounting standard which could require us to restate prior period financial statements and could also adversely affect our financial condition or results of operations.

The banking industry is very competitive.

The banking business is highly competitive, and we compete directly with financial institutions that are more established and have significantly greater resources and lending limits. As a result of those greater resources, the larger financial institutions may be able to provide a broader range of products and services to their customers than us and may be able to afford newer and more sophisticated technology than us. Our long-term success will be dependent on our ability to compete successfully with other financial institutions in our market areas.

Risks Related to Regulation and Legislation

We are subject to extensive governmental regulation.

We are subject to extensive governmental regulation that is intended primarily to protect depositors and the FDIC’s Deposit Insurance Fund, rather than our shareholders. We are a commercial bank chartered by the State of Florida and regulated by the Federal Deposit Insurance Corporation and the Florida Office of Financial Regulation. These federal and state bank regulators have the ability to impose significant regulatory and operational restrictions upon us, should the situation require. Our activities are also regulated under consumer protection laws applicable to our lending, deposit and other activities. A sufficient claim against us under these laws could have a material adverse effect on our results. Please refer to the section entitled “Item 1. Business – Regulatory Considerations” of this Annual Report.

Our banking relationships with the Cuban government and Banco Internacional de Comercia, S.A. (“BICSA”) may increase our compliance risk and compliance costs.

U.S. persons, including U.S. banks, are restricted in their ability to establish relationships and engage in transactions with Cuba and Cuban persons pursuant to the existing U.S. embargo and the Cuban Assets Control Regulations. However, we have been authorized to establish certain relationships with Cuba pursuant to a special license granted by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”). In May 2015, we announced that we would provide banking services to the Cuban Interests Section in Washington, DC (now the Cuban Embassy). In July 2015, we announced that we established a foreign correspondent banking relationship with BICSA to facilitate cross-border transactions with Cuba.

Cross-border correspondent banking relationships pose unique risks because they create situations in which a U.S. financial institution will be handling funds from a foreign financial institution whose customers may not be transparent to the U.S. financial institution. Moreover, Cuban financial institutions are not subject to the same or similar regulatory guidelines as U.S. banks; therefore, these foreign institutions may pose a higher money laundering risk to their respective U.S. bank correspondent(s). Investigations have determined that, in the past, foreign correspondent accounts have been used by drug traffickers and other criminal elements to launder funds. Shell companies are sometimes used in the layering process to hide the true ownership of accounts at foreign correspondent financial institutions. Because of the large amount of funds, multiple transactions, and the U.S. bank’s potential lack of familiarity with a foreign correspondent financial institution’s customer, criminals and terrorists can more easily conceal the source and use of illicit funds. Consequently, Stonegate Bank may have a higher risk of noncompliance with the Bank Secrecy Act and Anti-Money Laundering (“BSA/AML”) rules due to its new correspondent banking relationship with BICSA and will likely need to more closely monitor transactions related to correspondent accounts in Cuba, potentially resulting in increased compliance costs. Our failure to strictly adhere to the terms and requirements of our OFAC license or our failure to adequately manage our BSA/AML compliance risk in light of our new correspondent banking relationship with BICSA could result in regulatory or other actions being taken against us, which could significantly increase our compliance costs and materially and adversely affect our results of operations.

Compliance with the Consumer Financial Protection Bureau’s ability-to-repay rule safe-harbor could adversely impact our growth or profitability.

The Consumer Financial Protection Bureau issued a rule, effective as of January 14, 2014, designed to clarify for lenders how they can avoid monetary damages under the Dodd-Frank Act, which holds lenders accountable for ensuring a borrower’s ability to repay a mortgage. Loans that satisfy the “qualified mortgage” safe-harbor will be presumed to have complied with the new ability-to-repay standard. Under the Consumer Financial Protection Bureau’s rule, a “qualified mortgage” loan must not contain certain specified features, including but not limited to:

•	excessive upfront points and fees (those exceeding 3% of the total loan amount, less “bona fide discount points” for prime loans);

•	interest-only payments;

•	negative-amortization; and

•	terms longer than 30 years.

Also, to qualify as a “qualified mortgage,” a borrower’s total monthly debt-to-income ratio may not exceed 43%. Lenders must also verify and document the income and financial resources relied upon to qualify the borrower for the loan and underwrite the loan based on a fully amortizing payment schedule and maximum interest rate during the first five years, taking into account all applicable taxes, insurance and assessments. The Consumer Financial Protection Bureau’s rule on qualified mortgages could limit our ability or desire to make certain types of loans or loans to certain borrowers, or could make it more expensive and/or time consuming to make these loans, which could adversely impact our growth or profitability.

We must comply with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

Since September 11, 2001, banking regulators have intensified their focus on anti-money laundering and Bank Secrecy Act compliance requirements, particularly the anti-money laundering provisions of the USA PATRIOT Act. There is also increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control. In order to comply with regulations, guidelines and examination procedures in this area, we have been required to adopt policies and procedures and to install systems. If our policies, procedures and systems are deficient or the policies, procedures and systems of the financial institutions that we may acquire in the future are deficient, we would be subject to liability, including fines and regulatory actions such as restrictions on our ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of our business plan, including our acquisition plans.

Confidential customer information transmitted through our online banking service is vulnerable to security breaches and computer viruses, which could expose us to litigation and adversely affect our reputation and ability to generate deposits.

We provide our customers the ability to bank online. The secure transmission of confidential information over the Internet is a critical element of online banking. Our networks could be vulnerable to unauthorized access, computer viruses, phishing schemes and other security problems. We may be required to spend significant capital and other resources to protect against the threat of security breaches and computer viruses, or to alleviate problems caused by security breaches or viruses. To the extent that our activities or the activities of our customers involve the storage and transmission of confidential information, security breaches and viruses could expose us to claims, litigation and other possible liabilities. Any inability to prevent security breaches or computer viruses could also cause existing customers to lose confidence in our systems and could adversely affect our reputation and our ability to generate deposits.

New legislative and administrative action may affect our business.

The new presidential administration has called for substantial changes to several regulations and policies, which may include the repeal of regulations implemented as a result of Dodd-Frank and comprehensive tax reform. We cannot predict the impact, if any, of these changes to our business. However, it is possible that these changes could adversely affect our business. It is likely that some policies adopted by the new administration may benefit us and others may negatively affect us. Until we know what changes are enacted, if any, we will not know whether in total we benefit from, or are negatively affect by, any such changes.

Risks Related to an Investment in our Common Stock

There is a limited trading market for our common stock.

Our common stock is registered with the FDIC under Section 12 of the Exchange Act and is currently listed for trading on the Nasdaq Global Select Market. Since listing our common stock for trading on Nasdaq, there has been limited trading volume in our common stock, which we expect will continue for the foreseeable future. Due to this limited trading activity of our common stock, relativity small trades may have a significant impact on the price of our common stock.

Securities analysts may not initiate coverage or continue to cover our common stock and this may have a negative impact on its market price.

The trading market for our common stock will depend in part on the research and reports that securities analysts publish about us and our business. We do not have any control over securities analysts and they may not initiate coverage or continue to cover our common stock. If securities analysts do not cover our common stock, the lack of research coverage may adversely affect its market price. If we are covered by securities analysts, and our common stock is the subject of an unfavorable report, our stock price would likely decline. If one or more of these analysts ceases to cover us or fails to publish regular reports on us, we could lose visibility in the financial markets, which may cause our stock price or trading volume to decline.

Our management holds a sizable portion of our common stock.

As of March 14, 2017, our directors and executive officers, collectively, beneficially owned 1,140,596 shares of our common stock, or approximately 7.5%, of our total outstanding shares, assuming all of their vested options are exercised. As a result, our management, if acting together, may be able to influence or control matters requiring approval by our shareholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions.

Management may also have interests that differ from yours and may vote in a way that is adverse to your interests. The concentration of ownership may delay, prevent or deter a change in control, could deprive our shareholders of an opportunity to receive a premium for their common stock, such as in connection with a merger or similar transaction, and might ultimately affect the market price of our common stock.

We are subject to evolving and expensive corporate governance regulations and requirements. Our failure to adequately adhere to these requirements or the failure or circumvention of our controls and procedures could seriously harm our business.

We are subject to certain federal, state and other rules and regulations, including applicable requirements of the Sarbanes-Oxley Act of 2002. Compliance with these evolving regulations is costly and requires a significant diversion of management time and attention, particularly with regard to disclosure controls and procedures and internal control over financial reporting. Although we have reviewed our disclosure and internal controls and procedures in order to determine whether they are effective, our controls and procedures may not be able to prevent errors or frauds in the future. Faulty judgments, simple errors or mistakes, or the failure of our personnel to adhere to established controls and procedures may make it difficult for us to ensure that the objectives of the control system are met. A failure of our controls and procedures to detect other than inconsequential errors or fraud could seriously harm our business and results of operations.

In addition, we are also required to comply with Nasdaq’s continued listing standards. Failure to comply with the applicable Nasdaq standards could result in our common stock being delisted from Nasdaq, which could materially and adversely affect the price of our common stock and shareholder liquidity in our common stock.

Our shares of common stock are not an insured deposit.

The shares of our common stock are not a bank deposit and will not be insured or guaranteed by the FDIC or any other government agency. Your investment will be subject to investment risk, and you must be capable of affording the loss of your entire investment.

We are an “emerging growth company” under federal securities laws and will be subject to reduced public reporting requirements.

We are an “emerging growth company,” and, for as long as we continue to be an emerging growth company, we may choose to take advantage of exemptions from various reporting requirements applicable to other public companies but not to “emerging growth companies,” including, but not limited to, not being required to have our independent registered public accounting firm audit our internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. We could be an emerging growth company for up to five years following the registration of our common stock, which occurred on May 27, 2014. We will cease to be an emerging growth company upon the earliest of: (i) the end of the 2019 fiscal year, (ii) the first fiscal year after our annual gross revenue is $1.0 billion or more, (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in nonconvertible debt securities or (iv) the end of any fiscal year in which the market value of our common stock held by nonaffiliates exceeded $700 million as of the end of the second quarter of that fiscal year. We cannot predict if investors will find our common stock less attractive if we choose to rely on these exemptions. If some investors find our common stock less attractive as a result of any choices to reduce future disclosure, there may be a less active trading market for our common stock and the price of our common stock may be more volatile.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

At December 31, 2016, we operated 25 full service banking centers in Florida, which includes our principal office in Pompano Beach, Florida. The following table sets forth our banking centers, date opened and whether owned or leased:

Office Name	Date Opened/Acquired	Own/Lease
Pompano Beach (Principal Office)	January 2014	Owned Building/Ground Lease
Boca Raton	September 2015	Leased
Cooper City	January 2015	Leased
Coral Gables	July 2011	Leased
Coral Springs	June 2007	Leased
Dania	January 2015	Leased
Davie	September 2016	Leased
Doral	November 2012	Owned
Englewood	January 2014	Owned
Fort Lauderdale-Commercial Blvd	January 2015	Leased
Fort Lauderdale-Federal Hwy	March 2005	Leased
Fort Lauderdale-Downtown	September 2016	Owned
Fort Myers	March 2011	Leased
Hollywood	January 2015	Leased
Jupiter	September 2006	Owned Building/Ground Lease
Naples	October 2009	Owned
Pine Island	March 2011	Owned
Plantation	January 2015	Leased
Sarasota	January 2014	Leased
Sarasota	March 2017	Leased
Sarasota	March 2017	Leased
Tampa	June 2011	Leased
Venice	January 2014	Owned
Weston	January 2015	Leased
West Palm Beach	September 2016	Owned
West Palm Beach (1)	January 2016	Leased

(1)	This is a loan production office and does not offer full-service banking.

ITEM 3. LEGAL PROCEEDINGS

We are periodically a party to or otherwise involved in legal proceedings arising in the normal course of business, such as claims to enforce liens, claims involving the making and servicing of real property loans, and other issues incident to our business. Management does not believe that there is any pending or threatened proceeding against us which, if determined adversely, would have a material adverse effect on our financial position, liquidity, or results of operations.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5.	MARKET FOR REGISTRANT’S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market for Common Stock

Our common stock is listed on the Nasdaq Global Select Market under the symbol “SGBK.” Prior to listing on Nasdaq on May 28, 2014, our common stock was quoted on the over-the-counter bulletin boards. As of December 31, 2016, 14,264,793 shares of our common stock were issued and outstanding. The following table lists, on a quarterly basis, the range of high and low intra-day sale prices per share of our common stock in U.S. dollars.

	Common Stock
	High	Low
2016
Fourth Quarter	$42.91	$33.60
Third Quarter	$33.87	$31.10
Second Quarter	$32.27	$30.31
First Quarter	$31.95	$28.40
2015
Fourth Quarter	$34.00	$31.08
Third Quarter	$32.26	$29.00
Second Quarter	$30.75	$27.80
First Quarter	$30.92	$27.36

On December 31, 2016, the last reported sale price of our common stock was $41.73 and there were approximately 631 shareholders of record of our common stock, including record holders on behalf of an indeterminate number of beneficial holders.

Performance Graph

The following graph compares the total return performance of our common stock, the Russell 2000 Index and the SNL Southeast U.S. Bank Index for the periods indicated. The graph assumes that an investor originally invested $100 in shares of our common stock at its closing price on December 31, 2011. The stock price information below is not necessarily indicative of future performance.

	Period Ending
Index	12/31/2012	12/31/2013	12/31/2014	12/31/2015	12/31/2016
Stonegate Bank	123.36	165.47	214.86	239.90	307.59
Russell 2000	116.35	161.52	169.43	161.95	196.45
SNL Southeast U.S. Bank	166.11	225.10	253.52	249.57	331.30

Dividend Policy

Holders of our common stock are entitled to receive dividends when, as and if declared by our Board of Directors out of funds legally available for that purpose. We began paying a $0.04 per share semiannual dividend in May 2012. In March 2013, we began paying a $0.04 per share quarterly dividend to our shareholders, which was increased to $0.08 per share in December 2015. However, there are certain restrictions on the payment of these dividends imposed by state and federal banking laws, regulations and authorities, as described in the section captioned “Item 1. Business – Regulatory Considerations”.

The declaration and payment of dividends on our common stock will depend upon our earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, our ability to service any equity or debt obligations senior to the common stock and other factors deemed relevant by our Board of Directors. Regulatory authorities in their discretion could impose administratively stricter limitations on our ability to pay dividends if such limits were deemed appropriate to preserve certain capital adequacy requirements. In addition, due to our contractual obligations with the holders of our trust preferred securities, if we defer the payment of accrued interest owed to the holders of our trust preferred securities, we may not make dividend payments to our common shareholders.

Unregistered Sale of Equity Securities

On September 15, 2016, we issued approximately 1,291,249 shares to former holders of common stock of Regent Bancorp, Inc. in connection with our acquisition of Regent Bancorp, Inc. and Regent Bank. Pursuant to the Agreement and Plan of Merger entered into on April 25, 2016, each outstanding share of Regent Bancorp, Inc. common stock issued and outstanding at the effective time of the merger was converted into the right to receive 0.2893 shares of Stonegate common stock. The shares of Stonegate common stock were issued pursuant to the exemption provided by Section 3(a)(2) of the Securities Act of 1933, as amended (the “Securities Act”).

From time to time we issue shares of our common stock to holders of options to acquire our shares, including our directors, officers and employees, who have exercised their options. In 2016, we issued 223,800 shares of our common stock upon the exercise of stock options, which shares were issued pursuant to the exemption provided by Section 3(a)(2) of the Securities Act, or Rule 701 under the Securities Act.

ITEM 6. SELECTED FINANCIAL DATA

The information set forth below should be read in conjunction with our Consolidated Financial Statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” each of which is included elsewhere in this Annual Report on Form 10-K.

	At or for the years ended December 31,
(in thousands of dollars, except per share amounts)	2016	2015	2014	2013	2012
BALANCE SHEET DATA
Total assets	$2,901,602	$2,380,438	$1,723,294	$1,119,984	$944,733
Tangible assets	2,836,964	2,327,454	1,705,430	1,118,883	943,394
Total loans	2,274,936	1,857,570	1,309,322	812,009	731,773
Allowance for loan losses	18,888	18,149	16,630	17,307	15,891
Securities held to maturity	116,529	106,619	81,627	71,639	—
Securities available for sale	—	—	—	—	112,625
Goodwill and other intangible assets	64,638	52,984	17,864	1,101	1,339
Deposits	2,447,826	2,024,367	1,452,194	935,477	746,167
Noninterest-bearing deposits	506,795	392,230	234,981	181,281	126,791
Stockholders’ equity	355,113	282,564	201,115	131,462	126,709
Tangible stockholders’ equity	290,475	229,580	183,251	130,361	125,370
INCOME STATEMENT DATA
Interest income	$101,720	$93,887	$62,469	$42,816	$43,016
Interest expense	10,835	8,439	7,261	6,672	7,437

Net interest income	90,885	85,448	55,208	36,144	35,579
Provision (credit) for loan losses	193	1,693	(1,050)	2,444	4,378

Net interest income after provision (credit) for loan losses	90,692	83,755	56,258	33,700	31,201
Other noninterest income	8,590	7,304	4,720	5,311	6,501
Noninterest expense	56,022	51,538	41,363	24,404	23,154

Net income before income taxes	43,260	39,521	19,615	14,607	14,548
Income tax expense	14,325	14,362	6,833	5,290	5,466

Net income	28,935	25,159	12,782	9,317	9,082
Preferred stock dividend	—	58	128	—	—

Net income available to common shareholders	$28,935	$25,101	$12,654	$9,317	$9,082

PER SHARE DATA
Basic earnings (loss) per share	$2.19	$1.99	$1.26	$1.13	$1.10
Diluted earnings (loss) per share	$2.14	$1.94	$1.22	$1.10	$1.08
Book value per common share	$24.89	$22.16	$19.61	$15.96	$15.38
SELECTED OPERATING RATIOS
Return on average assets	1.12%	1.10%	0.76%	0.87%	0.99%
Return on average stockholders’ equity	9.29%	9.17%	6.64%	7.22%	7.38%
Net interest margin	3.86%	4.15%	3.64%	3.71%	4.29%
SELECTED ASSET QUALITY DATA, CAPITAL AND ASSET QUALITY RATIOS
Equity/assets	12.24%	11.87%	11.67%	11.74%	13.41%
Tangible equity/tangible assets	10.24%	9.86%	10.74%	11.65%	13.29%
Nonperforming loans/total loans	0.38%	0.36%	0.30%	0.82%	0.85%
Nonperforming assets/total assets	0.39%	0.34%	0.23%	0.78%	1.00%
Allowance for loan losses/nonperforming loans	220.76%	273.56%	454.74%	261.12%	256.60%
Net charge-offs (recoveries)/average total loans	(0.03)%	0.01%	(0.03)%	0.14%	0.44%
Dividend Pay-Out	14.95%	10.52%	12.73%	14.15%	7.26%
REGULATORY CAPITAL RATIOS
Leverage ratio	9.98%	9.99%	10.96%	11.93%	12.84%
Common equity tier 1 capital	11.09%	11.00%	NA	NA	NA
Tier 1 risk-based capital	11.09%	11.00%	13.03%	15.25%	16.15%
Total risk-based capital	12.13%	11.86%	14.20%	16.51%	17.41%

Balance Sheet Non-GAAP Measures and Ratios

The accounting policies of the Bank conform to generally accepted accounting principles (“GAAP”) in the United States and prevailing practices in the banking industry. However, certain non-GAAP performance measures and ratios are used to evaluate and measure performance by both management and banking analysts. The following table represents some of these measures:

	At or for the years ended December 31,
(in thousands of dollars, except per share amounts)	2016	2015	2014	2013	2012
Total assets	$2,901,602	$2,380,438	$1,723,294	$1,119,984	$944,733
Goodwill	(55,888)	(44,272)	(11,807)	—	—
Intangible assets, net	(8,750)	(8,712)	(6,057)	(1,101)	(1,339)

Tangible assets	$2,836,964	$2,327,454	$1,705,430	$1,118,883	$943,394

Stockholders’ equity	$355,113	$282,564	$201,115	$131,462	$126,709
Goodwill	(55,888)	(44,272)	(11,807)	—	—
Intangible assets, net	(8,750)	(8,712)	(6,057)	(1,101)	(1,339)

Tangible stockholders’ equity	$290,475	$229,580	$183,251	$130,361	$125,370

Book value per common share	$24.89	$22.16	$19.61	$15.96	$15.38
Effect of intangible assets	(4.53)	(4.15)	(1.74)	(0.13)	(0.16)

Tangible book value per common share	$20.36	$18.01	$17.87	$15.83	$15.22

Equity to total assets	12.24%	11.87%	11.67%	11.74%	13.41%
Effect of intangible assets	(2.00)	(2.01)	(0.93)	(0.09)	(0.12)

Tangible equity/tangible assets	10.24%	9.86%	10.74%	11.65%	13.29%

ITEM 7.	MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULT OF OPERATIONS

The following management’s discussion and analysis provides supplemental information, which sets forth the major factors that have affected our financial condition and results of operations and should be read in conjunction with the Consolidated Financial Statements and related notes. The analysis is divided into subsections entitled “Business Overview,” “Results of Operations,” “Market Risk,” “Financial Condition,” “Liquidity,” “Capital Resources,” “Off-Balance Sheet Arrangements,” and “Accounting Policies.” The following information should provide a better understanding of the major factors and trends that affect our earnings performance and financial condition.

This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including but not limited to those discussed in the section entitled “Risk Factors” and elsewhere in this Annual Report. The discussion also references statistical and other information obtained from publicly available sources which management believes to be accurate. However, we have not confirmed the accuracy of such information and such information may be subject to revision.

Business Overview

About Our Business

General

We are a Florida-chartered commercial bank headquartered in Pompano Beach, Florida, a community situated between West Palm Beach and Miami, Florida. We were incorporated on January 13, 2005 and commenced operations on March 7, 2005. As of December 31, 2016, we had grown to approximately $2.9 billion in assets, including approximately $2.3 billion in net loans, and approximately $2.4 billion in deposits. Our principal executive offices are located at 400 North Federal Highway, Pompano Beach, Florida 33062. The telephone number at that office is (954) 315-5500. Please see the section captioned “Item 1- Business” beginning on page 3 for more detailed information about our business.

Current Industry Environment

Since 2008, the landscape of the U.S. financial services industry changed dramatically. Many major U.S. financial institutions consolidated, were forced to merge or were put into conservatorship by the federal government, including The Bear Stearns Companies, Inc., Wachovia Corporation, Washington Mutual, Inc., Federal Home Loan Mortgage Corporation and Federal National Mortgage Association. During this period the federal government and the Federal Reserve were extremely active in setting monetary policy, sometimes through the use of extraordinary techniques that previously have had limited use. The Federal Reserve continues to take a measured approach with regard to its monetary policy. In December 2015, the Federal Reserve made its first increase in the federal funds target rate since 2006 when it increased the target range by 0.25%. One year later in December 2016, the Federal Reserve again increased the target federal funds range by 0.25%. While there are expectations from industry analysts that the Federal Reserve will increase rates at least twice in 2017, there continues to be debate among governors of the Board of Governors of the Federal Reserve regarding interest rate policy.

According to U.S. Bureau of Economic Analysis estimates, the U.S. economy, as measured by gross domestic product, or GDP, grew approximately 1.6% in 2016, compared to 2.6% in 2015. The decrease is attributed to lower consumer spending, cut backs on investments by businesses and overall global weaknesses. According to estimates released by the Federal Open Market Committee, GDP is expected to grow at a rate of 2.1% in 2017, primarily due to expectations of stronger consumer spending and housing as a result of expected steady job growth and rising wages. Reduced regulation and comprehensive tax reform could also boost GDP growth. The new presidential administration, has promised proposals seeking to lower taxes and reduce regulations on U.S. businesses, which may further boost the economy. However, such legislative and administrative changes will likely take time to implement and will probably be more of a factor in 2018 and 2019. Economists also expect that rising interest rates and a stronger dollar may act as a drag on GDP growth. In any event, consumer confidence and stock prices are at a post-recession high and which bodes well for the start of 2017.

According to the U.S. Bureau of Labor and Statistics, the national unemployment rate decreased from 5.0% at December 2015 to 4.7% at December 2016, primarily as a result of job growth in the construction, health care, business and professional services, and food services industries. Wages grew at 2.9% in 2016, the highest since 2009. Wages are also expected to continue to trend upward as the job market tightens in 2017 as demand for skilled workers increases. Employment growth is expected to slow in 2017, but the national unemployment rate is forecasted to drop to 4.5%.

According to U.S. Bureau of the Census, median new home sales prices increased 7.4% in 2016, compared to a nominal decrease in 2015. Some of the nation’s top housing markets experienced greater increases in 2016. Shortages of homes for sale in many metro areas will likely keep upward pressure on rents, but home prices may not increase as much in 2017 as rising mortgage rates may keep a few would-be buyers on the sidelines.

According to data published by the Bureau of Economic and Business Research at the University of Florida, consumer sentiment among Floridians was 97.2 in December 2016, up 7 points from last December, due to a positive economic outlook both nationally and at the state level. Real personal income growth for the State of Florida is expected to average 4% in 2016 and 2017. Economists at the University of Central Florida have forecasted that Florida’s economy will expand at an annual rate of 2.9%, becoming a $1 trillion economy by 2018. The continued growth is attributable to continued strength in the housing market and job growth that is outperforming the U.S. labor market.

The Bureau of Labor and Statistics preliminarily reported Florida’s unemployment rate was 4.9% at the end of 2016, which was slightly higher than the national unemployment rate of 4.7% but a substantial improvement from the levels at the end of 2009, which we believe indicates improving economic conditions in the state. According to the Florida Department of Economic Opportunity, the number of jobs in Florida was estimated to be 9,456,000 in December 2016, up approximately 225,000 jobs compared to a year ago. December 2016 was the 77th consecutive month with positive annual job growth. The industries gaining the most jobs in 2016 were in the leisure and hospitality (+53,100 jobs, +4.6%), education and health services (+46,800 jobs, +3.8%) and professional & business services (+46,200 jobs, +3.7%). Job growth is expected to continue in 2017 for all counties in which we currently maintain offices, with an emphasis toward higher-paying jobs in the construction, manufacturing and the professional services sectors.

Florida’s housing market also continues to improve with the statewide median sales price for a single-family home at approximately $226,000, up 9.2 percent from the previous year, according to data from Florida Realtors Industry Data and Analysis department in partnership with local Realtor boards/associations. We believe improvements in the housing market will continue, as prices have rebounded and there are fewer foreclosures and less distressed properties left over from the housing bust. New businesses are relocating to Florida, as are new residents, buoyed by the improvement in the overall U.S. economy and the fact that Florida offers a lower cost of living, no state income tax and higher quality of life than found in most competing areas along the East Coast.

According to information published by the Federal Deposit Insurance Corporation, the financial health of Florida’s banking system continues to improve in nearly all key measurements since 2012. The median Tier-1 leverage ratio was down 10 basis points at September 30, 2016 to 9.77% from September 30, 2015. The median annualized Return on Assets (ROA) for Florida banks during the third quarter of 2016 was 0.69%; 5 basis points higher than the third quarter of 2015. As for net interest margin (NIM), there was a 2 basis point increase to 3.61% in the third quarter 2016 compared to the same period in the prior year. The median Noncurrent Loans to Total Loans ratio improved 27 basis points to 0.59% at September 30, 2016 from 0.86% at September 30, 2015. The median ALLL to Noncurrent Loans ratio, or coverage ratio, improved 20 basis points to 168% at September 30, 2016 from 148% for the same period last year. While the median ALLL to Total Loans ratio declined by 15 basis points to 1.21% at September 30, 2016 from 1.36% at September 30, 2015, the median Past Due and Nonaccrual Loans to total loans ratio improved 30 basis points to 0.95% at September 30, 2016 from 1.25% for the same period last year.

We believe that we are well positioned in the markets that we operate in to take advantage of the projected growth and strength of the Florida economy.

Results of Operations

2016 vs. 2015

We earned a net profit of $28.9 million in 2016 compared to a net profit of $25.2 million in 2015. Strong organic loan growth of approximately $163 million, combined with the $255 million in loans acquired from Regent in September 2016, resulted in an increase of $7.2 million in loan interest income over 2015. Interest on deposits was $2.3 million higher than 2015, as deposits increased by approximately $423.5 million primarily as a result of our acquisition of Regent Bank. In 2016 we only added $193,000 to our allowance for loan losses largely due to an increase in loans that were collectively evaluated for impairment and $546,000 in net loan recoveries. In 2015, we had net loan charge-offs of $174,000 and provided approximately $1.7 million to our allowance for loan losses. Noninterest income increased $1.3 million in 2016, due primarily to an increase in loan swap fees and bank owned life insurance income. Noninterest expense was approximately $4.5 million higher in 2016, due primarily to the additional expenses incurred in acquiring, converting and operating the Regent branches.

2015 vs. 2014

We earned a net profit of $25.2 million in 2015 compared to a net profit of $12.8 million in 2014. Strong organic loan growth of approximately $158 million, coupled with the $394 million in loans acquired from Community Bank of Broward in January 2015, resulted in loan interest income increasing $31.0 million over 2014. Interest paid on deposits was $1.1 million higher in 2014, as deposits increased approximately $572.2 million primarily as a result of our acquisition of Community Bank of Broward. In 2015, we provided approximately $1.7 million to our allowance for loan losses to cover the growth in our loan portfolio and approximately $174,000 in net loan charge-offs. In 2014 we had net loan recoveries of approximately $373,000 and we reversed $1.05 million from our allowance for loan losses. Noninterest income increased $2.6 million in 2015, due primarily to the increase in deposits and the increase in service charges and fees on those deposits. Noninterest expense was approximately $10.2 million higher in 2015, due primarily to the additional expenses incurred in acquiring, converting and operating the Community Bank of Broward branches.

CONDENSED SUMMARY OF EARNINGS

	For the years ended December 31,
(in thousands of dollars, except per share data)	2016	2015	2014
Interest Income	$101,720	$93,887	$62,469
Interest Expense	10,835	8,439	7,261

Net Interest Income	90,885	85,448	55,208
Provision (Credit) For Loan Losses	193	1,693	(1,050)
Noninterest Income	8,590	7,304	4,720
Noninterest Expense	56,022	51,538	41,363

Income Before Income Taxes	43,260	39,521	19,615
Income Tax Expense	14,325	14,362	6,833

Net Income	28,935	25,159	12,782
Preferred Stock Dividend	—	58	128

Net Income Available to Common Shareholders	$28,935	$25,101	$12,654

Basic Net Income Per Share	$2.19	$1.99	$1.26
Selected Operating Ratios
Return on Assets	1.12%	1.10%	0.76%
Return on Equity	9.29%	9.17%	6.64%
Dividend Payout Ratio	14.95%	10.52%	12.73%
Equity to Assets Ratio	12.24%	11.87%	11.67%

Net Interest Income

Our profitability is dependent to a large extent on net interest income which is the difference between the interest received on earning assets such as loans and securities and the interest paid on interest-bearing liabilities principally deposits and borrowings. Our principal interest-earning assets are loans, investment securities, and federal funds sold. Interest-bearing liabilities primarily consist of certificates of deposit, interest-bearing checking accounts, savings deposits, and money market accounts. Funds attracted by these interest-bearing liabilities are invested in interest-earning assets. Accordingly, net interest income depends upon the volume of average interest-earning assets and average interest-bearing liabilities and the interest rates earned or paid on them.

Impacting our loan income and loan yields is the recognition of accretable and nonaccretable discounts, which arise when we acquire another bank and some of the loans acquired are “credit impaired”, meaning that it is probable that we will be unable to collect all the contractually obligated payments from the borrower. As with all loans that are acquired, they are initially recorded at their purchase price (fair value). The amount of expected cash flows that exceed the initial investment in the loan represents the “accretable yield” which is recognized as interest income on a level yield basis over the life of the loan. The excess of total contractual cash flows over the cash flows expected to be received at origination is deemed the “nonaccretable discount”. The determination of the accretable versus nonaccretable difference is not a one-time conclusion. These loans must be reviewed periodically to account for the difference between actual cash flows and those that were previously forecasted. The remaining cash flows must also be re-forecasted. If the expected cash flows improve, the positive impact is recognized over the life of the loan through an increase in the accretion rate. In the event that the timing and amount of future cash flows cannot be reasonably projected, the loan is placed on nonaccrual and no accretion income is recognized and income is only recognized after the carrying amount of the loan has been recovered.

As we grow, we anticipate that more of our revenue will be derived from net interest income, and we believe net interest income will take on greater importance. Therefore, we believe the impact of market rates, as influenced by the Federal Reserve’s monetary policy, could have a larger effect on our overall net income in the future.

The following table reflects the components of net interest income, setting forth for the periods presented, (1) average assets, liabilities and stockholders’ equity, (2) interest income earned on interest-earning assets and interest paid on interest-bearing liabilities, (3) average yields earned on interest-earning assets and average rates paid on interest-bearing liabilities, (4) our net interest spread (i.e., the average yield on interest-earning assets less the average rate on interest-bearing liabilities) and (5) our net interest margin (i.e., the net yield on interest-earning assets).

AVERAGE BALANCES AND INTEREST RATES

	Year Ended
	December 31, 2016			December 31, 2015			December 31, 2014
(in thousands of dollars)	Balance	Interest	Rate	Balance	Interest	Rate	Balance	Interest	Rate
ASSETS
Loans, Net(1)(2)(4)	$2,030,329	100,407	4.95%	$1,766,181	$92,550	5.24%	$1,201,801	$61,022	5.08%
Investment Securities	111,126	1,772	1.59%	106,940	1,733	1.62%	78,809	1,309	1.66%
Federal Funds Sold	30,482	217	0.71%	23,626	87	0.37%	17,804	49	0.28%
Other Investments(3)	3,245	145	4.47%	2,877	132	4.59%	2,452	98	4.00%
Deposits with Interest at Banks	177,235	951	0.54%	158,519	497	0.31%	217,714	603	0.28%

Total Earning Assets	2,352,417	103,492	4.40%	2,058,143	94,999	4.62%	1,518,580	63,081	4.15%

Cash & Due From Banks	76,527			97,420			75,969
Allowance For Loan Losses	(18,588)			(17,261)			(18,181)
Other Assets	160,781			148,532			99,359

Total Assets	$2,571,137			$2,286,834			$1,675,727

LIABILITIES
Savings, NOW & Money Market	$1,568,659	$8,905	0.57%	$1,350,076	$6,556	0.49%	$1,001,616	$5,309	0.53%
Certificates of Deposit	159,244	871	0.55%	198,674	960	0.48%	185,818	1,146	0.62%

Total Interest-Bearing Deposits	1,727,903	9,776	0.57%	1,548,750	7,516	0.49%	1,187,434	6,455	0.54%
Short Term Borrowings	61,403	1,059	1.72%	61,644	923	1.50%	46,413	806	1.74%

Total Interest-Bearing Liabilities	1,789,306	10,835	0.61%	1,610,394	8,439	0.52%	1,233,847	7,261	0.59%

Noninterest-Bearing Deposits	450,773			387,725			238,427
Other Liabilities	20,285			15,068			12,972

Total Liabilities	2,260,364			2,013,187			1,485,246
Total Stockholders’ Equity	310,773			273,647			190,481

Total Liabilities and Equity	$2,571,137			$2,286,834			$1,675,727

Interest Rate Spread (tax equivalent basis)			3.79%			4.10%			3.56%

Net Interest Income (tax equivalent basis)		$92,657			$86,560			$55,820

Net Interest Margin (tax equivalent basis)(5)			3.94%			4.20%			3.68%

(1)	Average balances include nonaccrual loans, and are net of unearned loan fees of $3,151, $2,429, and $1,405 in 2016, 2015, and 2014, respectively.
(2)	Interest income includes fees on loans of $282, $256, and $210 in 2016, 2015, and 2014, respectively.
(3)	“Other investments” consists of equity stock in the FHLB of Atlanta that the Bank is required to own based on its transactions with the FHLB and stock related to the Trust Preferred securities the Bank acquired with the Regent Bank merger.
(4)	Interest income and rates include the effects of a tax equivalent adjustment using applicable statutory tax rates to adjust tax exempt interest income on tax exempt loans to a fully taxable basis.
(5)	Represents net interest income divided by total interest-earning assets.

The following table sets forth certain information regarding changes in our interest income and interest expense for the year ended December 31, 2016, as compared to the year ended December 31, 2015, and for the year ended December 31, 2015 as compared to the year ended December 31, 2014. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to changes in interest rate and changes in the volume. Changes in both volume and rate have been allocated based on the proportionate absolute changes in each category.

RATE VOLUME ANALYSIS

	2016 Changes From 2015			2015 Changes From 2014
		Due To Change In			Due To Change In
(in thousands of dollars)	Total Change	Volume	Rate	Total Change	Volume	Rate
Interest-Earning Assets
Loans, Net	$7,857	$13,841	$(5,984)	$31,528	$28,657	$2,871
Investment Securities	39	68	(29)	424	467	(43)
Federal Funds Sold	130	25	105	38	16	22
Other	467	76	391	(72)	(147)	75

Total	8,493	14,010	(5,517)	31,918	28,993	2,925

Interest-Bearing Liabilities
Savings, NOW, Money Market Accounts	$2,349	$1,061	$1,288	$1,247	$1,847	$(600)
Certificates Of Deposit	(89)	(190)	101	(186)	79	(265)
Short Term Borrowings	136	(4)	140	117	264	(147)

Total	2,396	867	1,529	1,178	2,190	(1,012)

Changes In Net Interest Income	$6,097	$13,143	$(7,046)	$30,740	$26,803	$3,937

2016 vs. 2015

Net interest income increased $6.1 million on a tax-equivalent basis to $92.7 million in 2016 from $86.6 million in 2015. This increase was primarily driven by organic loan growth and the earning assets acquired from Regent, which increased our average earning assets from approximately $2.06 billion at the end of 2015 to approximately $2.35 billion at December 31, 2016. The average earning asset yield decreased from 4.62% at the end of 2015 to 4.40% at December 31, 2016. The decrease in yield was primarily accretion driven. Average loans increased approximately $264.1 million during this time period with the average loan yield decreasing 29 basis points, from 5.24% in 2015 to 4.95% in 2016. The primary reason for the decrease in loan yields year-over-year was the change in the amount of accretable and nonaccretable discounts recognized into income. In 2015, we recognized $11.0 million in accretable and nonaccretable discounts, compared to $7.2 million in 2016. The impact these discounts had is shown in the table above in the negative $6.0 million under the rate column for loans. Another way to measure the impact that the accretable and nonaccretable discounts had is to say that loan yield was 62 basis points higher in 2015 due to the discounts recognized, compared to 36 basis points in 2016.

Average deposits and borrowing increased in 2016, driven also by organic growth and the acquisition of Regent. Average interest-bearing deposits increased approximately $179.2 million from approximately $1.55 billion at the end of 2015 to approximately $1.73 billion at December 31, 2016. The average yield on our interest-bearing deposits increased 8 basis points from 0.49% at the end of 2015 to 0.57% at December 31, 2016. The overall yield on all our interest bearing liabilities, including our borrowed funds, increased 9 basis points from 0.52% at the end of 2015 to 0.61% at December 31, 2016. Our net interest margin, on a tax equivalent basis, decreased 26 basis points from 4.20% in 2015 to 3.94% in 2016. The accretable and nonaccretable discount income discussed above, added approximately 31 basis points to the 2016 net interest margin, compared to approximately 54 basis points to the 2015 net interest margin.

At December 31, 2016, we had approximately $23.3 million in accretable and nonaccretable discounts remaining. The amortization of these discounts will have a positive impact to the Bank’s future earnings, but as we grow in size, the impact to earnings will diminish and will be less noticeable.

2015 vs. 2014

Our net interest income increased $30.7 million from 2014 to 2015 as shown in the table above. This increase was primarily driven by the earning assets acquired from Community Bank of Broward and by organic loan growth. Our average earning assets increased from approximately $1.52 billion at the end of 2014 to approximately $2.06 billion at December 31, 2015. The average earning asset yield increased from 4.15% at the end of 2014 to 4.62% at December 31, 2015. Average loans increased approximately $564.4 million during this time period with the average loan yield increasing 16 basis points to

5.24% from 5.08% at the end of 2014. Impacting our loan income and loan yields was the recognition of nonaccretable discounts on a number of acquired loans that paid off during the year. The impact added approximately $3.9 million to loan income and increased the yield on our loans by 22 basis points and the yield on our earning assets by 19 basis points.

Average deposits and borrowing also increased in 2015, driven primarily from the acquisition of Community Bank of Broward. Average deposits increased approximately $510.6 million from approximately $1.43 billion the end of 2014 to approximately $1.94 billion at December 31, 2015. The average yield on our interest bearing deposits decreased 5 basis points from 0.54% at the end of 2014 down to 0.49% at December 31, 2015. The overall yield on all our interest bearing liabilities, including our borrowed funds, decreased 7 basis points from 0.59% at the end of 2014 to 0.52% at December 31, 2015. Our net interest margin, on a tax equivalent basis, increased 52 basis points from 3.68% in 2014 to 4.20% in 2015. The nonaccretable discount income discussed above, added approximately 19 basis points to the 2015 net interest margin.

Provision for Loan Losses

The allowance for loan losses is established through a provision for loan losses charged against operations. Loans are charged against the allowance for loan losses when management believes that the collectability of the principal is unlikely. The allowance is an amount that management believes is adequate to absorb possible losses on existing loans that may become uncollectable, based on evaluations of the collectability of loans, industry historical loss experience, current economic conditions, portfolio mix, and other factors. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions.

Impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. A loan is impaired when it is probable we will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Generally, cash collections on impaired loans are credited to the loan receivable balance and no interest income is recognized on those loans until the principal balance is current.

At December 31, 2016, the allowance for losses was approximately $18.9 million or $739,000 (4.1%) higher than at December 31, 2015, and $2.2 million, or 13.6%, higher than at December 31, 2014. The increase in the allowance in 2016 can be attributed to an increase in the loans that were collectively evaluated for impairment, offset by net recoveries. The loan portfolio grew approximately $417.4 million, or 22.5%, in 2016, with substandard loans increasing approximately $1.2 million or 5.5% to approximately $22.9 million. The loan portfolio grew approximately $548.2 million or 41.9% in 2015, with substandard loans increasing approximately $6.5 million or 42.5% to approximately $21.8 million from approximately $15.3 million at December 31, 2014. As a percentage of total loans, the allowance at December 31, 2016, was 0.83% compared to 0.98% at December 31, 2015 and 1.27% at December 31, 2014. The decrease in the allowance as a percentage of total loans from 2014 to 2016 reflects the improvements we are seeing in the local economies that we are operating in as well as the addition of acquired loans which continue to have fair value discounts associated with them. As a percentage of average loans, net recoveries were $546,000 in 2016 or 0.03% as compared to net charge-offs of $174,000 in 2015 or 0.01% of average loans and to net recoveries of $373,000 in 2014 or 0.03% of average loans. The provision for loan losses was $193,000 in 2016, down from $1.7 million in 2015, and up from a negative provision of $1.1 million in 2014.The negative provision in 2014 was due to the improving economy as well as the credit quality of the Bank’s loan portfolio.

Of the loans acquired in 2016 and 2015 which were purchased at their fair value, we had three charge-offs totaling $4,404 in 2016 and only one partial charge-off of $25,116 in 2015.

Noninterest Income

The following is a schedule of noninterest income for the years ended December 31, 2016, 2015, and 2014:

NONINTEREST INCOME

	Year ended December 31,
(in thousands of dollars)	2016	2015	2014
Service charges on deposit accounts	$2,901	$2,836	$1,377
Other fees on deposit accounts	1,463	1,263	618
Gain on sale of securities	—	8	—
Loan fee income	1,401	1,162	925
Gain on sale of other real estate	303	91	258
Bank-owned life insurance income	1,157	798	494
Swap fees	1,219	406	536
Other	146	740	512

Totals	$8,590	$7,304	$4,720

2016 vs. 2015

Noninterest income increased $1.3 million from $7.3 million in 2015 to $8.6 million in 2016. The increase was largely due an increase in loan swap fees of $813,000 or 200.3% and bank owned life insurance income of $359,000 or 45.0%. Loan swap fees increased due to more loan swap transactions in 2016 than 2015, 18 verses 6, as loan customers looked to lock in rates before any further market rate increases. Bank owned life insurance income increased due in part to acquiring approximately $12.4 million in additional investments from Regent Bank and receiving $259,000 in death benefits during the first quarter of 2016. Loan fees increased $239,000 or 20.6% over 2015 primarily due to fees associated with mortgage loan origination and sales on the secondary market, which increased $76,000 or 15.8% over 2015. Included in other fees, which were down $594,000 in 2016 compared to 2015, was a one-time gain of $595,000 on the sale of an option contained in a land lease in 2015. Gains on the sale of other real estate owned increased by $212,000 or 232.9%, from 2015, largely due the sale of an easement on one of our properties for $220,000. Service charges and other fees on deposit accounts increased $265,000 or 6.5% in 2016 compared to 2015, primarily due to the increase in deposit customers, grown both organically and from the Regent Bank acquisition.

2015 vs. 2014

Noninterest income increased $2.6 million from $4.7 million in 2014 to $7.3 million in 2015. The increase was largely due an increase in deposit service charges and other fees of $2.1 million or 105.5%. This increase was primarily due to the acquisition of Community Bank of Broward in 2015, but also to an overall bank wide emphasis on increasing service charges and other fees. Our bank owned life insurance income increased $304,000 or 61.5% as we acquired an additional $6.1 million investment through the acquisition of Community Bank of Broward. Loan fees increased $237,000 or 25.6% over 2014 primarily due to fees associated with mortgage loan origination and sales on the secondary market, which increased $90,000 or 22.8% over 2014. The housing market continues to improve in all our markets. Included in other fees for 2015 was a one-time gain of $595,000 on the sale of an option contained in a land lease. Swap fee income was down $130,000 or 24.3% as the loan swap volume declined due to lighter demand for derivative products as a result of the continued low interest rate environment. Gains on the sale of other real estate owned were also down $167,000 or 64.7%, from 2014, as there were fewer and smaller properties sold.

Noninterest Expense

Following is a schedule of noninterest expense for the years ended December 31, 2016, 2015, and 2014:

NONINTEREST EXPENSE

	Year ended December 31,
(in thousands of dollars)	2016	2015	2014
Salaries and employee benefits	$30,299	$27,306	$22,115
Occupancy and equipment expense	8,903	8,917	7,108
Professional fees	3,709	2,941	2,777
Data processing	3,177	2,819	2,574
Core deposit intangible amortization	1,719	1,802	1,264
Regulatory assessments	1,452	1,522	1,196
Stationery and supplies	855	879	860
Advertising & public relations	931	683	464
Insurance	1,103	925	718
Telephone	871	924	709
Loans and other real estate owned	719	502	281
Other	2,284	2,318	1,297

Totals	$56,022	$51,538	$41,363

2016 vs. 2015

Total noninterest expense increased $4.5 million from $51.5 million in 2015 to $56.0 million in 2016. This increase can be attributed primarily to the expenses related to the acquisition and conversion of Regent during the third and fourth quarters of 2016. The acquisition added three offices and 50 employees to the Bank’s expenses for 2016. In addition, the expenses to the terminate Regent’s core operating system contract, data conversion, closing of two offices, professional fees and payments to employees totaled approximately $2.74 million. In 2016, we started a new credit card program that cost approximately $498,000 to roll out. As of December 31, 2016, there were a total of 1,130 credit cards issued. We also incurred approximately $492,000 in expenses related to the Insignia acquisition that was announced in 2016 and anticipate additional expenses related to this acquisition during the first and second quarters of 2017.

2015 vs. 2014

Total noninterest expense increased $10.2 million from $41.4 million in 2014 to $51.5 million in 2015. This increase can be attributed primarily to the acquisition of the Community Bank of Broward, which added eight branches and 72 employees to the Bank’s expenses. Expenses related to the acquisition and data conversion of the Community Bank of Broward were approximately $1.8 million in 2015 compared to the Florida Shore’s acquisition and data conversion in 2014 that totaled approximately $3.0 million. Additionally, during 2015 we incurred professional fees related to forward looking projects that we were exploring.

Income Taxes

Our effective tax rate for 2016 was 33.1% as compared to 36.3% for 2015. This decrease was primarily due the early adoption of ASU 2016-09, Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting which requires the tax benefits related to share-based payments, which are in excess of compensation costs, to be recorded in the income statement. For the year ended December 31, 2016, the amount of this excess recorded as a tax benefit was $1.2 million. Prior to 2016 this excess had been recorded in equity. The change in 2014 in the federal tax rate on the net deferred tax assets to 35%, which had been carried at a rate of 34% prior to 2014, resulted in our effective tax rate increasing to 36.3% in 2015 from 34.8% in 2014. We are subject to income taxes at the federal and state level. We file a federal tax return with a fiscal year ending on December 31.

Inflation

The impact of inflation on the banking industry differs significantly from that of other industries in which a large portion of total resources are invested in fixed assets such as property, plant and equipment.

Assets and liabilities of financial institutions are virtually all monetary in nature, and therefore are primarily impacted by interest rates rather than changing prices. While the general level of inflation underlies most interest rates, interest rates react more to changes in the expected rate of inflation and to changes in monetary and fiscal policy. Net interest income and the interest rate spread are good measures of our ability to react to changing interest rates and are discussed in further detail above.

Market Risk

Market risk refers to potential losses arising from changes in interest rates, foreign exchange rates, equity prices and commodity prices. We are primarily exposed to interest rate risk inherent in our lending and deposit taking activities as a financial intermediary. To succeed in our capacity as a financial intermediary, we offer an extensive variety of financial products to meet the diverse needs of our customers. These products sometimes contribute to interest rate risk for us when product groups do not complement one another. For example, depositors may want short-term deposits while borrowers desire long-term loans. Changes in market interest rates may also result in changes in the fair value of our financial instruments, cash flows, and net interest income.

Interest rate risk is comprised of repricing risk, basis risk, yield curve risk, and options risk. Repricing risk arises from differences in the cash flow or repricing between asset and liability portfolios. Basis risk arises when asset and liability portfolios are related to different market rate indices, which do not always change by the same amount. Yield curve risk arises when asset and liability portfolios are related to different maturities on a given yield curve; when the yield curve changes shape, the risk position is altered. Options risk arises from “embedded options” within asset and liability products as certain borrowers have the option to prepay their loans when rates fall while certain depositors can redeem their certificates of deposit early when rates rise. See the section of this Annual Report captioned “Item 7A. Quantitative and Qualitative Disclosures about Market Risk – Interest Rate Risk Management” for additional information regarding market risk, including gap analysis of EVE.

Financial Condition

Lending Activity

The loan portfolio consists principally of loans to individuals and small- and medium-sized businesses within our primary market area of South and West Florida. The table below shows our loan portfolio composition since 2012.

LOAN PORTFOLIO COMPOSITION

	December 31,
(in thousands of dollars)	2016	2015	2014	2013	2012
Commercial	$307,729	$216,163	$168,929	$103,848	$99,912
Commercial real estate	1,225,046	1,034,398	709,474	464,053	429,076
Construction and Land Development	261,006	201,523	125,501	64,806	44,021
Residential Mortgage	384,733	333,339	256,729	165,241	151,538
Consumer and Other Loans	107,848	86,500	59,507	19,951	12,459

Total loans	2,286,362	1,871,923	1,320,140	817,899	737,006
Less: Discount on Loans Acquired	8,018	11,649	8,742	4,893	4,406
Net Deferred Fees	3,408	2,704	2,076	997	827

Recorded Investment in Loans	2,274,936	1,857,570	1,309,322	812,009	731,773
Less: Allowance for Loan Losses	18,888	18,149	16,630	17,307	15,891

Loans, Net	$2,256,048	$1,839,421	$1,292,692	$794,702	$715,882

2016 vs. 2015

In 2016, total loans, before discounts and deferred fees, increased by approximately $414 million, or 22.1% over 2015. Of that increase, approximately $245 million was acquired from Regent Bank, leaving approximately $169 million, or 9.05%, as organic loan growth in 2016. Commercial real estate grew approximately $53 million or 5.2%, commercial loans grew approximately $59 million or 27.3%, construction and land development grew approximately $26 million or 13.1%, with residential loans growing approximately $12 million or 3.5% and consumer and other loans growing approximately $19 million or 21.7%. During the fourth quarter of 2016 we made a concerted effort to reduce the concentration in commercial real estate loans and in doing so allowed a number of loans to pay-off rather than renew them. Overall, loans decreased by $18.0 million during the fourth quarter.

2015 vs. 2014

In 2015, total loans, before discounts and deferred fees, increased by approximately $552 million, or 41.8% over 2014. Of that increase, approximately $394 million was acquired from Community Bank of Broward, leaving approximately $158 million, or 12.0%, as organic loan growth in 2015. Construction and land development experienced the most growth in 2015. Construction and land development grew approximately $60 million or 47.8%, with commercial loans growing approximately $30 million or 17.7%, commercial real estate growing approximately $25 million, or 3.5% and residential loans growing $17 million or 6.7%. We continued to have good growth in 2015 in the other category, primarily loans to community development districts of approximately $26 million, or 43.3% compared to 2014.

The following is a summary of the maturity distribution of certain loan categories based on remaining scheduled repayments of principal as of December 31, 2016:

LOAN MATURITIES AND SENSITIVITIES TO CHANGES IN INTEREST RATES*

	Maturity and/or Repricing Period
	Within	1 – 5	Over 5
(in thousands of dollars)	1 Year	Years	Years	Total
Commercial	$106,375	$91,320	$110,034	$307,729
Consumer Loans and Other	12,520	28,884	66,444	107,848
Residential Mortgages	111,752	143,262	129,607	384,621
Commercial Real Estate	472,502	454,551	555,703	1,482,756

Total	$703,149	$718,017	$861,788	$2,282,954

Fixed/variable pricing of loans with maturities due after one year
Loans at fixed interest rates		$302,958	$357,021
Loans at floating or adjustable interest rates		320,139	969,412

Total		$623,097	$1,326,433

*	Excludes purchase accounting adjustments.

Nonperforming Assets

Nonperforming assets include nonaccrual loans and other real estate owned. Nonaccrual loans represent loans on which interest accruals have been discontinued. Other real estate owned is comprised principally of real estate properties obtained in partial or total loan satisfactions and is included in other assets at its estimated fair value less selling costs.

We discontinue interest accruals when principal or interest is due and has remained unpaid for 90 to 180 days depending on the loan type, unless the loan is both well secured and in the process of collection. When a loan is placed on nonaccrual status, all unpaid interest and fees are reversed. Nonaccrual loans may not be restored to accrual status until all delinquent principal and interest have been paid.

Nonperforming loans are closely monitored on an ongoing basis as part of our loan review and work-out process. The potential risk of loss on these loans is evaluated by comparing the loan balance to the fair value of any underlying collateral or the present value of projected future cash flows. Losses are recognized where appropriate.

The following table outlines nonperforming assets for the periods ended:

NONPERFORMING ASSETS

(in thousands of dollars)	2016	2015	2014	2013	2012
Nonaccrual	$8,556	$6,634	$3,657	$6,627	$6,193
Other Real Estate Owned	2,792	1,390	259	2,120	3,257

Total Nonperforming Assets	$11,348	$8,024	$3,916	$8,747	$9,450

Nonperforming Loans as a Percentage of Total Loans	0.38%	0.36%	0.30%	0.82%	0.85%
Nonperforming Assets as a Percentage of Total Assets	0.39%	0.34%	0.23%	0.78%	1.00%
Past Due 90 or more days and still accruing	$18	$—	$—	$—	$—

As of December 31, 2016, we had $1.1 million in loans secured by residential real estate that were in the process of foreclosure. This is down from the $2.8 million in foreclosure at December 31, 2015.

2016 vs. 2015

Total nonperforming loans and other real estate owned increased $3.3 million, or 41.4%, from $8.0 million in 2015 to $11.3 million in 2016. Of the $8.6 million in nonperforming loans, $3.5 million was in residential real estate loans and $1.3 million was in commercial real estate loans. During 2016, approximately $7.2 million in loans were added to nonaccrual, of which $5.5 million or 75.6% was from the Regent acquisition, $1.1 million in nonaccrual loans were transferred to other real estate owned, $3.7 million were paid off and $450,000 were returned to accrual status. The total of other real estate owned at December 31, 2016 was approximately $2.8 million, which consisted of $477,000 in vacant land, $559,000 in residential real estate and $1,756,000 in commercial property, and $1.9 million was acquired in the Regent acquisition. The $18,000 in past due 90 days or more and still accruing are associated with the credit card portfolio.

2015 vs. 2014

Total nonperforming loans and other real estate owned increased $4.1 million, or 104.9%, from $3.9 million in 2014 to $8.0 million in 2015. Of the $6.6 million in nonperforming loans, $3.7 million was in residential real estate loans and $1.8 million was in commercial real estate loans. During 2015, approximately $1.5 million in nonaccrual loans were transferred to other real estate owned and approximately $2.6 million were paid off. The total of other real estate owned at December 31, 2015 was approximately $1.4 million, which consisted of $436,000 in vacant land, $125,000 in residential real estate and $829,000 in a multifamily property.

Allowance and Provision for Loan Losses

The allowance for loan losses represents management’s estimate of probable loan losses inherent in the loan portfolio at a specific point in time. This estimate includes losses associated with specifically identified loans as well as estimated probable credit losses inherent in the remainder of the loan portfolio. Additions are made to the allowance through periodic provisions charged to income. Reductions to the allowance occur as loans are charged-off. Management evaluates the adequacy of the allowance at least quarterly, and in doing so relies on various factors including, but not limited to, assessment of potential loss, delinquency and nonaccrual trends, portfolio growth, underlying collateral coverage and current economic conditions. This evaluation is subjective and requires material estimates that may change over time.

The allowance for loan losses includes allowance allocations calculated in accordance with FASB ASC Topic 310 – Receivables and ASC Topic 450 – Contingencies. The level of the allowance reflects management’s continuing evaluation of specific credit risks, loan loss experience, current loan portfolio quality, present economic conditions and unidentified losses inherent in the current loan portfolio, as well as trends in the foregoing. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

Our allowance for loan losses consists of two components: (i) specific reserves established for probable losses on impaired loans and (ii) general reserves for nonhomogeneous loans not deemed impaired and homogeneous loan pools based on, but not limited to, historical loan loss experience, current economic conditions, levels of past due loans and levels of problem loans.

Loans are deemed to be impaired when, based on current information and events, it is probable that we will not be able to collect all amounts due (principal and interest payments) according to the contractual terms of the loan agreement. Loans to borrowers who are experiencing financial difficulties and whose loans were modified with concessions are classified as troubled debt restructurings and measured for impairment. Loans to borrowers that have filed Chapter 7 bankruptcy, but continue to perform as agreed are classified as troubled debt restructurings and measured for impairment.

The following is a summary of information pertaining to impaired loans:

IMPAIRED LOANS

	December 31,
(in thousands of dollars)	2016	2015
Impaired loans without a valuation allowance	$9,091	$9,437
Impaired loans with a valuation allowance	6,556	6,571

Total impaired loans	$15,647	$16,008

Valuation allowance related to impaired loans	$725	$778

During the years ended December 31, 2016, 2015, 2014, 2013 and 2012 the activity in our loan loss allowance was as follows:

LOAN LOSS ALLOWANCE

	Year Ended December 31,
(in thousands of dollars)	2016	2015	2014	2013	2012
Balance at Beginning of Period	$18,149	$16,630	$17,307	$15,891	$14,403
Charge-Offs	(198)	(917)	(802)	(1,700)	(3,774)
Recoveries	744	743	1,175	672	884
Provision (Credit) for Loan Losses	193	1,693	(1,050)	2,444	4,378

Balance at End of Period	$18,888	$18,149	$16,630	$17,307	$15,891

Allowance / Total Loans	0.83%	0.98%	1.27%	2.13%	2.17%
Net Charge-Offs (Recoveries) / Average Loans	(0.03)%	0.01%	(0.03)%	0.14%	0.43%
Allowance/Nonperforming Loans	220.8%	273.6%	454.7%	261.1%	256.6%

The following table reflects the allowance allocation per loan category and percent of loans in each category to total loans for the periods indicated:

ALLOWANCE ALLOCATION PER LOAN CATEGORY

	December 31,
	2016		2015		2014
(in thousands of dollars)	Amount	%	Amount	%	Amount	%
Commercial	$2,757	14.6	$2,457	13.5	$2,270	13.7
Commercial Real Estate	11,382	60.3	11,671	64.3	9,778	58.8
Construction and Land Development	2,024	10.7	1,702	9.4	2,080	12.5
Residential Mortgage	2,273	12.0	1,954	10.8	2,291	13.8
Consumer Loans	452	2.4	365	2.0	211	1.2
Unallocated	—	—	—	—	—	—

Total	$18,888	100.0	$18,149	100.0	$16,630	100.0

	December 31,
	2013		2012
(in thousands of dollars)	Amount	%	Amount	%
Commercial	$1,883	10.9	$1,714	10.8
Commercial Real Estate	11,616	67.1	10,455	65.8
Construction and Land Development	1,383	8.0	1,508	9.5
Residential Mortgage	2,186	12.6	2,152	13.5
Consumer Loans	64	0.4	62	0.4
Unallocated	175	1.0	—	—

Total	$17,307	100.0	$15,891	100.0

Investment Activity

Investment activities serve to enhance the overall yield on interest-earning assets while supporting interest rate sensitivity and liquidity positions. Securities purchased with the intent and ability to retain until maturity are categorized as securities held to maturity and carried at amortized cost. All other securities are categorized as securities available for sale and are recorded at fair value. Securities, like loans, are subject to similar interest rate and credit risk. In addition, by their nature, securities classified as available for sale are also subject to market value risks that could negatively affect the level of liquidity available to us, as well as stockholders’ equity. A change in the value of securities held to maturity could also negatively affect the level of stockholders’ equity if there was a decline in the underlying creditworthiness of the issuers and an other-than-temporary impairment is deemed or a change in our intent and ability to hold the securities to maturity.

As of December 31, 2016, our investment securities portfolio has been designated as held-to-maturity pursuant to U.S. generally accepted accounting principles relating to accounting for investments. Such principles do not require that unrealized gains and losses in the estimated value of the held-to-maturity portfolio be “marked to market” and reflected as a separate item in stockholders’ equity (net of tax) as accumulated other comprehensive income/loss. During 2013, we reclassified all our available-for-sale securities as held-to-maturity, which resulted in the “freezing” of the unrealized losses at the time of the reclassification and reporting the resulting unamortized discount as a separate item in stockholders’ equity as accumulated other comprehensive loss. The unamortized discount is being amortized over the life of the securities. There was no effect on the Bank’s net income as a result of this reclassification.

The following table sets forth the carrying amount of our investments portfolio, as of December 31, 2016, 2015, and 2014:

CARRYING AMOUNT OF INVESTMENT PORTFOLIO

	December 31,
(in thousands of dollars)	2016	2015	2014
Fair value of investment in:
U.S. Treasury and Government:
Held to Maturity at Amortized Cost	$16,532	$23,978	$19,966
Mortgage Backed Securities
Held to Maturity at Amortized Cost	99,997	82,641	61,661

Total	$116,529	$106,619	$81,627

The following table indicates the respective maturities and weighted-average yields of securities as of December 31, 2016:

MATURITIES AND WEIGHTED-AVERAGE YIELDS OF SECURITIES

	Market Values with Maturities or Call Dates Within
(in thousands of dollars)	1 Year	1-5 Years	5-10 Years	Over 10 Years	Yield To Maturity Or Call
U.S. Treasury and Government	$16	$12,904	$3,428	$499	1.62%
Mortgage Backed Securities	—	3,222	54,430	42,220	2.21%

Total	$16	$16,126	$57,858	$42,719	2.12%

To minimize credit risk, we only purchase securities that are guaranteed by the U.S. Government or a U.S. Government sponsored agency. Approximately 90% of our mortgage bank securities are collateralized by residential mortgages, with the remainder collateralized by multifamily residences. To minimize interest rate risk, we strive to maintain a modified duration of five years or less. At December 31, 2016, the modified duration was 3.2 years. Management evaluates the portfolio each quarter for any impairment. At December 31, 2016, eighty-three out of ninety-three securities were in an unrealized loss position totaling approximately $1.4 million or 1.2% of the total portfolio. Management believes that the unrealized losses on these debt securities are a function of changes in the investment spreads due to interest rate movements and not to changes in credit quality. Management fully expects to recover the amortized cost basis of these investments.

Deposits and Short-Term Borrowings

As of December 31, 2016, 2015, and 2014, the distribution by type of our deposit accounts was as follows:

DEPOSITS AND SHORT-TERM BORROWINGS

	December 31,
	2016		2015		2014
(in thousands of dollars)	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
Noninterest-bearing accounts	$450,773	0.00%	$387,725	0.00%	$238,427	0.00%

Interest-bearing accounts
Savings, NOW, and money market accounts	1,568,659	0.57%	1,350,076	0.49%	1,001,616	0.53%
Certificates of deposit	159,244	0.55%	198,674	0.48%	185,818	0.62%

Total interest-bearing deposits	$1,727,903	0.57%	$1,548,750	0.49%	$1,187,434	0.54%

Average total deposits	$2,178,676	0.45%	$1,936,475	0.39%	$1,425,861	0.45%

Brokered deposits included in total deposits	$355,671		$263,873		$189,537
Brokered deposits as a percentage of total deposits	16.33%		13.63%		13.29%

As of December 31, 2016, certificates of deposit of $100,000 or more mature as follows:

CERTIFICATES OF DEPOSITS OF $100,000 OR MORE

		Weighted
(in thousands of dollars)	Amount	Average Rate
Up to 3 months	$42,729	0.67%
3 to 6 months	21,757	0.87%
6 to 12 months	39,897	0.78%
Over 12 months	19,787	0.92%

	$124,170	0.78%

Time deposits issued in denominations of $250,000 or more totaled $31.1 million and $31.8 million at December 31, 2016 and 2015, respectively. The weighted average rate on time deposits of $250,000 or more was 0.95% as of December 31, 2016.

Maturity terms, service fees and withdrawal penalties are established by us on a periodic basis. The determination of rates and terms is predicated on funds acquisition and liquidity requirements, rates paid by competitors, growth goals and federal regulations.

At December 31, 2016 and 2015, through an arrangement with Promontory Interfinancial Network, LLC (“Promontory”), we have placed $423.5 million and $286.0 million, respectively, of core depositor funds in money market and time deposits issued by other FDIC insured institutions and accepted reciprocal deposits in an equal amount in order for the depositors to be covered by FDIC insurance. At the time, the FDIC extended the $250,000 insurance limit, Promontory elected to increase the amount of its reciprocal deposit placements from approximately $98,000 to approximately $248,000. These funds are classified as brokered deposits for regulatory reporting purposes, but unlike traditional brokered deposits, all deposits in the Promontory program are known customers and are not purchased from unknown third parties through brokers. As December 31, 2016 and 2015, respectively, the total amount included in NOW and money market accounts were $382.2 million and $252.9 million, respectively. Included in time deposits are $41.3 million and $33.1 million at December 31, 2016 and 2015, respectively.

Short-term borrowings, made up mostly of customer repurchase agreements, totaled $46.4 million at December 31, 2016 compared $38.6 million at December 31, 2015, an increase of $7.8 million. This increase is due to normal balance fluctuations. These repurchase agreements are secured by U.S. Government agency securities with fair market values of $52.4 million and $52.1 million at December 31, 2016 and December 31, 2015, respectively. We collect all principal and interest payments for these securities and are subject to all risks in carrying these securities. The repurchase agreements are monitored on a daily basis and in the event that the market value of these securities decline to the point where they no longer cover the repurchase agreements, we have additional securities that can be pledged as necessary. As of December 31, 2016, total short-term borrowings were less than 20% of our total stockholders’ equity.

FHLB advances were $25 million at December 31, 2016, up $5 million from December 31, 2015. The additional $5 million was acquired in the Regent acquisition. The FHLB advances are term advances at fixed rates ranging from 2.28% to 2.75%. In December 2017 there are maturities of $5 million with the remaining $20 million maturing in June 2018. These advances have a quarterly conversion date which allows the outstanding advances to be converted from fixed rate to variable rate at the option of the FHLB. We have pledged loans with a carrying value of approximately $156 million as collateral for these advances. All principal and interest payments made on the pledged loans are collected by us and, as such, we are subject to any risks associated with the pledged loans.

With the Regent acquisition, we acquired $12.5 million in subordinated debentures with a fair value of $8.1 million. Of the $12.5 million face amount of the debentures, $5.2 million are due April 7, 2035, with a quarterly interest rate adjustment to the three month LIBOR rate plus 2.15%. The current rate on this debenture at December 31, 2016 was 3.03%. The remaining face amount of $7.3 million is due September 23, 2036, with a quarterly interest rate adjustment to the three month LIBOR rate plus 1.62%. The current rate on this debenture at December 31, 2016 was 2.62%. The difference between the fair value purchased of $8.1 million and the $12.5 million face amount will be amortized to interest expense over the remaining life of the debentures. The debentures are redeemable, in whole or in part, prior to maturity at our option on a quarterly basis when interest is due and payable and in whole at any time within 90 days following the occurrence and continuation of certain changes in the tax treatment or capital treatment of the debentures. Currently, the $8.1 million is treated as Tier II capital for regulatory capital purposes and is included in the Bank’s total capital for the risk-weighted asset to total capital ratio calculation. See Note 7 of the notes to the consolidated financial statements for more information on these subordinated debentures.

The following tables reflect borrowing activity for the years ended December 31, 2016, 2015, and 2014:

BORROWINGS

	December 31, 2016				December 31, 2015
(in thousands of dollars)	Actual	Weighted Average Rate	YTD Average	Average Rate Paid	Actual	Weighted Average Rate	YTD Average	Average Rate Paid
Repurchase agreements	$46,448	0.50%	$37,521	0.97%	$38,638	0.95%	$41,621	0.91%
Fed Funds purchased	—	—%	11	0.85%	—	—%	23	1.10%
FHLB advances	25,000	2.53%	21,475	2.53%	20,000	2.47%	20,000	2.50%
Subordinated debentures (1)	8,175	2.79%	2,396	6.43%	—	—%	—	—

Total	$79,623		$61,403		$58,638		$61,644

	December 31, 2014
(in thousands of dollars)	Actual	Weighted Average Rate	YTD Average	Average Rate Paid
Repurchase agreements	$36,297	0.98%	$26,369	1.16%
Fed Funds purchased	—	—%	44	0.91%
FHLB advances	20,000	2.47%	20,000	2.50%
Subordinated debentures	—	—%	—	—%

Total	$56,297		$46,413

(1)	The average rate paid on the subordinated debentures includes the amortized cost.

The maximum balance of our borrowings at any given month end during the periods of analysis is reflected in the following tables:

MAXIMUM END OF MONTH BORROWINGS

	December 31,
	2016		2015		2014
(in thousands of dollars)	Maximum Balance at any month-end		Maximum Balance at any month-end		Maximum Balance at any month-end
Repurchase agreements	$48,075	December	$49,657	September	$36,998	November
Fed Funds purchased	1,000	April	—	NA	235	February
FHLB advances	25,000	Sept.-Dec.	20,000	December	20,000	December
Other borrowings	8,175	December	—	NA	—	NA

Liquidity

Our goal in liquidity management is to satisfy the cash flow requirements of depositors and borrowers as well as our operating cash needs with cost-effective funding. Our Board of Directors has established an Asset/Liability Policy in order to achieve and maintain earnings performance consistent with long-term goals while maintaining acceptable levels of interest rate risk, a “well-capitalized” balance sheet, and adequate levels of liquidity. This policy designates our Asset/Liability committee (“ALCO”) as the body responsible for meeting these objectives. The ALCO, which consists of three outside directors and members of executive and senior management, reviews liquidity on a periodic basis and approves significant changes in strategies that affect balance sheet or cash flow positions.

Our primary source of liquidity is deposits provided by commercial and retail customers. We attract these deposits by offering an array of products designed to match customer needs that are generally priced in the middle of our competitors. Deposits can be very price sensitive; therefore, we believe that fluctuating deposit offering rates to the top of the market would generate a larger inflow of funds. In addition to local market deposits, we have access to national brokered certificates of deposit markets as well as deposit subscription services. We have used these alternative sources of deposits to supplement deposits particularly when the rates were lower than the local market. These sources of deposit are limited by our policies to 10% of total deposits. We also are members of Certificate of Deposit Account Registry Service (“CDARS”) and Insured Cash Sweep (“ICS”) programs through Promontory. By using CDARS or ICS, we are able to provide our deposit customers access to FDIC insurance in amounts exceeding the existing FDIC limit. This permits us to better attract and retain large deposits from businesses, nonprofit organizations, individuals and other customers that require an assurance of safety. Overall deposit levels are monitored on a constant basis as are liquidity policy levels, which must be maintained at a minimum of 10% of total deposits. Sources of these liquidity levels include cash and due from banks, short-term investments such as federal funds sold, and our unencumbered investment portfolio, which can also be used as collateral for short-term borrowings. Alternative sources of funds include unsecured federal funds lines of credit through correspondent banks. The Bank has established contingency plans designed to provide liquidity in the event of extraordinary fluctuations in cash resources.

Operating Activities

Cash flows from continuing operating activities primarily include net income, adjusted for items in net income that did not impact cash. Net cash provided by continuing operating activities grew by $5.6 million to approximately $29.0 million for the year ended December 31, 2016, from approximately $23.4 million for the year ended December 31, 2015. The increase was primarily due to the changes in operating income of $3.8 million and $1.8 million in other net operating activities, like deferred income tax expense, accretion on loans and provision for loan losses.

Investing Activities

Cash used in continuing investing activities reflects the impact of loans and investments acquired for our interest-earning asset portfolios, as well as cash flows from asset sales and the impact of acquisitions. For the year ended December 31, 2016, we had net cash flows used in continuing investing activities of $115.9 million, compared to cash flows used of $125.7 million for the year ended December 31, 2015. The change in cash flows from continuing investing activities was primarily due the difference in funds provided by the acquisition of Regent in 2016 that added approximately $37.6 million in excess funds compared to the CBB acquisition in 2015 that added approximately $23.0 million in funds. Net cash used to fund loans in 2016 and 2015 was $154.4 million and $145.4 million, respectively.

Financing Activities

Cash flows from continuing financing activities include transactions and events whereby cash is obtained from depositors, creditors or investors. For the year ended December 31, 2016, we had net cash flows provided by continuing financing activities of $134.9 million, compared to $128.9 million provided in financing activities for the year ended December 31, 2015. Funds provided from deposits were $13.9 million lower in 2016, but was offset by the $12.8 million repayment of the preferred stock that was redeemed in 2015. The change in customer repurchase agreements of $7.8 million in 2016 was offset by an increase in cash dividends paid in 2016 of $1.8 million, resulting in the net change in financing activities being approximately $6.0 million.

Capital Resources

The assessment of capital adequacy depends on a number of factors such as asset quality, liquidity, earnings performance, changing competitive conditions and economic forces. We seek to maintain a strong capital base to support our growth and expansion activities, to provide stability to current operations and to promote public confidence. We may continue to grow through acquisitions, which can potentially impact our capital position.

Holders of our common stock are entitled to receive dividends when, as and if declared by our Board of Directors out of funds legally available for that purpose. We began paying a $0.04 per share semiannual dividend in May 2012. In March 2013, we began paying a $0.04 per share quarterly dividend to our shareholders. Beginning with the fourth quarter of 2015, the Board of Directors elected to increase the quarterly dividend to $0.08 per share. However, there are certain restrictions on the payment of these dividends imposed by state and federal banking laws, regulations and authorities. See the section of this Annual Report captioned “Item 1. Description of Business – Regulatory Considerations.”

The declaration and payment of dividends on our common stock will depend upon our earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, our ability to service any equity or debt obligations senior to the common stock and other factors deemed relevant by our Board of Directors. Regulatory authorities in their discretion could impose administratively stricter limitations on the ability of the Bank to pay dividends to us if such limits were deemed appropriate to preserve certain capital adequacy requirements. In addition, due to our contractual obligations with the holders of our trust preferred securities, if we defer the payment of accrued interest owed to the holders of our trust preferred securities, we may not make dividend payments to our common shareholders.

Off-Balance Sheet Arrangements

We do not currently engage in the use of derivative instruments to hedge interest rate risks. However, we are a party to financial instruments with off-balance sheet risks in the normal course of business to meet the financing needs of our customers.

At December 31, 2016, we had $452.2 million in commitments to extend credit and $37.5 million in standby letters of credit. Commitments to extend credit are agreements to lend to a customer so long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Standby letters of credit are conditional commitments issued by us to guarantee the performance of a customer to a third party. We use the same credit policies in establishing commitments and issuing letters of credit as we do for on-balance sheet instruments.

If commitments arising from these financial instruments continue to require funding at historical levels, management does not anticipate that such funding will adversely impact our ability to meet on-going obligations. In the event these commitments require funding in excess of historical levels, management believes current liquidity, available lines of credit from the FHLB and correspondent banks, investment security maturities and periodic principal paydowns and our revolving credit facility provide a sufficient source of funds to meet these commitments.

Accounting Policies

Critical Accounting Policies

Allowance for Loan Losses

The allowance for loan losses represents management’s estimate of probable loan losses inherent in the loan portfolio at a specific point in time. This estimate includes losses associated with specifically identified loans as well as estimated probable credit losses inherent in the remainder of the loan portfolio. Additions are made to the allowance through periodic provisions charged to income. Reductions to the allowance occur as loans are charged-off. Management evaluates the adequacy of the allowance at least quarterly, and in doing so relies on various factors including, but not limited to, assessment of potential loss, delinquency and nonaccrual trends, portfolio growth, underlying collateral coverage and current economic conditions. This evaluation is subjective and requires material estimates that may change over time.

The allowance for loan losses includes allowance allocations calculated in accordance with FASB ASC Topic 310 – Receivables and ASC Topic 450 – Contingencies. The level of the allowance reflects management’s continuing evaluation of specific credit risks, loan loss experience, current loan portfolio quality, present economic conditions and unidentified losses inherent in the current loan portfolio, as well as trends in the foregoing. This evaluation is inherently subjective, as it requires estimates that are susceptible to significant revision as more information becomes available.

Our allowance for loan losses consists of two components: (i) specific reserves established for probable losses on impaired loans and (ii) general reserve for nonhomogeneous loans not deemed impaired and homogeneous loan pools based on, but not limited to, historical loan loss experience, current economic conditions, levels of past due loans and levels of problem loans.

Loans are deemed to be impaired when, based on current information and events, it is probable that we will not be able to collect all amounts due (principal and interest payments), according to the contractual terms of the loan agreement. Loans to borrowers who are experiencing financial difficulties and whose loans were modified with concessions are classified as troubled debt restructurings and measured for impairment. Loans to borrowers that have filed Chapter 7 bankruptcy, but continue to perform as agreed are classified as troubled debt restructurings and measured for impairment.

Goodwill and Other Intangible Assets

Goodwill resulting from business combinations is generally determined as the excess of the fair value of the consideration transferred, plus the fair value of any non-controlling interests in the acquiree, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but tested for impairment at least annually or more frequently if events and circumstances exists that indicate that a goodwill impairment test should be performed. We have selected December 31 as the date to perform the annual impairment test. Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Goodwill is the only intangible asset with an indefinite life on the Bank’s balance sheet. At December 31, 2016, we had $55.9 million of goodwill on our consolidated balance sheet.

Other intangible assets consist of core deposit intangibles obtained through acquisitions. Core deposit intangibles (the portion of an acquisition purchase price which represents value assigned to the existing deposit base) have finite lives and are amortized by the declining balance method over their estimated useful lives, ranging from 7 to 10 years. Intangible assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable from future undiscounted cash flows. If impaired, the assets are written down to fair value.

Goodwill and other intangible assets are described in Note 11 of the notes to the consolidated financial statements.

Purchased Credit Impaired (“PCI”) Loans

We purchase individual loans and groups of loans, some of which have shown evidence of deterioration of credit quality since origination. Each loan is reviewed at acquisition to determine if it is probable that we will be unable to collect all amounts contractually required under the loan agreement. These loans are initially recorded at fair value with no valuation allowance. After acquisition, losses on these loans are recognized by an increase in the allowance for loan losses.

These acquired loans are accounted for individually or aggregated into pools of loans based on common risk characteristics such as, credit score, loan type, and date of origination. We estimate the amount and timing of expected cash flows for each acquired loan or pool. The expected cash flow in excess of amount paid is recorded as interest income over the remaining life of the loan or pool (accretable yield). The excess of the loan’s or pool’s contractual principal and interest over expected cash flows is not recorded (nonaccretable difference).

We continue to estimate the expected cash flows over the life of the loan or pool. If the present value of expected cash flows is less than the carrying amount of the loan, a loss is recorded through the allowance for loan losses. If the present value of expected cash flows is greater than the carrying amount of the loan, the level of the accretable yield is adjusted on a prospective basis over the remaining life of the loan.

Income Taxes

Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities. Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is defined as the sensitivity of income, fair values and capital to changes in interest rates, foreign currency exchange rates, commodity prices and other relevant market prices and rates. The primary risk to which we are exposed is interest rate movement inherent in our lending, investment management, deposit taking and borrowing activities. Substantially all of our interest rate risk arises from these activities.

Interest Rate Risk Management

Our net income is largely dependent upon net interest income. Net interest income is susceptible to interest rate risk to the degree that interest-bearing liabilities mature or reprice on a different basis than interest-earning assets. When interest-bearing liabilities mature or reprice more quickly than interest earning assets in a given period, a significant increase in market rates of interest could adversely affect net interest income. Similarly, when interest-earning assets mature or reprice more quickly than interest-bearing liabilities, falling interest rates could result in a decrease in net interest income. Net interest income is also affected by changes in the portion of interest-earning assets that are funded by interest-bearing liabilities rather than by other sources of funds, such as noninterest-bearing deposits and shareowners’ equity.

We have established a comprehensive interest rate risk management policy, which is administered by management’s ALCO. The policy establishes limits of risk, which are quantitative measures of the percentage change in net interest income (a measure of net interest income at risk) and the fair value of equity capital (a measure of economic value of equity (“EVE”) at risk) resulting from a hypothetical change in interest rates for maturities from one day to 30 years. We measure the potential adverse impacts that changing interest rates may have on our short-term earnings, long-term value, and liquidity by employing simulation analysis through the use of computer modeling. The simulation model captures optionality factors such as call features and interest rate caps and floors imbedded in investment and loan portfolio contracts. As with any method of gauging interest rate risk, there are certain shortcomings inherent in the interest rate modeling methodology used by us. When interest rates change, actual movements in different categories of interest-earning assets and interest-bearing liabilities, loan prepayments, and withdrawals of time and other deposits, may deviate significantly from assumptions used in the model. Finally, the methodology does not measure or reflect the impact that higher rates may have on adjustable-rate loan clients’ ability to service their debts, or the impact of rate changes on demand for loan and deposit products.

We prepare a current base case and four alternative interest rate simulations (Up 100, Up 200, Up 300 and Up 400) basis points (“bp”), at least once per quarter, and report the analysis to ALCO and the Board of Directors. In addition, more frequent forecasts may be produced when interest rates are particularly uncertain or when other business conditions so dictate.

Our interest rate risk management goal is to avoid unacceptable variations in net interest income and capital levels due to fluctuations in market rates. Management attempts to achieve this goal by balancing, within policy limits, the volume of floating-rate liabilities with a similar volume of floating-rate assets, by keeping the average maturity of fixed-rate asset and liability contracts reasonably matched, by managing the mix of our core deposits, and by adjusting our rates to market conditions on a continuing basis.

The balance sheet is subject to testing for interest rate shock possibilities to indicate the inherent interest rate risk. Average interest rates are shocked by plus or minus 100, 200, 300 and 400 bp, although we may elect not to use particular scenarios that we determined are impractical in a current rate environment. It is management’s goal to structure the balance sheet so that net interest earnings at risk over a 12-month period and the economic value of equity at risk do not exceed policy guidelines at the various interest rate shock levels.

We augment our interest rate shock analysis with alternative external interest rate scenarios on a quarterly basis. These alternative interest rate scenarios may include non-parallel rate ramps.

Measures of net interest income at risk produced by simulation analysis are indicators of an institution’s short-term performance in alternative rate environments. These measures are typically based upon a relatively brief period, usually one year. They do not necessarily indicate the long-term prospects or economic value of the institution.

The following table indicates the sensitivity of projected annualized net interest income to the interest rate movements described above at December 31, 2016:

(in thousands of dollars)	Adjusted Net Interest Income	Change from Base
Shock Scenario:
Down 300 basis points	$98,622	1.17%
Down 200 basis points	90,204	0.42%
Down 100 basis points	97,546	-1.26%
Base	98,787	0.00%
Up 100 basis points	103,681	4.95%
Up 200 basis points	108,471	9.80%
Up 300 basis points	112,953	14.34%

We also use a simulation model to measure the impact that hypothetical market interest rate changes will have on the net present value of assets and liabilities, which is defined as economic value of equity. At December 31, 2015, we used a simulation model to analyze the market value of equity sensitivity to a parallel and sustained shift in interest rates, in which the base market interest rate forecast was immediately decreased by 100 basis points or immediately increased by 100, 200, 300, and 400 basis points. Given the historically low interest rate environment, we did not analyze the market value of equity sensitivity to a downward market interest rate forecast of 200 or 300 basis points.

The following table indicates the sensitivity of economic values of equity at December 31, 2016 to the interest rate movements described above (base case market value of equity is $431,988):

(in thousands of dollars)	Sensitivity	Change from Base
Ramp Scenario:
Down 100 basis points	$(12,310)	(2.85)%
Up 100 basis points	13,054	3.02%
Up 200 basis points	20,899	4.84%
Up 300 basis points	24,881	5.76%
Up 400 basis points	26,662	6.17%

The economic value of equity sensitivity assumes an immediate parallel shift in interest rates and yield curves. The computation of prospective effects of hypothetical interest rate changes is based on numerous assumptions, including relative levels of interest rates, asset prepayments, deposit decay and changes in repricing levels of deposits to general market rates, and should not be relied upon as indicative of actual results. Further, the computations do not take into account any actions that we may undertake in response to future changes in interest rates.

The following gap analysis compares the difference between the amount of interest-earning assets (“IEA”) and interest-bearing liabilities (“IBL”) subject to repricing over a period of time. A ratio of more than one indicates a higher level of repricing assets over repricing liabilities for the time period. Conversely, a ratio of less than one indicates a higher level of repricing liabilities over repricing assets for the time period. It is our policy to maintain a cumulative one-year ratio of IEA/IBL of 0.65 to 1.05. However, we recognize the fact that we are below where we want to be and this is due to the acquisition of three banks in the past few years and an interest rate environment that has been below “normal” for sometime now.

GAP ANALYSIS

(in thousands of dollars)	Within 3 Months	4 To 6 Months	7 To 12 Months	Total 1 Year
Interest-Earning Assets (IEA)
Loans	$546,049	$57,267	$99,832	$703,148
Investment Securities	—	—	—	—
Federal Funds Sold	30,000	—	—	30,000
Other	230,171	238	—	230,409

Total	$806,220	$57,505	$99,832	$963,557

Interest-Bearing Liabilities (IBL)
Savings, Now, Money Market	$1,767,078	$—	$—	$1,767,078
Certificates Of Deposit	55,387	32,785	54,936	143,108
Federal Home Loan Bank Advances	—	—	5,000	5,000
Subordinated Debt	8,175	—	—	8,175
Customer Repurchase Agreements	46,448	—	—	46,448

Total	$1,877,088	$32,785	$59,936	$1,969,809

Gap	$(1,070,868)	$24,720	$39,896	$(1,006,252)

Cumulative Gap	$(1,070,868)	$(1,046,148)	$(1,006,252)

Cumulative Gap / Total Assets	-36.9%	-36.1%	-34.7%
IEA / IBL (Cumulative)	0.43	0.45	0.49

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

QUARTERLY FINANCIAL DATA (Unaudited)

	2016				2015
(Dollars in Thousands, Except Per Share Data)	Fourth	Third	Second	First	Fourth	Third	Second	First
Summary of Operations:
Interest Income	$29,917	$24,689	$24,076	$23,038	$23,706	$24,501	$23,624	$22,056
Interest Expense	3,273	2,673	2,488	2,401	2,264	2,126	1,929	2,120
Net Interest Income	26,644	22,016	21,588	20,637	21,442	22,375	21,695	19,936
Provision for Loan Losses	—	—	—	193	300	843	550	—
Net Interest Income After Provision for Loan Losses	26,444	22,016	21,588	20,444	21,142	21,532	21,145	19,936
Noninterest Income	2,486	2,075	1,745	2,284	2,512	1,689	1,634	1,469
Noninterest Expense	16,927	13,759	12,800	12,536	12,340	12,429	13,304	13,465
Income Before Income Taxes	12,203	10,332	10,533	10,192	11,314	10,792	9,475	7,940
Income Tax Expense	3,207	3,776	3,846	3,496	4,050	3,955	3,437	2,920
Net Income	8,996	6,556	6,687	6,696	7,264	6,837	6.038	5,020
Per Common Share:
Basic Net Income	$0.63	$0.50	$0.52	$0.52	$0.57	$0.54	$0.48	$0.40
Diluted Net Income	0.62	0.49	0.51	0.51	0.56	0.53	0.46	0.39
Cash Dividends Declared	0.08	0.08	0.08	0.08	0.04	0.04	0.04	0.04
Diluted Book Value	24.44	23.90	22.58	22.09	21.64	21.07	20.61	21.14
Selected Average Balances:
Loans, Net	$2,279,629	$2,020,950	$1,891,500	$1,851.841	$1,825,012	$1,783,920	$1,723,879	$1,660,678
Earning Assets	2,687,990	2,315,341	2,230,984	2,165,843	2,128,845	2,082,247	2,045,257	1,968,752
Total Assets	2,948,858	2,508,264	2,430,820	2,393,187	2,375,948	2,294,617	2,275,701	2,179,334
Deposits	2,499,516	2,119,465	2,060,687	2,032,157	2,015,859	1,945,906	1,922,913	1,836,843
Shareholders’ Equity	351,720	309,351	294,362	287,235	279,466	272,508	275,906	266,608
Common Equivalent Average Shares:
Basic	14,218,794	13,102,513	12,825,612	12,775,344	12,704,558	12,650,042	12,636,874	12,418,145
Diluted	14,542,388	13,403,307	13,114,761	13,088,602	13,037,123	13,006,584	12,965.834	12,739,182
Performance Ratios:
Return on Average Assets	1.21%	1.04%	1.11%	1.13%	1.21%	1.18%	1.06%	0.93%
Return on Average Equity	10.11	8.43	9.14	9.38	10.31	9.95	8.78	7.59
Net Interest Margin (FTE)	4.01	3.86	3.97	3.92	4.06	4.32	4.31	4.15
Noninterest Income as % of Operating Revenue	8.30	7.75	6.76	9.02	9.58	6.45	6.47	6.24
Efficiency Ratio	58.11	57.11	54.86	54.69	51.52	51.65	57.03	62.90
Asset Quality:
Allowance for Loan Losses	$18,888	$18,749	$18,595	$18,494	$18,149	$18,023	$17,414	$16,768
Allowance for Loan Losses to Loans	0.83%	0.82%	0.95%	0.98%	0.98%	0.98%	0.98%	0.97%
Nonperforming Assets (“NPA’s”)	11,348	13,841	4,713	5,483	8,024	8,996	7,051	5,134
NPA’s to Total Assets	0.39	0.47	0.20	0.22	0.34	0.39	0.31	0.23
NPA’s to Loans plus ORE	0.50	0.60	0.24	0.29	0.43	0.49	0.39	0.30
Allowance to Non-Performing Loans	220.76	207.77	453.54	375.74	273.58	283.07	374.58	374.29
Net Charge-Offs (Recoveries) to Average Loans	(0.03)	(0.01)	(0.01)	(0.01)	0.01	0.01	(0.01)	(0.01)
Capital Ratios:
Tier 1 Capital	11.1%	10.8%	11.1%	11.3%	11.0%	10.7%	10.7%	11.5%
Total Capital	12.1	11.8	12.0	12.2	11.9	11.5	11.5	12.3
Common Equity Tier 1 Capital	11.1	10.8	11.1	11.3	11.0	10.7	10.7	10.8
Leverage	10.0	10.1	10.4	10.2	10.0	10.0	9.7	10.6

(1)	Average balances include nonaccrual loans, and are net of unearned loan fees, discounts on acquired loans and the allowance for loan losses.

The following documents are filed as part of this report:

Report of Independent Registered Public Accounting Firm

Consolidated Statements of Financial Condition as of December 31, 2016 and 2015

Consolidated Statements of Operations for the years ended December 31, 2016, 2015 and 2014

Consolidated Statements of Comprehensive Income for the years ended December 31, 2016, 2015 and 2014

Consolidated Statements of Stockholders’ Equity for the years ended December 31, 2016, 2015 and 2014

Consolidated Statements of Cash Flows for the years ended December 31, 2016, 2015 and 2014

Notes to Consolidated Financial Statements

Crowe Horwath LLP Independent Member Crowe Horwath International

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Stonegate Bank

Fort Lauderdale, Florida

We have audited the accompanying consolidated statements of financial condition of Stonegate Bank and Subsidiaries (the “Bank”) as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2016. These consolidated financial statements are the responsibility of the Bank’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Stonegate Bank and Subsidiaries as of December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2016, in conformity with U.S. generally accepted accounting principles.

/s/ Crowe Horwath
Crowe Horwath LLP

Fort Lauderdale, Florida

March 15, 2017

STONEGATE BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

December 31, 2016 and 2015

(Dollar amounts in thousands except share data)

	2016	2015
ASSETS
Cash and due from banks	$305,803	$257,934
Federal funds sold	30,000	30,000
Securities held to maturity (Fair value of $116,719 and $107,659 as of December 31, 2016 and 2015)	116,529	106,619
Federal Home Loan Bank Stock	3,587	2,895
Loans, net	2,256,048	1,839,421
Other real estate owned	2,792	1,390
Bank-owned life insurance	44,011	29,776
Premises and equipment, net	38,510	25,769
Accrued interest receivable	5,833	4,387
Goodwill	55,888	44,272
Other intangible assets, net	8,750	8,712
Deferred income taxes	28,165	18,911
Other assets	5,686	10,352

Total assets	$2,901,602	$2,380,438

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Noninterest-bearing demand deposits	$506,795	$392,230
Interest-bearing deposits
Money market	1,309,049	1,048,454
NOW	332,843	311,809
Savings	125,186	102,793
Time certificates of deposit	173,953	169,081

Total deposits	2,447,826	2,024,367
Securities sold under agreements to repurchase	46,448	38,638
Federal Home Loan Bank advances	25,000	20,000
Other Borrowings	8,175	—
Other liabilities	19,040	14,869

Total liabilities	2,546,489	2,097,874
Commitments and contingencies
Stockholders’ equity
Preferred stock, no par value; 4,000,000 shares authorized; no shares outstanding as of December 31, 2016 and December 31, 2015 as Senior non-cumulative perpetual preferred stock, Series A $1,000 liquidation value	—	—
Common stock, $5 par value; 20,000,000 shares authorized at December 31, 2016 and 2015; 14,267,451 shares issued and 14,264,793 outstanding at December 31, 2016; 12,752,402 shares issued and 12,749,744 outstanding at December 31, 2015	71,337	63,762
Additional paid-in capital	186,949	146,994
Retained earnings	97,814	73,205
Treasury stock, at cost; 2,658 shares at December 31, 2016 and 2015	(13)	(13)
Accumulated other comprehensive loss	(974)	(1,384)

Total stockholders’ equity	355,113	282,564

Total liabilities and stockholders’ equity	$2,901,602	$2,380,438

See accompanying notes to consolidated financial statements.

STONEGATE BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

Years ended December 31, 2016, 2015 and 2014

(Dollar amounts in thousands except per share data)

	Year Ended December 31,
	2016	2015	2014
Interest income
Loans	$98,635	$91,438	$60,410
Investment securities	1,772	1,733	1,309
Federal funds sold and other	1,313	716	750

Total interest income	101,720	93,887	62,469
Interest expense
Deposits	9,776	7,516	6,455
Borrowings	1,059	923	806

Total interest expense	10,835	8,439	7,261

Net interest income	90,885	85,448	55,208
Provision (credit) for loan losses	193	1,693	(1,050)

Net interest income after provision (credit) for loan losses	90,692	83,755	56,258
Noninterest income
Service charges and fees on deposit accounts	2,901	2,836	1,377
Realized gains/(losses) on available for sale securities	—	8	—
Other noninterest income	5,689	4,460	3,343

Total noninterest income	8,590	7,304	4,720
Noninterest expense
Salaries and employee benefits	30,299	27,306	22,115
Occupancy and equipment expenses	8,903	8,917	7,108
Professional fees	3,709	2,941	2,777
Data processing	3,177	2,819	2,574
Core deposit intangible amortization	1,719	1,802	1,264
Other noninterest expense	8,215	7,753	5,525

Total noninterest expense	56,022	51,538	41,363

Income before income taxes	43,260	39,521	19,615
Provision for income taxes	14,325	14,362	6,833

Net income	28,935	25,159	12,782
Preferred stock dividend	—	58	128

Net income available to common shareholders	$28,935	$25,101	$12,654

Earnings per common share:
Basic	$2.19	$1.99	$1,26
Diluted	2.14	1.94	1.22

See accompanying notes to consolidated financial statements.

STONEGATE BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

Years ended December 31, 2016, 2015 and 2014

(Dollar amounts in thousands except per share data)

	2016	2015	2014
Net income	$28,935	$25,159	$12,782
Unrealized gains on securities:
Amortization of unrealized losses on transfer of available for sale securities to held to maturity	672	570	637
Income tax effect	(262)	(225)	(207)

Total other comprehensive income (loss)	410	345	430

Comprehensive income	$29,346	$25,504	$13,212

See accompanying notes to consolidated financial statements.

STONEGATE BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Years ended December 31, 2016, 2015 and 2014

(Dollars in thousands except share data)

	Preferred	Common Stock		Additional Paid-In	Retained	Accumulated Other Comprehensive Income	Treasury
	Stock	Shares	Amount	Capital	Earnings	(Loss)	Stock	Total
Balance, January 1, 2014	$—	8,239,334	$41,210	$52,810	$39,614	$(2,159)	$(13)	$131,462
Issuance of shares	12,750	1,828,971	9,145	32,556	—	—	—	54,451
Stock option exercise, including tax benefits		186,200	931	1,915				2,846
Net income	—	—	—	—	12,782	—	—	12,782
Amortization of unrealized losses on transfer of available for sale securities to held to maturity, net of tax	—	—	—	—	—	430	—	430
Cash dividends paid ($0.16 per share)	—	—	—	—	(1,627)	—	—	(1,627)
Preferred stock dividends					(128)			(128)
Stock based compensation	—	—	—	899	—	—	—	899

Balance, December 31, 2014	$12,750	10,254,505	51,286	88,180	50,641	(1,729)	(13)	201,115
Issuance of shares	—	2,306,989	11,535	55,252	—	—	—	66,787
Redemption of preferred stock	(12,750)	—	—	—	—	—	—	(12,750)
Stock option exercise, including tax benefits		188,250	941	2,510				3,451
Net income	—	—	—	—	25,159	—	—	25,159
Amortization of unrealized losses on transfer of available for sale securities to held to maturity, net of tax	—	—	—	—	—	345	—	345
Cash dividends paid ($0.20 per share)	—	—	—	—	(2,537)	—	—	(2,537)
Preferred stock dividends	—	—	—	—	(58)	—	—	(58)
Stock based compensation	—	—	—	1,052	—	—	—	1,052

Balance, December 31, 2015	$—	12,749,744	63,762	146,994	73,205	(1,384)	(13)	282,564

See accompanying notes to consolidated financial statements.

STONEGATE BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

Years ended December 31, 2016, 2015 and 2014

(Dollars in thousands except share data)

	Preferred	Common Stock		Additional Paid-In	Retained	Accumulated Other Comprehensive Income	Treasury
	Stock	Shares	Amount	Capital	Earnings	(Loss)	Stock	Total
Balance, December 31, 2015	$—	12,749,744	63,762	146,994	73,205	(1,384)	(13)	282,564
Issuance of shares	—	1,291,249	6,456	36,271	—	—	—	42,727
Stock option exercise		223,800	1,119	2,502				3,621
Net income	—	—	—	—	28,935	—	—	28,935
Amortization of unrealized losses on transfer of available for sale securities to held to maturity, net of tax	—	—	—	—	—	410	—	410
Cash dividends paid ($0.32 per share)	—	—	—	—	(4,326)	—	—	(4,326)
Stock based compensation	—	—	—	1,182	—	—	—	1,182

Balance, December 31, 2016	$—	14,264,793	$71,337	$186,949	$97,814	$(974)	$(13)	$355,113

See accompanying notes to consolidated financial statements.

STONEGATE BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2016, 2015 and 2014

(Dollar amounts in thousands except per share data)

	2016	2015	2014
Cash flows from operating activities
Net income	$28,935	$25,159	$12,782
Adjustments to reconcile net income to net cash provided by operating activities:
Provision (credit) for loan losses	193	1,693	(1,050)
Amortization of premiums and accretion of discounts on securities, net	657	607	317
Amortization of premiums and accretion of discounts on loans, net	(7,205)	(11,013)	(4,437)
Depreciation and amortization expense	2,543	2,574	2,307
Accretion of net deferred loan fees	(1,556)	(960)	(629)
Amortization of discount on subordinated debentures	54	—	—
Amortization of intangibles	1,718	1,802	1,264
Stock-based compensation	1,182	1,052	899
Realized gain on sales of available for sale securities	—	(8)	—
Realized gain on other real estate owned	(303)	(90)	(258)
Realized (gain)/loss on premises and equipment	52	62	—
Write-down on other real estate owned	20	127	—
Increase in cash surrender value	(864)	(798)	(493)
Proceeds from bank-owned life insurance death benefits	(259)	—	—
Deferred income tax (benefit)	3,032	4,126	2,646
Tax benefits from share-based payment arrangements	—	(800)	(906)
Change in accrued interest receivable	(615)	(339)	(34)
Change in income taxes receivable	2,324	967	202
Change in other assets	3,935	160	(2,069)
Change in other liabilities	(4,879)	(940)	2,132

Net cash provided by operating activities	28,964	23,381	12,673

Cash flows from investing activities
Acquisitions, net of cash acquired	37,632	22,970	154,088
Purchase of securities held to maturity	(29,033)	(17,247)	(32,097)
Proceeds from maturities, calls and principal repayments of securities	28,969	16,300	32,472
Proceeds from sales of securities available for sale	—	1,019	42,845
Net increase in federal funds sold	—	(5,433)	(10,000)
Purchase bank-owned life insurance	(1,436)	—	(5,000)
Proceeds from bank-owned life insurance death benefits	479	—	—
Purchases of property and equipment, net	(1,769)	(1,145)	(917)
Proceeds from sale of premises and equipment	—	1,089	—
Proceeds from sale of other real estate owned	3,723	2,126	3,278
Proceeds from redemption of Federal Home Loan Bank stock	—	—	270
Purchase of Federal Home Loan Bank stock	(154)	(40)	—
Originations and principal collections on loans, net	(154,357)	(145,381)	(147,723)

Net cash provided by (used in) investing activities	(115,946)	(125,742)	37,216

Cash from financing activities
Change in deposits	127,746	141,631	(23,364)
Change in securities sold under agreement to repurchase	7,810	(848)	13,564
Proceeds from exercise of stock options, including tax benefits	3,621	3,451	2,846
Redeem preferred stock	—	(12,750)	—
Cash dividends paid on preferred stock	—	(58)	(128)
Cash dividends paid on common stock	(4,326)	(2,537)	(1,627)

Net cash provided by (used in) financing activities	134,851	128,889	(8,709)

Net change in cash and cash equivalents	47,869	26,528	41,180
Cash and cash equivalents at beginning of year	257,934	231,406	190,226

Cash and cash equivalents at end of year	$305,803	$257,934	$231,406

See accompanying notes to consolidated financial statements.

STONEGATE BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31, 2015, 2014 and 2013

(Dollar amounts in thousands except per share data)

	2016	2015	2014
Supplemental Disclosures of Cash Flow Information and noncash transactions
Interest paid	$10,932	$8,503	$7,383
Income taxes paid	9,230	9,354	3,999
Loans transferred to other real estate owned	$1,054	$2,944	$764
Land for future branch expansion transferred to other real estate owned	—	280	—

See accompanying notes to consolidated financial statements.

STONEGATE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016 and 2015

(Dollar amounts in thousands except per share data)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business: Stonegate Bank (the “Bank”) was chartered and commenced operations on March 7, 2005, as a state chartered commercial bank in the State of Florida. The Bank provides a full range of banking services to individual and corporate customers from its branch locations in Tampa, Southeast and Southwest Florida. The Bank has three wholly-owned subsidiaries. The first, SGBK Properties was incorporated in February 2008 for the purpose of holding foreclosed assets. The second, SGBK Holdings, Inc. was incorporated in August 2009 for the purpose of recording compensation for transitional employees who were hired due to the five business combination transactions that the Bank entered into during 2009 and 2011. The third, Stonegate Financial, Inc. was incorporated in March 2005 and offers investment services to the Bank’s customers. The Bank is subject to competition from other financial institutions and nonfinancial institutions providing financial products and services in its market area.

Basis of Presentation: The consolidated financial statements include the accounts of Stonegate Bank and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation. The consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles and conform to standard practices within the banking industry.

Use of Estimates: In preparing the consolidated financial statements, management is required to make estimates and assumptions which significantly affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Securities: The Bank invests in debt securities. Management determines the appropriate classification of securities at the time they are acquired and evaluates the appropriateness of the classification at each balance sheet date. The Bank does not engage in securities trading activities and no securities are classified as trading securities. Debt securities that the Bank has both the positive intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or changes in general economic conditions are classified as held to maturity. These securities are carried at amortized cost. Securities available for sale consist of debt securities not classified as held to maturity and are carried at fair value. Unrealized holding gains and losses on available-for-sale securities are reported as a separate component of stockholders’ equity, net of tax.

Interest income includes amortization of purchase premium or discount. Premiums and discounts on securities are amortized on the level-yield method without anticipating prepayments, except for mortgage backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Investments are considered impaired when the fair value is less than amortized cost. In assessing whether the impairment of a security is considered to be other than temporary (OTTI), the Bank evaluates, among other factors, the magnitude and duration of the decline in fair value and the financial condition of and business outlook for the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: 1) OTTI related to credit loss, which must be recognized in the income statement and 2) other-than-temporary impairment (OTTI) related to other factors, which is recognized in other comprehensive income. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis.

(Continued)

STONEGATE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016 and 2015

(Dollar amounts in thousands except per share data)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Federal Home Loan Bank Stock: Federal Home Loan Bank of Atlanta stock is carried at cost, since there is no readily determinable market value, and classified as a restricted security. In evaluating these securities for impairment, management considers the ultimate recoverability of par value in light of the financial condition of the issuer.

Loans: Loans are stated at the amount of unpaid principal, reduced by deferred loan origination fees, net of direct loan origination costs, purchase premiums and discounts and an allowance for loan losses.

For all loan classes, interest on loans is recognized over the terms of the loans and is calculated using the simple-interest method on principal amounts outstanding. The accrual of interest on loans is generally discontinued when a loan is greater than 90 days past due or when, in the opinion of management, full repayment of principal and interest is in doubt. Past due status is based on contractual terms of the loans. Interest on these loans is recognized only when actually paid by the borrower and only if collection of the principal is likely to occur. Interest accrued but uncollected for loans placed on nonaccrual status is reversed against interest income. Interest on these loans is accounted for on the cash or cost-recovery basis until the loans qualify for return to accrual status. Accrual of interest is generally resumed when the customer is current on all principal and interest payments and collectability of the loan is no longer in doubt.

Loan origination and commitment fees and certain direct loan origination costs are deferred and the net amount is amortized, using the interest method, as an adjustment of the related loan’s yield, without anticipating prepayments. Commitment fees that are based upon a percentage of a customer’s unused line of credit and fees related to standby letters of credit are recognized over the commitment period, using the straight-line method.

Allowance for Loan Losses: The allowance for loan losses is maintained at a level considered adequate to absorb losses relating to specifically identified loans as well as probable incurred credit losses inherent in the balance of the loan portfolio. The allowance is established by a provision charged to operations. For all loan classes, loans are charged against the allowance when management believes that collectability of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance. The Bank makes continuous credit reviews of individual loans in the portfolio considering current economic conditions, developments in the Florida real estate market, historical loan loss experience, industry loan loss experience, specific problem loans, growth and composition of the loan portfolio, adverse situations that may affect borrowers’ ability to repay, the estimated value of underlying collateral, financial strength of guarantors, and other factors in determining the adequacy of the allowance. While management uses the best information available to make its evaluation, the evaluation is inherently subjective and future adjustments to the allowance may be necessary.

The allowance consists of specific and general reserves. Specific reserves are established for classified loans that management has determined to be impaired. The general component is determined by portfolio segment and is based on historical loss experience over the most recent three years, peer data, and other qualitative factors. The Bank has divided the loan portfolio into five portfolio segments, each with different risk characteristics and methodologies for assessing risk. The portfolio segments identified by the Bank are commercial real estate, construction and land development, commercial, residential real estate and consumer loans. Commercial real estate loans consist of loans to finance real estate purchases, refinancing, expansions and improvements to commercial properties. These loans are secured by first liens on office buildings, apartments, retail and mixed-use properties, churches,

(Continued)

STONEGATE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016 and 2015

(Dollar amounts in thousands except per share data)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

warehouses, restaurants and hotels within the market area. The Bank’s underwriting analysis includes credit verification, independent appraisals, a review of the borrower’s financial condition and a detailed analysis of the borrower’s underlying cash flows. The repayment of these loans largely depends on the results of operations and management of these properties. Adverse economic conditions can affect the repayment ability of these loans. Construction and land development loans consist of construction and land loans. Construction loans are for the construction of mixed-use properties, owner-occupied office buildings and residential homes and are secured by the property under construction. The risk of loss on construction loans is dependent largely upon the accuracy of the initial estimate of the property’s value upon completion of the project and the estimated cost, including interest, of the project. Land loans are secured by first liens on agricultural, commercial and residential land. Construction and land development loans often involve greater risk. Commercial loans are loans and lines of credit to small- and medium-sized companies in the Bank’s market area. Commercial loans are generally used for working capital purposes or for acquiring equipment, inventory or furniture. Primarily all of the Bank’s commercial loans are secured loans. The Banks underwriting analysis consists of credit verification, a review of the financial statements of the borrower, the lending history of the borrower, the debt service capabilities of the borrower, the projected cash flows of the business, the value of the collateral and guarantees by the principals of the borrower. These loans are generally secured by accounts receivable, inventory and equipment. Residential real estate loans consist of adjustable-rate loans for the purpose of purchase or refinancing of a mortgage and include home equity lines of credit. These loans are largely collateralized by primary and secondary homes. Consumer loans are loans and lines of credit to individuals for the purchase of vehicles, boats and other household items. Consumer loans are generally secured by the household item purchased but can be unsecured. The Bank seeks to minimize the risk inherent in all loans through our underwriting standards.

This actual loss experience is supplemented with other economic factors based on the risks present for each portfolio segment. These economic factors include consideration of the following: levels of and trends in delinquencies and impaired loans; levels of and trends in charge-offs and recoveries; trends in volume and terms of loans; effects of any changes in risk selection and underwriting standards; other changes in lending policies, procedures, and practices; experience, ability, and depth of lending management and other relevant staff; national and local economic trends and conditions; industry conditions; and effects of changes in credit concentrations.

Enhancements to the allowance for loan losses methodology are reviewed and assessed at each reporting period by the Bank. The Bank, for all periods presented, uses a five year actual loss experience with all years receiving equal weighting as this is representative of the estimate of losses for the Bank. Additionally, according to the National Bureau of Economic Research, the five year actual loss experience is generally considered to be “short-term” as the average business cycle length during the last 11 business cycles has been close to six years.

For all loan classes, loans are considered impaired when, based on current information and events, it is probable the Bank will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Impairment is measured on a loan-by-loan basis by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. Large groups of smaller balance homogenous loans such as consumer and residential mortgage loans are collectively evaluated for impairment.

(Continued)

STONEGATE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016 and 2015

(Dollar amounts in thousands except per share data)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings and classified as impaired. Troubled debt restructurings are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan’s effective rate at inception. If a troubled debt restructuring is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For troubled debt restructurings that subsequently default, the Bank determines the amount of reserve in accordance with the accounting policy for the allowance for loan losses.

Purchased Credit Impaired Loans: The Bank purchases individual loans and groups of loans, some of which have shown evidence of deterioration of credit quality since origination and for which it is probable, at acquisition, that the Bank will be unable to collect all contractually required payments receivable, are initially recorded at fair value with no valuation allowance. After acquisition, losses are recognized by an increase in the allowance for loan losses.

Such acquired loans are accounted for individually or aggregated into pools of loans based on common risk characteristics such as, credit score, loan type, and date of origination. The Bank estimates the amount and timing of expected cash flows for each acquired loan or pool, and the expected cash flows in excess of amount paid is recorded as interest income over the remaining life of the loan or pool (accretable yield). The excess of the loan’s or pool’s contractual principal and interest over expected cash flows is not recorded (nonaccretable difference).

Over the life of the loan or pool, expected cash flows continue to be estimated. If the present value of expected cash flows is less than the carrying amount, a loss is recorded. If the present value of expected cash flows is greater than the carrying amount, it is recognized as part of future interest income.

Other Real Estate Owned: Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less cost to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in other noninterest expense.

Goodwill and Other Intangible Assets: Goodwill resulting from business combinations is generally determined as the excess of the fair value of the consideration transferred, plus the fair value of any noncontrolling interests in the acquiree, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but tested for impairment at least annually or more frequently if events and circumstances exists that indicate that a goodwill impairment test should be performed. The Bank has selected December 31 as the date to perform the annual impairment test.

Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Goodwill is the only intangible asset with an indefinite life on the Bank’s balance sheet.

Other intangible assets consist of core deposit intangibles obtained through acquisitions. Core deposit intangibles (the portion of an acquisition purchase price which represents value assigned to the existing deposit base) have finite lives and are amortized by the declining balance method over their estimated useful lives, ranging from 7 to 10 years. Intangible assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable from future undiscounted cash flows. If impaired, the assets are written down to fair value.

(Continued)

STONEGATE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016 and 2015

(Dollar amounts in thousands except per share data)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Transfers of Financial Assets: Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when: (1) the assets have been isolated from the Bank, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and no condition both constrains the transferee from taking advantage of its right to pledge or exchange and provides more than a trivial benefit to the transferor, and (3) the Bank does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity or the ability to unilaterally cause the holder to return specific assets.

Bank-Owned Life Insurance: Bank-owned life insurance is recorded at the amount that can be realized under the insurance contract at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Premises and Equipment: Premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the following estimated useful lives:

Building	25 years
Leasehold improvements	15 years
Furniture, fixtures and office equipment	3 – 5 years
Computer equipment and software	3 years

Leasehold improvements are depreciated over the shorter of their estimated useful lives or the lease terms.

Securities Sold Under Agreements to Repurchase: The Bank sells securities under agreements to repurchase the same or similar securities. Amounts received under these agreements represent short-term financing transactions.

Advertising Costs: Advertising costs are expensed as incurred.

Income Taxes: Deferred taxes are determined using the asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss or tax credit carryforwards; and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the bases of assets and liabilities for income tax and financial reporting purposes. Deferred tax assets are reduced by a valuation allowance when management determines that it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others may be subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. The benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, we believe it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions that meet the more likely than not recognition threshold are measured as the largest amount of tax benefit that is more than 50% likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above is reflected as a liability for unrecognized tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. Interest and penalties associated with unrecognized tax benefits are classified as income tax expense in the statement of operations.

(Continued)

STONEGATE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016 and 2015

(Dollar amounts in thousands except per share data)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Earnings Per Common Share: Basic earnings per common share is net income available to common shareholders divided by the weighted average number of common shares outstanding during the period. Diluted earnings per common share include the dilutive effect of additional potential common shares issuable under stock options.

Comprehensive Income: Comprehensive income consists of net income and other comprehensive income. Other comprehensive income includes unrealized gains and losses on securities available for sale which are also recognized as separate components of equity, net of tax.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss can be reasonably estimated. Management does not believe there now are such matters that will have a material effect on the financial statements.

Statement of Cash Flows: For purposes of reporting cash flows, cash and due from banks include cash on hand and amounts due from banks, including cash items in process of clearing and interest earning deposits in other banks. Cash flows from loans, deposits, federal funds sold and securities sold under agreements to repurchase and acquisitions are reported net.

Stock-Based Compensation: Compensation cost relating to share-based payment transactions is recognized in the financial statements using a fair value based measurement method based on the grant-date fair value of the award. Compensation cost is recognized over the period the employee is required to provide services for the award. The Bank estimates the fair value of stock options using a Black-Scholes option pricing model.

Derivative Financial Instruments: Derivative financial instruments consist of interest rate swaps and are recognized as assets and liabilities in the consolidated statements of financial condition at fair value. The Bank’s derivative instruments have not been designated as hedging instruments. These undesignated derivative instruments are recognized on the consolidated statement of financial condition at fair value, with changes in fair value recorded in other noninterest income.

Fair Value Measurements: Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. Fair value measurements are not adjusted for transaction costs.

Generally accepted accounting principles establish a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels are defined as follows:

Level 1—inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

(Continued)

STONEGATE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016 and 2015

(Dollar amounts in thousands except per share data)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Level 2—inputs to the valuation methodology include quoted prices in markets that are not active or quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3—inputs to the valuation methodology are unobservable, reflecting the entity’s own assumptions about assumptions market participants would use in pricing the asset or liability.

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Fair Value of Financial Instruments: Fair values of financial instruments are estimated using relevant market information and other assumptions, as more fully disclosed in a separate note. Fair value estimates involve uncertainties and matters of significant judgment regarding interest rates, credit risk, prepayments, and other factors, especially in the absence of broad markets for particular items. Changes in assumptions or in market conditions could significantly affect these estimates.

Operating Segments: While the chief decision-makers monitor the revenue streams of the various products and services, operations are managed and financial performance is evaluated on a Company-wide basis. Operating segments are aggregated into one as operating results for all segments are similar. Accordingly, all of the financial service operations are considered by management to be aggregated in one reportable operating segment.

Restrictions on Cash: Cash on hand or on deposit with the Federal Reserve Bank is required to meet regulatory reserve and clearing requirements.

Dividend Restriction: Banking regulations require maintaining certain capital levels and may limit the dividends paid by the Bank to its shareholders.

Reclassifications: Certain amounts for the prior period have been reclassified to conform to the current year presentation.

Newly Adopted Standards: On March 30, 2016, the FASB issued ASU 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. The amendments in this standard affect all entities that issue share-based payment awards to their employees and involve multiple aspects of the accounting for share-based payment transactions, including income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. For public business entities, this guidance is effective for annual periods beginning after December 15, 2016, and interim periods within those fiscal years but early adoption is permitted. We adopted this new guidance effective for the year ending December 31, 2016 and as such recorded a tax benefit of $1,252 in the Consolidated Statements of Income. This tax benefit added $0.09 to basic and diluted earnings per common share for the year ended December 31, 2016. There was no restatement to prior years. The excess tax benefit is shown in the Consolidated Statement of Cash Flows as an operating activity using a prospective transition method. An election was made to account for forfeitures using estimates for expected forfeiture rates. Adoption of this election and all other changes of the standard did have an impact on the Bank’s consolidated financial statements.

In June 2014, the FASB issued ASU 2014-11, “Transfers and Servicing (Topic 860), Effective Control for Forward Agreements to Repurchase Assets and Accounting for Repurchase Financings.” The objective was to improve existing accounting and disclosure guidance on repurchase agreements and similar

(Continued)

STONEGATE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016 and 2015

(Dollar amounts in thousands except per share data)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

transactions. The disclosures are meant to provide greater transparency for financial statement users to evaluate transactions accounted for as sales compared to similar transactions accounted for as secured borrowings. This is effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 14, 2014. The disclosures required by this standard have been incorporated into the footnotes (see Note 7). The adoption of this new guidance has not affected the way we account for our repurchase agreements and has not had a material effect on the consolidated financial statements.

In January, 2014, the FASB issued ASU 2014-04, “Receivables – Troubled Debt Restructurings by Creditors (Subtopic 310-40): Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans Upon Foreclosure.” This addresses the timing of the transfer of property to other real estate (“ORE”) of the collateral securing a consumer mortgage loan. The standard clarifies that an in-substance repossession or foreclosure occurs, and a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan, upon either (1) the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure or (2) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. In other words, an asset would be transferred to ORE only when the lender has obtained legal title or when a deed in lieu of foreclosure (or other legal agreement) has been completed. In addition, the standard requires interim and annual disclosure of both the amount of foreclosed residential real estate property held by the creditor and the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure according to local requirements of the applicable jurisdiction. These amendments are effective for public business entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2014. The adoption of this new guidance has not affected the way we account for our ORE property and has not had a material effect on the consolidated financial statements.

Newly Issued Not Yet Effective Standards: In May 2014, the FASB issued an update (ASU No. 2014-09, Revenue from Contracts with Customers) creating FASB Topic 606, Revenue from Contracts with Customers. The guidance in this update affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (for example, insurance contracts or lease contracts). The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance provides steps to follow to achieve the core principle. An entity should disclose sufficient information to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. Qualitative and quantitative information is required about contracts with customers, significant judgments and changes in judgments, and assets recognized from the costs to obtain or fulfill a contract. The amendments in this update become effective for annual periods and interim periods within those annual periods beginning after December 15, 2017. We are currently evaluating the impact of adopting the new guidance on the consolidated financial statements, but it is not expected to have a material impact.

In January 2016, FASB issued ASU 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities.” The guidance revises the accounting for the classification and measurement of investments in equity securities and revises the presentation of certain fair value changes for financial liabilities measured at fair value. For equity securities, the guidance in ASU 2016-01 requires equity investments to be measured at fair value with changes in fair value recognized in net income. For

(Continued)

STONEGATE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016 and 2015

(Dollar amounts in thousands except per share data)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

financial liabilities that are measured at fair value in accordance with the fair value option, the guidance requires presenting, in other comprehensive income, the change in fair value that relates to a change in instrument-specific credit risk. This guidance also eliminates the disclosure assumptions used to estimate fair value for financial instruments measured at amortized cost and requires disclosure of an exit price notion in determining the fair value of financial instruments measured at amortized cost. This guidance is effective for interim and annual periods beginning after December 15, 2017. We are currently evaluating the impact, if any, that adopting the guidance will have on our financial position, results of operations, and our financial statement disclosures.

On February 25, 2016, the FASB issued a new standard, ASU 2016-02, “Leases”. This new standard will require lessees to recognize leases on their balance sheet as a right-of-use asset and a lease liability for all leases with lease terms of more than twelve months. For income statement purposes, leases will be classified as either operating or finance. Classification will be based on criteria that are largely similar to those applied in current lease accounting, but without explicit bright lines. Lessor accounting is similar to the current model, but updated to align with certain changes to the lessee model and the new revenue recognition standard. Existing sale-leaseback guidance, including guidance for real estate, is replaced with a new model applicable to both lessees and lessors. This guidance is effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years. We are currently evaluating the impact of adopting the new guidance on the consolidated financial statements, results of operations, and our financial statement disclosures.

On June 16, 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), which introduces new guidance for the accounting for credit losses on instruments within its scope. The new guidance introduces an approach, based on expected losses to estimate the credit losses on certain types of financial instruments. It also modifies the impairment model for available-for-sale (“AFS”) debit securities and provides for a simplified accounting model for purchased financial assets with credit deterioration since their origination. The current expected credit losses (“CECL”) model will apply to financial assets subject to credit losses and certain off-balance sheet credit exposures. This includes loans, held-to-maturity debt securities, loan commitments, financial guarantees, and net investment in leases, as well as reinsurance and trade receivables. The CECL model requires an entity to estimate the credit losses expected over the life of an exposure (or pool of exposures), The estimate of expected credit losses (“ECL”) should consider historical information, current information, and reasonable and supportable forecasts, including estimates of prepayments. Financial instruments with similar risks characteristics should be grouped together when estimating ECL. The ASU does not prescribe a specific method to make the estimate, so its application will require significant judgement. The initial estimate of the ECL and subsequent changes in the estimate will be reported in current earnings through the allowance for loan and lease losses (“ALLL”).

The ASU amends the current AFS security other-than-temporary impairment (“OTTI”) model for debit securities. The new model will require an estimate of ECL only when the fair value is below the amortized cost of the asset. The length of time the fair value of the AFS debt security has been below the amortized cost will no longer impact the determination of whether a credit loss exists. The AFS debt security model will also require the use of an allowance to record the estimated credit losses (and subsequent recoveries).

The purchase credit financial assets with credit deterioration (“PCD”) model applies to purchased financial assets that have experienced more than an insignificant credit deterioration since origination. The initial estimate of ECL for a PCD would be recognized through an ALLL, with an offset to the cost basis of the related financial asset at acquisition. The ASU also expands the disclosure requirements regarding an entity’s assumptions, models, and methods for estimating the ALLL. The ASU’s requirement to estimate ECL, will likely result in an increase in credit reserves and changes to systems, processes and controls and may require a considerable amount of time to implement.

(Continued)

STONEGATE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016 and 2015

(Dollar amounts in thousands except per share data)

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

For public business entities that are not SEC filers this guidance will be effective in the fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. We are currently evaluating the impact of adopting the new guidance on the consolidated financial statements, results of operations, and our financial statement disclosures.

NOTE 2—ACQUISITIONS

On September 15, 2016, the Bank completed the acquisition of Regent Bancorp, Inc. (“RBI”), and its wholly owned subsidiary, Regent Bank. RBI was merged with and into the Bank and the Bank was the surviving Florida-charted commercial bank. The total value of the merger consideration was $42,734, which included $42,727 payable to RBI shareholders in stock, plus cash in lieu of fractional shares. All of the issued and outstanding shares of common stock of RBI were exchanged for a total of 1,291,249 shares of the Bank’s common stock. The fair market value of the Stonegate Common Stock issued in exchange for shares of common stock of RBI was approximately of $33.09 per share.

The Bank’s primary reasons for the transaction were to further solidify its market share in Broward County, Florida and expand its customer base to enhance deposit fee income and leverage operating costs through economies of scale. The acquisition increased the Bank’s total assets and total deposits by approximately 15% as compared with the balances at June 30, 2016. The ability of the Bank to successfully collect interest and principal on loans acquired will also impact cash flows and operating results. RBI operated five offices in Broward County, Florida.

The acquisition was accounted for under the acquisition method of accounting in accordance with ASC Topic 805, Business Combinations. The Bank has recorded goodwill on this acquisition of approximately $11,616, which is nondeductible for tax purposes as this acquisition is a nontaxable transaction. The goodwill is calculated based on the fair values of the assets acquired and liabilities assumed as of the acquisition date. Fair value estimates are based on the information available, and are subject to change for up to one year after the closing date of the acquisition as additional information relative to closing date fair values becomes available. The deferred tax assets for this transaction includes an estimate of the acquired net operating loss carryforwards and other acquired assets with built-in losses that are expected to be settled or otherwise recovered in future periods where the realization of such benefits would be subject to limitations under Section 382 of the Internal Revenue Code of 1986. As such, the deferred tax asset will be re-evaluated during the measurement period. Additionally, acquired loans will continue to be reviewed and evaluated as they are subject to the Bank’s annual review process.

(Continued)

STONEGATE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016 and 2015

(Dollar amounts in thousands except per share data)

NOTE 2—ACQUISITIONS (Continued)

The list below summarizes the preliminary estimates of the fair value of the assets purchased and liabilities assumed as of the September 15, 2016 purchase date which are based upon assumptions that will continue to be evaluated by management and may be subject to further adjustments.

Fair Value at September 15, 2016

Cash and cash equivalents	$37,632
Investment securities available for sale	9,831
Loans, held for investment	254,692
Premises and fixed assets	13,567
Core deposit intangible	1,756
Other assets	31,109

Total assets acquired	$348,587

Deposits	$295,712
Borrowings	13,121
Other liabilities	8,636

Total liabilities assumed	$317,469

Net assets acquired	$31,118

Consideration paid	42,734

Goodwill	$11,616

The following summarizes the pro forma net interest and other income, net income and earnings per share as if the merger with RBI was effective as of January 1, 2015, the beginning of the annual period prior to acquisition.

	Year Ended December 31, 2016	Year Ended December 31, 2015
Net interest and non-interest income	$100,272	$93,998
Net income available to common shareholders	$29,304	$25,638
Basic earnings per share	$2.09	$1.85
Diluted earnings per share	$2.05	$1.81

The pro forma above does not include $2,740 merger related expenses. Expenses of $1,303 for data processing contract terminations and data conversion costs are included in data processing expenses, expenses of $844 for legal and other professional fees paid are included in professional fees, severance and other salary costs of $395 are included in salaries and employee benefits with the remaining merger related expenses included in other expenses on the consolidated statements of income. These merger related expenses have been expensed in 2016.

(Continued)

STONEGATE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016 and 2015

(Dollar amounts in thousands except per share data)

NOTE 2—ACQUISITIONS (Continued)

The table below presents the estimated fair value of the acquired loans, as well as their unpaid principal balance (Book Balance) at the acquisition date. These estimates of fair value are based upon a discounted cash flow analysis. It is expected that all contractually required payments of principal and interest will be collected on loans which are not purchased credit impaired.

	Book Balance	Fair Value
Commercial real estate	$125,284	$126,160
Construction and land development	32,527	31,523
Residential real estate	42,930	43,394
Commercial	23,849	22,826
Consumer	3,271	3,253
Purchased credit impaired	40,301	27,536

Total loans	$268,162	$254,692

On January 8, 2015, the Bank completed the acquisition of Community Bank of Broward (“CBB”). CBB was merged with and into the Bank and the Bank was the surviving Florida-charted commercial bank. The total value of the merger consideration was $70,471, which included $66,787 payable to CBB shareholders in stock, plus cash in lieu of fractional shares. All of the issued and outstanding shares of common stock of CBB were exchanged for a total of 2,306,989 shares of the Bank’s common stock. The fair market value of the Stonegate common stock issued in exchange for shares of common stock of CBB was approximately of $28.95 per share. Also included in the total merger consideration was $3,678 which represents the cash paid by the Bank to cashout “in the money” CBB stock options. At closing of the acquisition, CBB had accrued but unpaid change of control payments to several executive officers that totaled approximately $3,059, which were paid by the Bank shortly after the closing date.

The Bank’s primary reasons for the transaction were to further solidify its market share in Broward County, Florida, and expand its customer base to enhance deposit fee income and leverage operating costs through economies of scale. The acquisition increased the Bank’s total assets and total deposits by approximately 28% and 30%, respectively, as compared with the balances at December 31, 2014, and is expected to positively affect the Bank’s operating results to the extent the Bank earns more from interest earning assets than it pays in interest on its interest -bearing liabilities. The ability of the Bank to successfully collect interest and principal on loans acquired will also impact cash flows and operating results. CBB operated eight offices in Broward County, Florida.

The acquisition was accounted for under the acquisition method of accounting in accordance with ASC Topic 805, Business Combinations. The Bank has recorded goodwill on this acquisition of approximately $32,465, which is nondeductible for tax purposes as this acquisition is a nontaxable transaction. The goodwill is calculated based on the fair values of the assets acquired and liabilities assumed as of the acquisition date.

(Continued)

STONEGATE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016 and 2015

(Dollar amounts in thousands except per share data)

NOTE 2—ACQUISITIONS (Continued)

The list below summarizes the estimates of the fair value of the assets purchased and liabilities assumed as of the January 8, 2015 purchase date.

Fair Value at January 8, 2015

Cash and cash equivalents	$34,273
Investment securities available for sale	25,093
Loans, held for investment	394,012
Premises and fixed assets	3,079
Core deposit intangible	4,457
Other assets	15,996

Total assets acquired	$476,910

Deposits	$430,542
Other liabilities	8,362

Total liabilities assumed	$438,904

Net assets acquired	$38,006

Consideration paid	70,471

Goodwill	$32,465

The following summarizes the pro forma net interest and other income, net income and earnings per share as if the merger with CBB was effective as of January 1, 2014, the beginning of the annual period prior to acquisition. The pro forma below includes $1,407 in non-recurring adjustments to net income available to common shareholders and earnings per share for contract terminations, data conversion costs and other merger related expenses. These non-recurring expenses have been expensed in 2015. There were no material non-recurring adjustments to net interest and other income.

Year Ended December 31, 2014
Net interest and non-interest income	$59,928
Net income available to common shareholders	$13,603
Basic earnings per share	$1.10
Diluted earnings per share	$1.07

(Continued)

STONEGATE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016 and 2015

(Dollar amounts in thousands except per share data)

NOTE 2—ACQUISITIONS (Continued)

The table below presents the estimated fair value of the acquired loans, as well as their unpaid principal balance (Book Balance) at the acquisition date. These estimates of fair value are based upon a discounted cash flow analysis. It is expected that all contractually required payments of principal and interest will be collected on loans which are not purchased credit impaired.

	Book Balance	Fair Value
Commercial real estate	$282,122	$278,390
Construction and land development	13,502	13,022
Residential real estate	60,400	58,955
Commercial	18,131	17,233
Consumer	1,258	1,224
Purchased credit impaired	34,203	25,188

Total loans	$409,616	$394,012

On March 7, 2017, the Bank completed the acquisition of Insignia Bank (“Insignia”). Insignia was merged with and into the Bank and the Bank was the surviving Florida-charted commercial bank. The total value of the merger consideration was $48,088, which included $47,113 payable to Insignia shareholders in stock, plus cash in lieu of fractional shares. All of the issued and outstanding shares of common stock of Insignia were exchanged for a total of 997,095 shares of the Bank’s common stock. The fair market value of the Stonegate common stock issued in exchange for shares of common stock of Insignia was approximately of $47.25 per share. Also included in the total merger consideration was $970 which represents the cash paid by the Bank to cashout “in the money” Insignia stock options. Based upon the closing date of this acquisition, the fair values of the assets and liabilities have not yet been determined. This transaction is expected to result in goodwill.

Insignia operates two offices in Sarasota County, Florida. As of December 31, 2016, Insignia had total assets of $243,658, loans of $194,237 and deposits of $202,926 (unaudited).

(Continued)

STONEGATE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016 and 2015

(Dollar amounts in thousands except per share data)

NOTE 3—SECURITIES

The following table summarized the amortized cost and fair value of securities at December 31, 2016 and 2015 and the corresponding amounts of gross unrecognized gains and losses:

	Amortized Cost	Gross Unrecognized Gains	Gross Unrecognized Losses	Fair Value
2016
Securities Held to Maturity
SBIC and SBAP debentures	$1,966	$4	$(2)	$1,968
Government agencies and
Government sponsored entities	14,566	320	(7)	$14,879
Government agency residentialmortgage-backed securities	99,997	558	(683)	99,872

	$116,529	$882	$(692)	$116,719

2015
Securities Held to Maturity
SBIC and SBAP debentures	$2,243	$2	$(4)	$2,241
Government agencies and
Government sponsored entities	21,735	497	(10)	$22,222
Government agency residentialmortgage-backed securities	82,641	926	(371)	83,196

	$106,619	$1,425	$(385)	$107,659

The unrecognized gains and losses above represent the difference between the amortized cost basis of each security and its fair value. For the securities that were transferred in 2013 from available-for-sale to held-to-maturity, the amortized cost basis is the fair value at the time of the transfer, adjusted for any accretion of the gain or amortization of the loss that was present at the date of transfer. For the securities that were purchased as held-to-maturity, the amortized cost basis represents the book value of the security.

The SBIC and SBAP Debentures are securities of Small Business Investment Companies, which are licensed by the United States Small Business Administration (“SBA”). The SBA, an independent agency of the United States government, is the guarantor for these securities. The full faith and credit of the United States government is pledged to honor the SBA’s guarantee.

During 2013 securities with a fair value of $71,519 were transferred from the available-for-sale category to the held-to-maturity category. The fair value at the transfer date became the new cost basis for the held-to-maturity securities and the excess of this amount over the original cost basis, as well as the corresponding amount that had been reflected in accumulated other comprehensive income, are being amortized over the remaining contractual lives of the related securities. This amortization was $672 and $570 respectively, for the years ended December 31, 2016 and December 31, 2015. The unamortized balance at December 31, 2016 and December 31, 2015 was $1,585 and $2,254 respectively.

(Continued)

STONEGATE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016 and 2015

(Dollar amounts in thousands except per share data)

NOTE 3—SECURITIES (Continued)

Information pertaining to securities in gross unrecognized loss positions at December 31, 2016 and 2015, aggregated by investment category and length of time that individual securities have been in a continuous loss position is shown below. The gross unrecognized losses represent the difference between the securities fair values and book values and reflects the approximate loss that the Bank would incur if these securities had been sold at December 31, 2016 and 2015.

	Less Than 12 Months		12 Months or Longer		Total
	Gross Unrecognized Losses	Fair Value	Gross Unrecognized Losses	Fair Value	Unrecognized Losses	Fair Value
December 31, 2016
Government agencies and
Government sponsored entities	$(133)	$14,879	$(3)	$499	$(136)	$15,378
Government agency residential
Mortgage-backed securities	(1,231)	91,431	(58)	1,454	(1,289)	92,885

	$(1,364)	$106,310	$(61)	$1,953	$(1,425)	$108,263

December 31, 2015
Government agencies and
Government sponsored entities	$(10)	$2,486	$(284)	$18,336	$(294)	$20,822
Government agency residential
Mortgage-backed securities	(290)	31,942	(652)	45,441	(942)	77,383

	$(300)	$34,428	$(936)	$63,777	$(1,236)	$98,205

At December 31, 2016, three held-to-maturity securities were in an unrealized loss position for more than one year. At December 31, 2015, thirty seven securities held-to-maturity were in an unrealized loss position for more than one year. Unrealized losses totaled 1.30% and 1.27% of amortized cost of these securities at December 31, 2016 and 2015. All of the securities in unrealized loss positions were issued by U.S. government agencies and government sponsored entities, therefore, management does not consider there to be a credit loss associated with any of the securities. Management’s intent is to hold on to these securities and it is not more likely than not that the Bank will be required to sell any of the securities in an unrealized loss position. Given the low magnitude of the unrealized losses, the nature of the securities, and the intent and ability of the Bank to hold the securities until maturity or recovery in value, the losses are considered by management to be temporary.

The amortized cost and fair value of securities at December 31, 2016, by contractual maturity, are shown below.

	Amortized Cost	Fair Value
Securities Held to Maturity
Due within one year	$16	$16
Due after one year through five years	12,678	12,904
Due after five years through ten years	3,337	3,428
Due over ten years	501	499
Mortgage-backed securities	99,997	99,872

	$116,529	$116,719

(Continued)

STONEGATE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016 and 2015

(Dollar amounts in thousands except per share data)

NOTE 3—SECURITIES (Continued)

Mortgage-backed securities are excluded from the maturity categories because they are not due at a single due date. In addition, mortgage-backed securities may mature earlier than their contractual maturities because of prepayments.

During the third quarter of 2016, the Bank acquired securities in the acquisition of Regent with a fair market value of $9,831. All of the securities were U.S. Government mortgage-back securities. All of the securities acquired were added to the Bank’s portfolio of held to maturity securities.

During the first quarter of 2015, the Bank acquired securities in the acquisition of CBB with a fair market value of $25,093. All but one security were U.S. Government mortgage-back securities. The Bank sold the one security, a CRA investment fund with a fair value at acquisition of $1,011, for an $8 gain. All the remaining securities acquired were added to the Bank’s portfolio of held to maturity securities.

In addition to the security transactions with Regent described above, the Bank purchased fourteen U.S. Government agency and mortgage-backed securities during 2016 totaling $29,033.

As all our securities were designated as held-to-maturity in 2016, there were no sales in 2016.

At December 31, 2016 and 2015, securities with a carrying value $89,064 and $88,544 respectively, were pledged as collateral for securities sold under agreements to repurchase and to secure certain exposures on outstanding swap transactions.

Federal Home Loan Bank stock, stated at par value, was $3,587 and $2,895 as of December 31, 2016 and 2015, respectively. At December 31, 2016, management has not identified any events or changes in circumstances that might have a significant adverse effect on the value of this stock.

(Continued)

STONEGATE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016 and 2015

(Dollar amounts in thousands except per share data)

NOTE 4—LOANS AND ALLOWANCE FOR LOAN LOSSES

The composition of net loans is as follows at December 31, 2016 and 2015:

	2016	2015
Commercial real estate	$1,225,046	$1,034,398
Construction and land development	261,006	201,523
Residential real estate	384,733	333,339
Commercial	307,729	216,163
Consumer and other	107,848	86,500

	2,286,362	1,871,923
Less:
Discount on loans acquired	8,018	11,649
Net deferred loan origination fees	3,408	2,704

Recorded investment in loans	2,274,936	1,857,570
Less: Allowance for loan losses	18,888	18,149

Loans, net	$2,256,048	$1,839,421

(Continued)

STONEGATE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016 and 2015

(Dollar amounts in thousands except per share data)

NOTE 4—LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

At December 31, 2016 and 2015, loans with a carrying value of approximately $155,618 and $51,810 were pledged as collateral for advances from the Federal Home Loan Bank of Atlanta under a blanket floating lien agreement (see Note 7).

The following table presents the activity in the allowance for loan losses by portfolio segment for the period ending December 31, 2016, 2015 and 2014, respectively:

December 31, 2016	Commercial Real Estate	Construction and Development	Residential Real Estate	Commercial	Consumer	Unallocated	Total
Allowance for loan losses:
Beginning balance	$11,671	$1,702	$1,954	$2,457	$365	$—	$18,149
Provision (credit) for loan losses	(629)	289	218	212	103	—	193
Loans charged-off	(64)	—	(27)	(65)	(42)	—	(198)
Recoveries	406	35	128	154	21	—	744

Total ending allowance balance	$11,384	$2,026	$2,273	$2,758	$447	$—	$18,888

December 31, 2015	Commercial Real Estate	Construction and Development	Residential Real Estate	Commercial	Consumer	Unallocated	Total
Allowance for loan losses:
Beginning balance	$9,778	$2,080	$2,291	$2,270	$211	$—	$16,630
Provision (credit) for loan losses	2,115	(726)	98	43	163	—	1,693
Loans charged-off	(339)	—	(543)	(11)	(24)	—	(917)
Recoveries	117	348	108	155	15	—	743

Total ending allowance balance	$11,671	$1,702	$1,954	$2,457	$365	$—	$18,149

(Continued)

STONEGATE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016 and 2015

(Dollar amounts in thousands except per share data)

NOTE 4—LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

December 31, 2014	Commercial Real Estate	Construction and Development	Residential Real Estate	Commercial	Consumer	Unallocated	Total
Allowance for loan losses:
Beginning balance	$11,616	$1,383	$2,186	$1,883	$64	$175	$17,307
Provision for loan losses	(1,790)	970	(456)	279	122	(175)	(1,050)
Loans charged-off	(263)	(394)	(3)	(142)	—	—	(802)
Recoveries	215	121	564	250	25	—	1,175

Total ending allowance balance	$9,778	$2,080	$2,291	$2,270	$211	$—	$16,630

(Continued)

STONEGATE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016 and 2015

(Dollar amounts in thousands except per share data)

NOTE 4—LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

The following table presents the balance in the allowance for loan losses and the recorded investment in loans by portfolio segment and based on impairment method as of December 31, 2016 and 2015:

December 31, 2016	Commercial Real Estate	Construction and Development	Residential Real Estate	Commercial	Consumer	Total
Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$51	$—	$262	$412	$—	$725
Collectively evaluated for impairment	11,333	2,026	2,011	2,346	447	18,163
Acquired with deteriorated credit quality	—	—	—	—	—	—

Total ending allowance balance	$11,384	$2,026	$2,273	$2,758	$447	$18,888

Loans:
Loans individually evaluated for impairment	$9,585	$—	$3,653	$2,408	$1	$15,647
Loans collectively evaluated for impairment	1,179,441	257,575	372,679	301,310	107,445	2,218,450
Loans acquired with deteriorated credit quality	28,972	3,096	5,686	3,085	—	40,839

Total ending loans balance	$1,217,998	$260,671	$382,018	$306,803	$107,446	$2,274,936

December 31, 2015	Commercial Real Estate	Construction and Development	Residential Real Estate	Commercial	Consumer	Total
Allowance for loan losses:
Ending allowance balance attributable to loans:
Individually evaluated for impairment	$171	$—	$176	$431	$—	$778
Collectively evaluated for impairment	11,500	1,702	1,778	2,026	365	17,371
Acquired with deteriorated credit quality	—	—	—	—	—	—

Total ending allowance balance	$11,671	$1,702	$1,954	$2,457	$365	$18,149

Loans:
Loans individually evaluated for impairment	$10,630	$—	$4,491	$886	$1	$16,008
Loans collectively evaluated for impairment	1,000,201	196,818	322,196	214,399	86,094	1,819,708
Loans acquired with deteriorated credit quality	13,603	4,560	3,521	170	—	21,854

Total ending loans balance	$1,024,434	$201,378	$330,208	$215,455	$86,095	$1,857,570

(Continued)

STONEGATE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016 and 2015

(Dollar amounts in thousands except per share data)

NOTE 4—LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

The following table presents information related to impaired loans by class of loans as of and for the period ended December 31, 2016:

	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized
December 31, 2016
With no related allowance recorded:
Commercial real estate:
Owner occupied	$2,101	$1,655	$—	$1,564	$56	$56
Non-owner occupied	3,764	3,246	—	2,948	185	185
Multifamily	—	—	—	—	—	—
Construction and land development:
Construction	—	—	—	—	—	—
Land development	—	—	—	—	—	—
Farmland	—	—	—	—	—	—
Residential real estate:
First mortgages	2,055	2,056	—	496	8	6
HELOCs and equity	555	418	—	523	8	7
Commercial	2,108	1,715	—	255	8	8
Consumer	1	1	—	1	—	—

Subtotal	10,584	9,091	—	5,787	265	262

With an allowance recorded:
Commercial real estate:
Owner occupied	1,409	1,409	1	1,429	65	65
Non-owner occupied	2,437	2,437	31	2,574	113	113
Multifamily	857	838	19	832	47	26
Construction and land development:
Land development	—	—	—	—	—	—
Residential real estate:
First mortgages	1,179	1,179	262	1,243	14	14
Commercial	754	693	412	709	—	—

Subtotal	6,636	6,556	725	6,787	239	218

Total	$17,220	$15,647	$725	$12,574	$504	$480

(Continued)

STONEGATE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016 and 2015

(Dollar amounts in thousands except per share data)

NOTE 4—LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

The following table presents information related to impaired loans by class of loans as of and for the period ended December 31, 2015:

	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized
December 31, 2015
With no related allowance recorded:
Commercial real estate:
Owner occupied	$4,279	$4,049	$—	$4,477	$142	$140
Non-owner occupied	1,855	1,372	—	1,965	63	62
Multifamily	—	—	—	—	—	—
Construction and land development:
Construction	—	—	—	22	—	—
Land development	—	—	—	—	—	—
Farmland	—	—	—	—	—	—
Residential real estate:
First mortgages	3,080	3,023	—	1,269	19	19
HELOCs and equity	1,416	894	—	420	7	7
Commercial	180	98	—	470	19	19
Consumer	1	1	—	9	—	—

Subtotal	10,811	9,437	—	8,632	250	247

With an allowance recorded:
Commercial real estate:
Owner occupied	1,451	1,451	8	1,470	67	67
Non-owner occupied	2,935	2,935	126	2,966	123	123
Multifamily	874	823	37	1,593	29	29
Construction and land development:
Land development	—	—	—	728	24	24
Residential real estate:
First mortgages	574	574	176	80	5	5
Commercial	848	788	431	37	1	1

Subtotal	6,682	6,571	778	6,874	249	249

Total	$17,493	$16,008	$778	$15,506	$499	$496

(Continued)

STONEGATE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016 and 2015

(Dollar amounts in thousands except per share data)

NOTE 4—LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

The following table presents information related to impaired loans by class of loans as of and for the period ended December 31, 2014:

	Unpaid Principal Balance	Recorded Investment	Allowance for Loan Losses Allocated	Average Recorded Investment	Interest Income Recognized	Cash Basis Interest Recognized
December 31, 2014
With no related allowance recorded:
Commercial real estate:
Owner occupied	$3,891	$3,545	$—	$3,750	$173	$151
Non-owner occupied	3,693	3,060	—	3,134	253	187
Multifamily	—	—	—	—	—	—
Construction and land development:
Construction	—	—	—	96	5	5
Land development	482	88	—	180	—	—
Farmland	—	—	—	—	—	—
Residential real estate:
First mortgages	363	342	—	688	40	40
HELOCs and equity	—	—	—	58	—	—
Commercial	184	102	—	155	5	5
Consumer	29	28	—	33	1	1

Subtotal	8,642	7,165	—	8,094	477	389

With an allowance recorded:
Commercial real estate:
Owner occupied	1,491	1,491	—	2,541	62	62
Non-owner occupied	3,005	3,005	79	3,034	140	130
Multifamily	2,060	1,967	509	1,961	30	30
Construction and land development:
Land development	1,467	1,467	202	1,810	51	51
Residential real estate:
First mortgages	81	81	2	82	5	5
Commercial	61	61	61	96	3	3

Subtotal	8,165	8,072	853	9,524	291	281

Total	$16,807	$15,237	$853	$17,618	$768	$670

(Continued)

STONEGATE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016 and 2015

(Dollar amounts in thousands except per share data)

NOTE 4—LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

The following tables present the recorded investment in nonaccrual and loans past due over 90 days still on accrual by class of loans as of December 31, 2016 and 2015:

	Nonaccrual		Loans Past Due Over 90 Days Still Accruing
	2016	2015	2016	2015
Commercial real estate
Owner occupied	$966	$1,178	$—	$—
Non-owner occupied	212	652	—	—
Multifamily	93	—	—	—
Construction and land development
Construction			—	—
Land development	259	351	—	—
Residential real estate
First mortgages	2,729	2,884	—	—
HELOCs and equity	722	778	—	—
Commercial	3,575	790	—	—
Consumer and other	—	1	18	—

Total	$8,556	$6,634	$18	$—

The following table presents the aging of the recorded investment in past due loans as of December 31, 2016 by class of loans:

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 89 Days Past Due	Total Past Due	Loans Not Past Due	Total
Commercial real estate
Owner occupied	$—	$77	$966	$1,043	$514,075	$515,118
Non-owner occupied	—	—	212	212	584,408	584,620
Multifamily	—	—	93	93	118,167	118,260
Construction and land development
Construction	—	—	—	—	195,005	195,005
Land development	—	—	259	259	65,407	65,666
Residential
First mortgages	178	72	2,729	2,979	302,914	305,893
HELOCs and equity	—	—	722	722	75,403	76,125
Commercial	—	—	3,575	3,575	303,228	306,803
Consumer and other	56	4	18	78	107,368	107,446

	$234	$153	$8,574	$8,961	$2,265,975	$2,274,936

(Continued)

STONEGATE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016 and 2015

(Dollar amounts in thousands except per share data)

NOTE 4—LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

The following table presents the aging of the recorded investment in past due loans as of December 31, 2015 by class of loans:

	30-59 Days Past Due	60-89 Days Past Due	Greater Than 89 Days Past Due	Total Past Due	Loans Not Past Due	Total
Commercial real estate
Owner occupied	$—	$—	$1,178	$1,178	$493,789	$494,967
Non-owner occupied	—	—	652	652	437,924	438,576
Multifamily	16	—	—	16	90,875	90,891
Construction and land development
Construction	—	—	—	—	143,008	143,008
Land development	—	—	351	351	58,019	58,370
Residential
First mortgages	97	—	2,884	2,981	251,411	254,392
HELOCs and equity	100	202	778	1,080	74,736	75,816
Commercial	450	—	790	1,240	214,215	215,455
Consumer and other	—	—	1	1	86,094	86,095

	$663	$202	$6,634	$7,499	$1,850,071	$1,857,570

Troubled Debt Restructurings:

The Bank has allocated $140 and $191 of specific reserves to customers whose loan terms have been modified in trouble debt restructurings as of December 31, 2016 and 2015. The recorded investment of these loans was $9,464 and $9,826 as of December 31, 2016 and 2015. As of December 31, 2016 and 2015, $419 and $450, respectively, of these loans were on nonaccrual status. At December 31, 2016 and 2015, there were no additional funds committed to be advanced in connection with loans classified as trouble debt restructurings.

During the year ending December 31, 2016 and 2015, the terms of certain loans were modified as troubled debt restructurings. The modification of the terms of such loans included one or a combination of the following: a reduction of the stated interest rate of the loan; an extension of the maturity date at a stated rate of interest lower than the current market rate for new debt with similar risk; or a permanent reduction of the recorded investment in the loan.

Modifications involving a reduction of the stated interest rate of the loan range from 6 months to 7 years. Modifications involving an extension of the maturity date were for periods ranging from 6 months to 7 years.

(Continued)

STONEGATE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016 and 2015

(Dollar amounts in thousands except per share data)

NOTE 4—LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

The following table presents loans by class modified as troubled debt restructurings that occurred during the year ending December 31, 2016:

	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled Debt Restructurings:
Commercial real estate
Owner occupied	1	$424	$424
Non-owner occupied	1	1,925	1,925
Residential real estate
First Mortgages	2	396	396
HELOCs and equity	1	_125	125

Total	5	$2,870	$2,870

There was a $88 increase in the allowance for loan losses, but no charge-offs for the trouble debt restructuring described above during the year ended December 31, 2016.

The following table presents loans by class modified as troubled debt restructurings that occurred during the year ending December 31, 2015:

	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled Debt Restructurings:
Construction and Land Development:
Land Development	1	$1,457	$1,457

Total	1	$1,457	$1,457

The trouble debt restructuring described above did not increase the allowance for loan losses or result in any charge-offs during the year ended December 31, 2015.

The following table presents loans by class modified as troubled debt restructurings that occurred during the year ending December 31, 2014:

	Number of Loans	Pre-Modification Outstanding Recorded Investment	Post-Modification Outstanding Recorded Investment
Troubled Debt Restructurings:
Commercial real estate:
Multifamily	1	$1,215	$1,168

Total	1	$1,215	$1,168

The trouble debt restructuring described above increased the allowance for loan losses by $455 and resulted in $0 charge-offs during the year ended December 31, 2014.

(Continued)

STONEGATE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016 and 2015

(Dollar amounts in thousands except per share data)

NOTE 4—LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

There were no troubled debt restructurings for which there was a payment default within twelve months following the modification during the periods ending December 31, 2016 and 2015.

The following table presents loans by class modified as troubled debt restructurings for which there was a payment default within twelve months following the modification during the period ending December 31, 2014:

	Number of Loans	Recorded Investment
Troubled Debt Restructurings
That Subsequently Defaulted:
Commercial Real Estate:
Multifamily	1	$1,168

Total	1	$1,168

The troubled debt restructurings that subsequently defaulted described above did not increase the allowance for loan losses or result in a charge off during the period ending December 31, 2014 other than the initial increase in the allowance for loan losses at the time of modification.

A loan is considered to be in payment default once it is 90 days contractually past due under the modified terms.

The terms of certain other loans were modified during the period ending December 31, 2016 and 2015 that did not meet the definition of a troubled debt restructuring. These loans have a total recorded investment as of December 31, 2016 and 2015 of $40,667 and $21,371, respectively. The modification of these loans involved either a modification of the terms of a loan to borrowers who were not experiencing financial difficulties or a delay in a payment that was considered to be insignificant.

In order to determine whether a borrower is experiencing financial difficulty, an evaluation is performed of the probability that the borrower will be in payment default on any of its debt in the foreseeable future without the modification. This evaluation is performed under the Bank’s internal underwriting policy.

(Continued)

STONEGATE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016 and 2015

(Dollar amounts in thousands except per share data)

NOTE 4—LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Credit Quality Indicators:

The Bank categorizes loans into risk categories based on relevant information about the ability of borrowers to service their debt such as: current financial information, historical payment experience, credit documentation, public information and current economic trends, among other factors. The Bank analyzes loans individually by classifying the loans as to credit risk. Loans classified as substandard or special mention are reviewed quarterly by the Bank for further deterioration or improvement to determine if the loan is properly classified and impairment, if any. All commercial lines of credit and commercial real estate loans over $500 are reviewed at least annually to determine the appropriate loan grading. In addition, during the renewal process of any loan, as well as if a loan becomes past due, the Bank will evaluate the loan risk rating. The Bank uses the following definitions for risk ratings:

Special Mention. Loans classified as special mention have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institutions’ credit position at some future date.

Substandard. Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Doubtful. Loans classified as doubtful have all the weaknesses inherent in those classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently existing facts, conditions and values, highly questionable and improbable.

Loans excluded from the scope of the annual review process above are generally classified as pass credits until: (a) they become past due; (b) management becomes aware of deterioration in the credit worthiness of the borrower; or (c) the customer contacts the Bank for a modification. In these circumstances the loan is specifically evaluated for potential classification as to special mention, substandard or even charged off.

(Continued)

STONEGATE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016 and 2015

(Dollar amounts in thousands except per share data)

NOTE 4—LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

As of December 31, 2016, and based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

	Pass	Special Mention	Substandard	Doubtful	Total
Commercial real estate
Owner occupied	$504,770	$5,495	$4,853	$—	$515,118
Non-owner occupied	581,629	—	2,991	—	584,620
Multifamily	115,084	26	3,150	—	118,260
Construction and land development
Construction	194,840	—	165	—	195,005
Land development	62,584	516	2,566	—	65,666
Residential
First mortgages	302,674	—	3,219	—	305,893
HELOCs and equity	75,184	81	860	—	76,125
Commercial	301,568	56	5,179	—	306,803
Consumer and other	107,445	—	1	—	107,446

Total	$2,245,778	$6,174	$22,984	$—	$2,274,936

Included in the total substandard loans of $22,984 is $12,577 of loans acquired with deteriorated credit quality.

As of December 31, 2015, and based on the most recent analysis performed, the risk category of loans by class of loans is as follows:

	Pass	Special Mention	Substandard	Doubtful	Total
Commercial real estate
Owner occupied	$482,081	$6,137	$6,749	$—	$494,967
Non-owner occupied	427,219	5,440	5,917	—	438,576
Multifamily	89,969	26	896	—	90,891
Construction and land development
Construction	143,008	—	—	—	143,008
Land development	53,861	2,055	2,454	—	58,370
Residential
First mortgages	250,690	496	3,206	—	254,392
HELOCs and equity	74,081	84	1,651	—	75,816
Commercial	214,491	53	911	—	215,455
Consumer and other	86,094	—	1	—	86,095

Total	$1,821,494	$14,291	$21,785	$—	$1,857,570

Included in the total substandard loans of $21,785 is $4,557 of loans acquired with deteriorated credit quality in 2015.

(Continued)

STONEGATE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016 and 2015

(Dollar amounts in thousands except per share data)

NOTE 4—LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Purchased Credit Impaired Loans:

The Bank has purchased loans, for which there was, at acquisition, evidence of deterioration of credit quality since origination and it was probable, at acquisition, that all contractually required payments would not be collected. Evidence of credit quality deterioration as of the acquisition date may include information such as past due and nonaccrual status, borrower credit scores and recent loan to value percentages. Purchased credit-impaired loans are initially measured at fair value, which encompasses estimated future credit losses expected to be incurred over the lives of the loans.

Accordingly, an allowance for credit losses related to these loans is not carried over and recorded at the acquisition date. Management estimated the cash flows expected to be collected at acquisition using internal risk models, which incorporate estimates of current key assumptions, such as default rates, severity and collateral values.

The carrying amount of those loans included in loans receivable in the accompanying consolidated statements of financial condition at December 31, 2016 and 2015 is as follows:

	2016	2015
Commercial real estate	$28,972	$14,128
Construction and land development	3,096	4,560
Residential	5,686	3,563
Commercial	3,085	170
Consumer	—	—

	$40,839	$22,421

Principal balance outstanding at end of period	$58,179	$34,522

Following is a summary of changes in accretable yield, or income expected to be collected, for acquired impaired loans for the years ended December 31, 2016, 2015 and 2014:

	2016	2015	2014
Balance at January 1	$7,833	$4,963	$3,927
New loans purchased	3,718	4,831	1,824
Accretion of income	(5,452)	(8,617)	(2,706)
Reclassifications from nonaccretable	715	7,962	2,185
Disposals	(2,562)	(1,306)	(267)

Balance at December 31	$4,252	$7,833	$4,963

The Bank’s allowance for loan losses for acquired impaired loans would reflect only those losses incurred after acquisition. The Bank had no allowance for loan losses on any loans acquired with evidence of credit quality deterioration as of December 31, 2016, 2015 and 2014.

(Continued)

STONEGATE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016 and 2015

(Dollar amounts in thousands except per share data)

NOTE 4—LOANS AND ALLOWANCE FOR LOAN LOSSES (Continued)

Loans acquired during 2016 and 2015 for which it is probable at acquisition that all contractually required payments would not be collected are summarized as follows:

	2016	2015
Contractually required principal and interest at acquisition
Commercial real estate	$31,377	$30,002
Construction and land development	935	—
Residential real estate	7,338	6,017
Commercial	7,135	1,534
Consumer	174	743

	46,959	38,296
Nonaccretable discount	(15,705)	(8,277)

Cash flows expected to be collected at acquisition	31,254	30,019
Accretable yield	(3,718)	(4,831)

Basis in acquired loans at acquisition	$27,536	$25,188

Income is not recognized on certain purchased loans if the Bank cannot reasonably estimate cash flows expected to be collected. The carrying amounts of such loans are as follows as of December 31, 2016 and 2015:

	2016	2015
Contractually required payments receivable of loans purchased:
Commercial real estate	$419	$—
Construction and land development	—	73
Residential	531	482
Commercial	—	—

	$950	$555

At December 31, 2016 and 2015 the Bank had $1,141 and $2,828, respectively, in loans that were secured by residential real estate that were in the process of foreclosure.

NOTE 5—PREMISES AND EQUIPMENT

The major classes of premises and equipment and total accumulated depreciation and amortization at December 31, 2016 and 2015 are as follows:

	2016	2015
Land	$7,457	$4,061
Building	30,265	19,864
Leasehold improvements	3,869	3,444
Furniture, fixtures and office equipment	6,683	6,109
Computer equipment and software	3,222	2,784

	51,496	36,262
Less accumulated depreciation and amortization	(12,986)	(10,493)

	$38,510	$25,769

(Continued)

STONEGATE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016 and 2015

(Dollar amounts in thousands except per share data)

NOTE 5—PREMISES AND EQUIPMENT (Continued)

Depreciation and amortization expense was $2,543, $2,574 and $2,307 respectively for the years ended December 31, 2016, 2015 and 2014.

NOTE 6—TIME DEPOSITS

At December 31, 2016, the scheduled maturities of time deposits are as follows:

Year ending December 31,	Amount
2017	$142,943
2018	21,664
2019	4,498
2020	3,631
2021	1,007

173,743
Plus fair market value discount recorded in conjunction with acquisitions	210

$173,953

Time deposits issued in denominations of $100 or more totaled $124,031 and $115,848 at December 31, 2016 and 2015, respectively. Time deposits issued in denominations of $250 or more totaled $31,069 and $31,836 at December 31, 2016 and 2015, respectively.

Included in time deposits are brokered certificates of deposits in the amount of $41,311 and $33,128 at December 31, 2016 and 2015, respectively. At December 31, 2016 and 2015, through an arrangement with Promontory Interfinancial Network, LLC (“Promontory”), the Bank has placed $41,311 and $33,128, respectively, of core depositor funds in time deposits issued by other FDIC insured institutions and accepted reciprocal deposits in an equal amount in order for the depositor to be covered under the $250 FDIC insurance limit. At the time the FDIC extended the $250 insurance limit through 2013, Promontory elected to increase the amount of its reciprocal deposit placements from approximately $98 to approximately $248. These funds are classified as brokered deposits for regulatory reporting purposes.

NOTE 7—BORROWINGS

The Bank enters into borrowing arrangements (“Securities sold under agreements to repurchase’) with various customers under which the Bank pledges U.S. Government agency securities (see Note 3) which it owns and controls. These arrangements, which mature daily, had a carrying amount of $36,448 and $28,638 at December 31, 2016 and December 31, 2015, respectively. The remaining $10,000 outstanding at both December 31, 2016 and December 31, 2015 matures in February, 2018, but is callable quarterly at the discretion of the counterparty. This borrowing arrangement is also secured by U.S. Government agency securities.

(Continued)

STONEGATE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016 and 2015

(Dollar amounts in thousands except per share data)

NOTE 7—BORROWINGS (Continued)

Additional details on these securities sold under agreement to repurchase are outlined below:

	2016	2015	2014
Average daily balance during the year	$37,521	$41,621	$26,369
Average interest rate during the year	0.97%	0.91%	1.16%
Maximum month-end balance during the year	$46,448	$49,657	$36,998
Weighted average interest rate at year end	0.88%	0.95%	0.97%

	Mature Daily	Over 1 Year	Total
Fair value of U.S. Government securities pledged	$40,523	$11,908	$52,431
Borrowings related to pledged amounts	$36,448	$10,000	$46,448
Fair value pledged as a percentage of borrowings	111.2%	119.1%	112.9%

The Bank has an “Advances and Security Agreement” with the Federal Home Loan Bank of Atlanta (“FHLB”). All borrowings under the agreement are secured by a blanket lien on qualified collateral (see Note 4). At December 31, 2016 and 2015 there was $25,000 and $20,000 in term advances outstanding, respectively. The term advances bear interest at fixed rates ranging from 2.28% to 2.75% and $5,000 matures in 2017 and $20,000 in 2018 and all have a quarterly conversion date which allows the outstanding advances to be converted from fixed rate to variable rate at the option of the FHLB. The Bank had approximately $71,755 in remaining available credit under this agreement at December 31, 2016.

The Bank acquired $12,475 million in subordinated debentures with a fair value of $8,121 million from the Regent merger. Of the $12,475 million face amount of the debentures, $5,155 million are due April 7, 2035, with a quarterly interest rate adjustment to the three month LIBOR rate plus 2.15%. The current rate on this debenture at December 31, 2016 was 3.03%. The remaining face amount of $7,320 million is due September 23, 2036, with a quarterly interest rate adjustment to the three month LIBOR rate plus 1.62%. The current rate on this debenture at December 31, 2016 was 2.62%. The difference between the fair value purchased of $8,121 million and the $12,475 million face amount, will be amortized into interest expense over the remaining life of the debentures. The debentures are redeemable, in whole or in part, prior to maturity at our option on a quarterly basis when interest is due and payable and in whole at any time within 90 days following the occurrence and continuation of certain changes in the tax treatment or capital treatment of the debentures.

The Bank, as successor to Regent Bancorp, has entered into agreements to guarantee the payments of distributions on the trust preferred securities and payments of redemption of the trust preferred securities. Under these agreements, the Bank also agrees, on a subordinated basis, to pay expenses and liabilities of the Trusts other than those arising under the trust preferred securities. The obligations of the Bank under the junior subordinated notes, the trust agreement establishing the Trusts, the guarantees and agreements as to expenses and liabilities, in aggregate, constitute a full and conditional guarantee by the Bank of the Trusts’ obligations under the trust preferred securities.

(Continued)

STONEGATE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016 and 2015

(Dollar amounts in thousands except per share data)

NOTE 7—BORROWINGS (continued)

Under the agreement, the Bank has the right to defer payments of interest on the notes at any time or from time to time for a period of up to twenty consecutive quarterly interest payment periods. Under the terms of the notes, in the event of default or the Bank elects to defer interest on the notes, the Bank may not, with certain exceptions, declare or pay any dividends or distributions on its capital stock or purchase or acquire any of its capital stock. As of December 31, 2016, all interest payments on trust preferred securities were current.

The Bank had available credit of $82,000 under unsecured federal funds lines of credit with various correspondent banks at December 31, 2016 and December 31, 2015 respectively. There were no borrowings outstanding under these agreements at December 31, 2016 or December 31, 2015.

NOTE 8—INCOME TAXES

The provision (benefit) for income taxes for the years ended December 31, 2016, 2015 and 2014 consists of the following:

	2016	2015	2014
Current
Federal	$9,558	$8,624	$4,454
State	1,735	1,606	678

	11,293	10,230	5,132

Deferred
Federal	2,744	3,743	1,543
State	288	389	158

	3,032	4,132	1,701

Total provision for income taxes	$14,325	$14,362	$6,833

Income taxes for financial reporting purposes differ from the amount computed by applying the statutory federal income tax rate to pre-tax income for the years ended December 31, 2016, 2015 and 2014 as follows:

	2016	2015	2014
Tax at statutory rate	$15,142	$13,832	$6,865
Increase (decrease) in tax resulting from
State income tax, net of federal tax benefit	1,316	1,326	652
Bank owned life insurance	(405)	(279)	(173)
Marginal tax rate differential	—	—	(245)
Tax exempt interest income	(1,025)	(707)	(374)
Excess tax benefit of stock options	(1,136)	—	—
Merger related expenses	217	54	94
Other, net	216	136	14

Provision for income taxes	$14,325	$14,362	$6,833

(Continued)

STONEGATE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016 and 2015

(Dollar amounts in thousands except per share data)

NOTE 8—INCOME TAXES (Continued)

The components of net deferred tax assets (liabilities) at December 31, 2016 and 2015 are as follows:

	2016	2015
Deferred tax assets
Allowance for loan losses	$7,388	$5,925
Stock-based compensation	1,556	1,662
Other real estate owned	366	393
Deferred loan costs	1,315	1,043
Deferred rent	505	596
Intangibles	495	589
Premises and equipment	630	825
Net operating loss carryforward	10,688	5,494
Net unrealized loss on securities	611	869
Deferred compensation	2,818	—
Discounts on acquired assets and liabilities	2,038	846
Nonaccrual loans	747	—
Other, net	417	669

	29,574	18,911
Valuation allowance	(1,409)	—

Net deferred tax assets (liabilities)	$28,165	$18,911

As a result of the Regent, Community Bank of Broward, Florida Shores and Southwest Capital acquisitions, the Bank has approximately $38,827 of federal and $46,435 of state net operating loss carryforwards (“NOLs”) that are subject to I.R.C. Section 382 limitations. Pursuant to I.R.C. Section 382, the annual utilization of these NOLs will be limited to a certain percentage of the pre-acquisition value of Regent, Community Bank of Broward, Florida Shores and Southwest Capital. The amounts that will not be utilized based on I.R.C. Section 382 limitations have not been recorded. These NOLs will expire starting in 2026 through 2034.

Additionally, I.R.C. Section 382 limits the recognition of built in losses of Regent that existed as of the acquisition date. A valuation allowance on the deferred tax assets acquired in the Regent acquisition has been recorded in the amount of $1,409 based on an estimate of the built in losses and the NOL that will be permanently lost due to I.R.C. Section 382.

The Bank and its subsidiaries file income tax returns in the U.S. federal jurisdiction and in Florida. The Bank is no longer subject to federal or state income tax examinations by tax authorities for years before 2013.

At December 31, 2016 and 2015, the Bank had no amounts recorded for uncertain tax positions. The Bank does not expect the total amount of unrecognized tax benefits to significantly change in the next 12 months.

(Continued)

STONEGATE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016 and 2015

(Dollar amounts in thousands except per share data)

NOTE 9—EMPLOYEE BENEFITS

The Bank has established a salary deferral plan under Section 401(k) of the Internal Revenue Code. The plan allows eligible employees to defer up to 100% of their compensation, up to the maximum amount permitted by law. The Bank, at its discretion, may match a portion of the employees’ contributions. All employees may make contributions under the plan. Employees age 21 and over are eligible to receive matching contributions. Employer contributions vest immediately. Total expense recorded for the years ended December 31, 2016, 2015 and 2014 related to this plan was $692, $654 and $474, respectively.

NOTE 10—STOCK OPTIONS

In 2005, the Board of Directors approved the Stonegate Bank Stock Option Plan (the “2005 Plan”). In April of 2012, the Board of Directors approved the Stonegate Bank Statutory and Nonstatutory Stock Option Plan (the “2012 Plan”). The 2012 Plan terminated the 2005 Plan except as to those options previously issued under the 2005 Plan. In April 2014, the Board of Directors approved the 2014 Stonegate Statutory and Nonstatutory Stock Option Plan (the “2014 Plan”), which was subsequently approved by the Bank’s shareholders at the 2014 annual meeting. The 2014 Plan terminated the 2012 Plan except as to those options previously issued under the 2012 Plan.

Under all plans, stock options may be granted to directors, officers and employees of the Bank for the purchase of common stock. The exercise price of each option granted under the Plan must equal or exceed the fair market value of the Bank’s stock on the date of grant. Options issued under the Plan become exercisable at a rate no greater than 20% per year of service from the date of grant. Options expire ten years from the date of grant. The maximum number of options that can be granted under the plan is equal to 20% of outstanding common shares. Through December 31, 2016, the Bank had set aside 2,733,520 shares of common stock for the granting of options under the Plan, of which 1,062,620 remained available for grant at December 31, 2016. New shares of common stock will be issued upon the exercise of any options.

The following table presents total stock-based compensation for the years ended December 31, 2016, 2015 and 2014:

	2016	2015	2014
Total stock-based compensation expense	$1,182	$1,052	$899

At December 31, 2016, there was $3,057 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Plan. The Bank expects to recognize that cost over a weighted average period of 3.33 years.

(Continued)

STONEGATE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016 and 2015

(Dollar amounts in thousands except per share data)

NOTE 10—STOCK OPTIONS (continued)

The Bank used the Black-Scholes option pricing model to calculate fair values of options awarded in 2016, 2015 and 2014. This model requires assumptions as to expected volatility, dividends, terms and risk-free rates. Assumptions used for the year ended December 31, 2016, 2015 and 2014, are outlined in the table below:

	2016	2015	2014
Expected volatility	19.71% - 19.89%	20.29%	20.27%
Dividend Yield	0.78% - 1.07%	0.58%	0.68%
Expected term in years	10 years	10 years	10 years
Range of risk free rates	1.52% - 2.48%	2.21%	2.90%

The Bank uses historical market prices of its own common stock in its calculation of volatility. The expected term represents the period of time that options granted are expected to be outstanding based on the contractual terms of the options and employees’ expected exercise behavior. The risk free rate is based on the U.S. Treasury zero coupon constant maturity rate in effect at the time of grant for the appropriate life of each option.

The following table presents the activity of the Bank’s outstanding common stock options for the year ended December 31, 2016:

	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value	Range of Exercise Prices
Options outstanding, January 1, 2016	1,099,550	$18.12
Options granted	260,000	30.75
Options exercised	223,800	16.18
Options forfeited	64,700	26.29
Options expired	—	—

Options outstanding, December 31, 2016	1,071,050	$21.10	6.21	$22,099	$6.80-$41.17

Exercisable at December 31, 2016	561,500	$15.70	4.44	$14,614

Unvested at December 31, 2016	509,550	$27.04	8.17	$7,485

The following table presents the values of option grants and exercises for the years ended December 31, 2016, 2015 and 2014:

	2016	2015	2014
Intrinsic value of options exercised	$5,719	$3,536	$3,575
Cash received from option exercises	3,621	2,651	1,940
Tax benefit realized from option exercises	1,252	800	906
Weighted average grant date fair value of options granted	7.85	8.27	7.47
Total fair value of shares underlying options vested during the year	2,042	1,607	1,358

(Continued)

STONEGATE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016 and 2015

(Dollar amounts in thousands except per share data)

NOTE 11 – GOODWILL AND INTANGIBLE ASSETS

The table below outlines the change in goodwill for the year ended December 31, 2016:

Beginning balance, January 1	$44,272
Acquired goodwill	11,616

Ending balance, December 31	$55,888

Goodwill acquired during 2016 was a result of the Regent Bancorp, Inc. acquisition. At December 31, 2016, the Bank’s reporting unit had positive equity and the Bank elected to perform a qualitative assessment to determine if it was more likely than not that the fair value of the reporting unit exceeded its carrying value, including goodwill. The qualitative assessment indicated that it was more likely than not that the fair value of the reporting unit exceeded its carrying value, resulting in no impairment.

At December 31, 2016 and 2015 the gross carrying amount of core deposit intangibles was $14,419 and $12,662 and accumulated amortization was $5,669 and $3,950, for a net carrying amount of $8,750 and $8,712. Amortization expense for the year ended December 31, 2016, 2015 and 2014 was $1,718, $1,802 and $1,264, respectively. Estimated future amortization, for the next five years and thereafter, is as follows:

Year ending December 31,	Amount
2017	1,731
2018	1,536
2019	1,306
2020	1,085
2021	965
Thereafter	2,127

$8,750

NOTE 12—COMMITMENTS

The Bank leases its main office and certain branch facilities under noncancelable operating leases expiring from 2017 through 2035. The leases contain renewal options, generally provide for annual increases in base rent from 3% to 3.5% per annum, and require payment of the Bank’s pro rata share of property taxes, normal maintenance and insurance.

Future minimum rental payments required under the operating leases at December 31, 2016 were as follows:

Year ending December 31,	Amount
2017	$3,027
2018	2,550
2019	2,482
2020	2,048
2021	1,373
Thereafter	7,857

$19,337

(Continued)

STONEGATE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016 and 2015

(Dollar amounts in thousands except per share data)

NOTE 12 – COMMITMENTS (Continued)

Rent expense is recorded on the straight-line basis over the terms of the leases. Total rental expense under all operating leases for the years ended December 31, 2016, 2015 and 2014 was approximately $4,202, $4,277 and $3,540, respectively.

NOTE 13—REGULATORY MATTERS AND RESTRICTIONS ON RETAINED EARNINGS

The Bank is subject to various regulatory capital requirements administered by state and federal banking agencies. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, banks must meet specific capital guidelines that involve quantitative measures of the bank’s assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices.

Effective January 1, 2015, new regulatory capital requirements, referred to as Basel III, were established by the international banking framework and are reflected in the table below. Full compliance with all of the requirements of the Basel rule are being phased in over a multi-year schedule and will be fully phased in by January 1, 2019. As part of Basel III, management opted out of the AOCI treatment and therefore unrealized security gains and losses will continue to be excluded from the capital calculations. Quantitative measures established by Basel III to ensure capital adequacy require the Bank to maintain minimum amounts and ratios (set forth in the following table) of Total, Tier 1 and Common Equity Tier 1capital to risk-weighted assets, and of Tier 1 capital to average assets (all as defined in the Federal Deposit Insurance Corporation (“FDIC”) regulations). The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Management believes that the Bank met all capital adequacy requirements to which it is subject at December 31, 2016.

Additionally, effective as of January 1, 2016, financial institutions are required to maintain a capital conservation buffer (“CCB”) to avoid restrictions on capital distributions and other payments. If a financial institution’s CCB falls below the minimum requirement, its maximum payout amount for capital distributions and discretionary payments declines to a set percentage of eligible retained income based on the size of the buffer. The implementation of the CCB began on January 1, 2016 at the 0.625% level and will be phased in over a three-year period (increasing by 0.625% on each subsequent January 1, until it reaches 2.5% on January 1, 2019).

At December 31, 2016 and 2015, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier I risk-based, and Tier I leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank’s category.

(Continued)

STONEGATE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016 and 2015

(Dollar amounts in thousands except per share data)

NOTE 13—REGULATORY MATTERS AND RESTRICTIONS ON RETAINED EARNINGS (Continued)

The Bank’s actual capital amounts and ratios are also presented in the table:

					Minimum Required to be Well
			Minimum Required for Capital		Capitalized Under Prompt Corrective
	Actual		Adequacy Purposes(1)		Action Regulations
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2016
Total capital (to risk-weighted assets)	$314,768	12.1%	$272,410	10.5%	$259,438	10.0%
Tier 1 capital (to risk-weighted assets)	287,630	11.1	220,522	8.5	207,550	8.0
Common Equity Tier 1 capital
(to risk-weighted assets)	287,630	11.1	181,607	7.0	168,635	6.5
Tier 1 capital (to average assets)	287,630	10.0	115,258	4.0	144,072	5.0
2015
Total capital (to risk-weighted assets)	$250,341	11.9%	$168,864	8.0%	$211,080	10.0%
Tier 1 capital (to risk-weighted assets)	232,192	11.0	126,648	6.0	168,864	8.0
Common Equity Tier 1 capital
(to risk-weighted assets)	232,192	11.0	94,986	4.5	137,202	6.5
Tier 1 capital (to average assets)	232,192	10.0	92,994	4.0	116,242	5.0

(1)	Minimum ratio plus fully phased-in CCB as of December 31, 2016

Banking regulations limit the amount of dividends that may be paid without prior approval of regulatory agencies. Under these regulations, the amount of dividends that may be paid in any calendar year is limited to the current year’s net profits, combined with the retained net profits of the preceding two years, subject to the capital requirements described above. The Bank paid to shareholders of record $4,326 during 2016. During 2017, the Bank could, without prior approval, declare dividends of approximately $54,036 plus any 2017 net profits retained to the date of the dividend declaration.

NOTE 14—RELATED PARTY TRANSACTIONS

The Bank has had, and may be expected to have in the future, banking transactions in the ordinary course of business with directors, significant stockholders, principal officers and their immediate families (commonly referred to as related parties).

	2016	2015	2014
Balance, January 1	$14,065	$8,756	$5,770
New loans and advances	2,451	9,172	3,111
Repayments	(3,090)	(4,198)	(2,209)
Change in composition of related parties	(4,922)	335	2,084

Balance, December 31	$8,504	$14,065	$8,756

(Continued)

STONEGATE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016 and 2015

(Dollar amounts in thousands except per share data)

NOTE 14—RELATED PARTY TRANSACTIONS (continued)

Deposits of related parties and their interests totaled $19,655 at December 31, 2016, $26,482 at December 31, 2015 and $31,450 at December 31, 2014. Related parties and their interests were also a party to securities sold under agreements to repurchase in the amount of $26,068, $16,333 and $19,434 at December 31, 2016, 2015 and 2014, respectively.

NOTE 15—FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Bank, in the normal course of business, is party to financial instruments with off-balance-sheet risk to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized on the statement of financial condition. The contractual amounts of these instruments reflect the Bank’s involvement in particular classes of financial instruments.

The Bank’s exposure to credit loss in the event of nonperformance by the counterparty to the financial instruments for commitments to extend credit and letters of credit is represented by the contractual amounts of those instruments. The Bank uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. Commitments to extend credit totaled approximately $452,151 and $392,686 at December 31, 2016 and 2015, respectively. Standby letters of credit totaled approximately $37,468 at December 31, 2016 and $24,257 at December 31, 2015.

Commitments to extend credit are commitments to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since some of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Bank evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if any, is based on management’s credit evaluation of the counterparty. Collateral held varies, but may include cash, accounts receivable, inventory, property, plant and equipment and residential and commercial real estate.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Letters of credit are collateralized by certificates of deposit or other collateral. In the event the customer does not perform in accordance with the terms of the agreement with the third party, the Bank is required to fund the commitment. The maximum potential amount of future payments the Bank could be required to make is represented by the contractual amount of the letter of credit. If the commitment is funded, the Bank is entitled to seek recovery from its customer. No liabilities were recorded for these guarantees at December 31, 2016 or 2015.

NOTE 16—CONCENTRATIONS OF RISK

Most of the Bank’s business activity is with customers located within its primary market area, generally Tampa, Southeast and Southwest Florida. Approximately 82% and 84% of the Bank’s loan portfolio at December 31, 2016 and 2015, respectively, was concentrated in loans secured by real estate. A substantial portion of its debtors’ abilities to honor their contracts is dependent upon the local economy, particularly the real estate sector. At December 31, 2016 and 2015, the Bank had no significant concentrations of credit risk with any individual counterparty.

(Continued)

STONEGATE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016 and 2015

(Dollar amounts in thousands except per share data)

NOTE 16—CONCENTRATIONS OF RISK (continued)

At December 31, 2016, the Bank had four customers with deposits that totaled approximately $238,887 or just under 10% of total deposits. Of these four customers, the largest one had approximately $80,560 or 3.3% of total deposits. At December 31, 2015, deposits of the top four customers totaled approximately $239,176 or just under 12% of total deposits. Of these four customers, the largest one had approximately $71,695 or 3.5% of total deposits.

The Bank also has concentrations of funds on deposit with correspondent banks. No losses have been experienced or are anticipated related to these concentrations.

NOTE 17—DERIVATIVE FINANCIAL INSTRUMENTS

During 2008 the Bank, as part of its product line, began offering to customers who desired intermediate to long-term fixed rate lending the ability to enter into interest rate swaps whereby the Bank receives interest at a fixed rate and pays interest at a variable rate indexed to LIBOR. Simultaneous with the execution of the swap agreement with its customer the Bank enters into an interest rate swap agreement, indexed to LIBOR, with one of its correspondent banks whereby the Bank pays interest at a fixed rate and receives interest at a variable rate.

The Bank has stand alone derivative financial instruments in the form of interest rate swap agreements, which derive their value from underlying interest rates. These transactions involve both credit and market risk. The notional amounts are amounts on which calculations, payments, and the value of the derivative are based. Notional amounts do not represent direct credit exposures. Direct credit exposure is limited to the net difference between the calculated amounts to be received and paid, if any. Such difference, which represents the fair value of the derivative instruments, is reflected on the Bank’s balance sheet as other assets and other liabilities.

The Bank is exposed to credit-related losses in the event of nonperformance by the counterparties to these agreements. If the counterparty fails to perform, credit risk is equal to the extent of the fair value gain in a derivative. When the fair value of a derivative contract is positive, this generally indicates that the counterparty owes the Bank, and, therefore, creates a repayment risk for the Bank. When the fair value of a derivative contract is negative, the Bank owes the counterparty and, therefore, it has no repayment risk. The Bank controls the credit risk of its financial contracts through credit approvals, limits and monitoring procedures, and does not expect any counterparties to fail their obligations.

At December 31, 2016 and 2015, the information pertaining to outstanding interest rate swap agreements whereby the Bank makes payments at a variable rate determined by a specified index (1 to 3 month LIBOR) in exchange for receiving payments at a fixed rate is as follows:

	2016	2015
Notional amount	$159,918	$134,038
Weighted average pay rate	3.20%	3.11%
Weighted average receive rate	4.76%	5.29%
Weighted average maturity in years	7.86	6.94

(Continued)

STONEGATE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016 and 2015

(Dollar amounts in thousands except per share data)

NOTE 17—DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

At December 31, 2016 and 2015, the information pertaining to outstanding interest rate swap agreements whereby the Bank makes payments at a fixed rate and receives payments at a variable rate determined by a specified index (1 to 3-month LIBOR and prime rate) is as follows:

	2016	2015
Notional amount	$159,918	$134,038
Weighted average pay rate	4.76%	5.29%
Weighted average receive rate	3.20%	3.11%
Weighted average maturity in years	7.86	6.94

The fair value of derivative instruments, none of which have been designated as hedging instruments, included in the statement of financial condition and the effect of derivative instruments on operations as of and for the years ended December 31, 2016 and 2015 are as follows:

Fair Values of Derivative Instruments

	Asset Derivatives
	Balance Sheet Location	Fair Value
		2016	2015
Interest rate swap contracts	Other assets	$1,825	$6,382

	Liability Derivatives
	Balance Sheet Location	Fair Value
		2016	2015
Interest rate swap contracts	Other liabilities	$1,825	$6,382

The Effect of Derivative Instruments on the Statements of Operations

	Asset Derivatives
	Location of Gain or (Loss) Recognized in Income	Amount of Gain (Loss) Recognized in Income
		2016	2015	2014
Interest rate swap contracts	Other noninterest income	$1,219	$406	$535

To reduce credit risk related to the use of derivative instruments, the Bank might deem it necessary to obtain collateral. The amount and nature of the collateral obtained is based on the Bank’s credit evaluation of the customer.

(Continued)

STONEGATE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016 and 2015

(Dollar amounts in thousands except per share data)

NOTE 18—FAIR VALUE MEASUREMENTS

The following tables set forth the Bank’s assets and liabilities which are measured at fair value on a recurring basis as of December 31, 2016 and 2015:

	2016
	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total at Fair Value
Assets
Interest rate swaps	$	$1,825	$	$1,825

Liabilities
Interest rate swaps	$	$1,825	$	$1,825

	2015
	Quoted Prices in Active Markets for Identical Assets Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Total at Fair Value
Assets
Interest rate swaps	$	$6,382	$	$6,382

Liabilities
Interest rate swaps	$	$6,382	$	$6,382

(Continued)

STONEGATE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016 and 2015

(Dollar amounts in thousands except per share data)

NOTE 18—FAIR VALUE MEASUREMENTS (Continued)

The fair values of assets carried at fair value measured on a nonrecurring basis are as follows at December 31, 2016 and 2015:

	Fair Value Measurements at December 31, 2016 Using:
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)	Total Gains/ (Losses)
Impaired loans:
Residential real estate:
First mortgages	$—		$—	$81	$(43)
HELOC and equity	—		—	100	—
Commercial	—		—	278	—

	$—	$		$459	$(43)

Other real estate owned: Commercial real estate
Non-owner occupied	$—		$—	$1,756	56
Multifamily	—		—	—	21
Residential real estate:
First mortgages	—		—	559	57
HELCO and equity	—		—	197	(28)
Construction and land development
Land development	$—		$—	$280	$177

	$—		$—	$2,792	$283

(Continued)

STONEGATE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016 and 2015

(Dollar amounts in thousands except per share data)

NOTE 18—FAIR VALUE MEASUREMENTS (Continued)

	Fair Value Measurements at December 31, 2015 Using:
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)	Total Gains/(Losses)
Impaired loans:
Commercial real estate Non-owner occupied	$—		$—	$352	$(85)
Residential real estate:
First mortgages	—		—	320	(176)
HELOC and equity	—		—	741	(518)
Commercial	—		—	353	(408)

	$—	$		$1,766	$(1,187)

Other real estate owned:
Commercial real estate Multifamily	$—		$—	$829	115
Residential real estate:
First mortgages	—		—	125	(10)
Construction and land development Land development	$—		$—	$436	$(95)

	$—		$—	$1,390	$10

(Continued)

STONEGATE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016 and 2015

(Dollar amounts in thousands except per share data)

NOTE 18—FAIR VALUE MEASUREMENTS (Continued)

The following table presents quantitative information about level 3 fair value measurements for financial instruments measured at fair value on a non-recurring basis at December 31, 2016 and 2015:

December 31, 2016	Fair value	Valuation Technique(s)	Unobservable Input(s)	Range (Weighted Average)
Impaired loans	$459	Sales comparison approach	Comparability adjustments	(12)%-0% (10.7%)
Real estate owned	$2,792	Sales comparison approach	Comparability adjustments	(17)%-93% (68.4%)

December 31, 2015	Fair value	Valuation Technique(s)	Unobservable Input(s)	Range (Weighted Average)
Impaired loans	$1,766	Sales comparison approach	Comparability adjustments	(39)%-5% (8.0%)
Real estate owned	$1,390	Sales comparison approach	Comparability adjustments	(45)%-70% (11.5%)

(Continued)

STONEGATE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016 and 2015

(Dollar amounts in thousands except per share data)

NOTE 18—FAIR VALUE MEASUREMENTS (Continued)

Cash and due from banks and federal funds sold: The carrying amounts of cash and short-term instruments approximate fair values and are classified as Level 1 in the fair value hierarchy.

Investment securities: The fair values for investment securities are calculated based on market prices of similar securities or matrix pricing (Level 2), which is a mathematical technique widely used in the industry to value debt securities without relying exclusively on quoted prices for specific securities, but rather by relying on the securities’ relationship to other benchmark quoted securities.

Federal Home Loan Bank stock: It was not practicable to determine the fair value of Federal Home Loan Bank stock due to restrictions placed on its transferability.

Derivatives: The fair values of derivatives are based on valuation models using observable market data as of the measurement date (Level 2).

Impaired Loans: The fair value of impaired loans with specific allocations of the allowance for loan losses is generally based on recent real estate appraisals. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value. Non-real estate collateral may be valued using an appraisal, net book value per the borrower’s financial statements, or aging reports, adjusted or discounted based on management’s historical knowledge, changes in market conditions from the time of the valuation, and management’s expertise and knowledge of the client and client’s business, resulting in a Level 3 fair value classification. Impaired loans are evaluated on a quarterly basis for additional impairment and adjusted accordingly.

Loans: Fair values of loans, excluding impaired loans, are estimated as follows: For variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values resulting in a Level 3 classification. Fair values for other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality, resulting in a Level 3 classification. Impaired loans are valued at the lower of cost or fair value as described previously. The methods utilized to estimate the fair value of loans do not necessarily represent an exit price.

Accrued interest receivable and accrued interest payable: The carrying amounts of accrued interest approximate fair value resulting in a Level 3 classification. The carrying amounts of accrued interest payable approximate fair value resulting in a Level 2 classification.

Deposits: The fair values disclosed for demand deposits (e.g., interest and non-interest checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amount) resulting in a Level 1 classification. The carrying amounts of variable rate, fixed-term money market accounts and certificates of deposit approximate their fair values at the reporting date resulting in a level 2 classification. Fair values for fixed rate certificates of deposit are estimated using a discounted cash flows calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits resulting in a Level 2 classification.

(Continued)

STONEGATE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016 and 2015

(Dollar amounts in thousands except per share data)

NOTE 18—FAIR VALUE MEASUREMENTS (Continued)

Borrowed funds: The estimated fair value approximates carrying value for short-term borrowings, including overnight advances from the Federal Home Loan Bank and short-term repurchase agreements resulting in a Level 2 classification. The fair value of long-term borrowings is estimated by discounting future cash flows using current interest rates for similar instruments resulting in a Level 2 classification.

Real Estate Owned: Assets acquired through or instead of loan foreclosure are initially recorded at fair value less costs to sell when acquired, establishing a new cost basis. These assets are subsequently accounted for at lower of cost or fair value less estimated costs to sell. Fair value is commonly based on recent real estate appraisals which are updated no less frequently than annually. These appraisals may utilize a single valuation approach or a combination of approaches including comparable sales and the income approach. Adjustments are routinely made in the appraisal process by the independent appraisers to adjust for differences between the comparable sales and income data available. Such adjustments are usually significant and typically result in a Level 3 classification of the inputs for determining fair value. Real estate owned properties are evaluated on a quarterly basis for additional impairment and adjusted accordingly.

Appraisals for both collateral-dependent impaired loans and real estate owned are performed by certified general appraisers (for commercial properties) or certified residential appraisers (for residential properties) whose qualifications and licenses have been reviewed and verified by the Bank. Once received, a member of the Credit Administration Department reviews the assumptions and approaches utilized in the appraisal as well as the overall resulting fair value in comparison with independent data sources such as recent market data or industry-wide statistics.

Off-balance-sheet instruments: Fair values for off-balance sheet, credit-related financial instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing. The fair value of commitments is not material.

Following is a summary of the carrying amounts and estimated fair values of the Bank’s financial instruments at December 31, 2016 and 2015. The fair value estimates presented are based on pertinent information available to management at December 31, 2016 and 2015. Although management is not aware of any factors that would significantly affect the estimated fair values, they have not been comprehensively revalued for purposes of these financial statements since the statement of financial condition date and therefore, current estimates of fair value may differ significantly from the amounts disclosed.

(Continued)

STONEGATE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016 and 2015

(Dollar amounts in thousands except per share data)

NOTE 18—FAIR VALUE MEASUREMENTS (Continued)

	Fair value measurements
at December 31, 2016	Carrying amount	Level 1	Level 2	Level 3	Total
Financial assets:
Cash and due from banks	$305,803	$305,803	$—	$—	$305,803
Federal funds sold	30,000	30,000	—	—	30,000
Securities held to maturity	116,529	—	116,719	—	116,719
Federal Home Loan Bank stock	3,587	—	—	—	N/A
Loans, net	2,256,048	—	—	2,248,418	2,248,418
Accrued interest receivable	5,833	—	—	5,833	5,833
Interest rate swaps	1,825	—	1,825	—	1,825
Financial liabilities:
Deposits- without stated maturities	$2,273,873	$2,273,873	$—	$—	$2,273,873
Deposits- with stated maturities	173,953	—	173,362	—	173,362
Securities sold under agreement to repurchase	46,448	—	46,509	—	46,509
Federal Home Loan Bank advances	25,000	—	25,258	—	25,258
Accrued interest payable	446	—	446	—	446
Interest rate swaps	1,825	—	1,825	—	1,825

	Fair value measurements
at December 31, 2015	Carrying amount	Level 1	Level 2	Level 3	Total
Financial assets:
Cash and due from banks	$257,934	$257,934	$—	$—	$257,934
Federal funds sold	30,000	30,000	—	—	30,000
Securities held to maturity	106,619	—	107,659	—	107,659
Federal Home Loan Bank stock	2,895	—	—	—	N/A
Loans, net	1,839,421	—	—	1,840,656	1,840,656
Accrued interest receivable	4,387	—	—	4,387	4,387
Interest rate swaps	6,382	—	6,382	—	6,382
Financial liabilities:
Deposits- without stated maturities	$1,855,286	$1,855,286	$—	$—	$1,855,286
Deposits- with stated maturities	169,081	—	168,747	—	168,747
Securities sold under agreement to repurchase	38,638	—	38,850	—	38,850
Federal Home Loan Bank advances	20,000	—	20,352	—	20,352
Accrued interest payable	214	—	214	—	214
Interest rate swaps	6,382	—	6,382	—	6,382

(Continued)

STONEGATE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016 and 2015

(Dollar amounts in thousands except per share data)

NOTE 19—EARNINGS PER SHARE

The factors used in the earnings per share computation follow:

	2016	2015	2014
Basic
Net Income	$28,935	$25,159	$12,782
Less: Preferred stock dividends	—	58	128

Net income available to common shareholders	$28,935	$25,101	$12,654

Weighted average common shares outstanding	13,232,912	12,603,227	10,067,240
Basic earnings per common share	$2.19	$1.99	$1.26

Diluted
Net income available to common shareholders	$28,935	$25,101	$12,654

Weighted average common shares outstanding	13,232,912	12,603,227	10,067,240
Dilutive effects of assumed exercise of stock options	263,681	306,450	329,470

Average shares and dilutive potential common shares	13,496,593	12,909,677	10,396,710

Diluted earnings per common share	$2.14	$1.94	$1.22

Stock options for 239,000 162,250 and 177,750 were excluded in computing diluted earnings per common share for 2016, 2015 and 2014, respectively.

NOTE 20—NON-INTEREST INCOME AND EXPENSES

The following is a summary of other non-interest income for the periods indicated.

	Year ended December 31,
	2016	2015	2014
Loan fee income	$1,401	$1,162	$925
Bank-owned life insurance income	1,157	798	493
Swap fees	1,219	406	536
Debit card fees	566	484	291
Wire transfer fees	462	355	221
Gain on sale of other real estate	303	90	258
Other	581	1,165	619

	$5,689	$4,460	$3,343

(Continued)

STONEGATE BANK AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2016 and 2015

(Dollar amounts in thousands except per share data)

NOTE 20—NON-INTEREST INCOME AND EXPENSES (Continued)

The following is a summary of other non-interest expenses for the periods indicated.

	Year ended December 31,
	2016	2015	2014
Regulatory assessments	$1,452	$1,522	$1,196
Stationery and supplies	855	879	860
Insurance	1,103	925	718
Telephone and data lines	871	924	709
Loan and other real estate owned	719	502	281
Marketing expenses	931	683	464
Travel and other employee expenses	453	465	367
Software expenses	598	472	375
Other	1,233	1,381	555

	$8,215	$7,753	$5,525

NOTE 21—PREFERRED STOCK

In connection with the Florida Shores acquisition, the Bank issued 12,750 shares of its Senior Noncumulative Perpetual Preferred Stock, Series A (“SBLF Preferred Stock”), to the U.S. Treasury in exchange for shares of preferred stock that had been previously issued by Florida Shores Bancorp, Inc. in connection with its participation in the U.S. Treasury’s Small Business Lending Fund Program. The shares of SBLF Preferred Stock issued were substantially identical in terms of rights and preferences as the preferred stock issued by Florida Shores Bancorp, Inc. to the U.S. Treasury. On June 15, 2015 the Bank redeemed all of the SBLF Preferred Stock and has no shares of preferred stock issued or outstanding. The holders of these shares of SBLF Preferred Stock were entitled to receive noncumulative dividends payable quarterly on each January 1, April 1, July 1 and October 1. The dividend rate, which was 1.0%, was based upon the percentage change in qualified lending between each dividend period and the baseline Qualified Small Business Lending level established at the time the securities purchase agreement was entered into with the U.S. Treasury. Such dividends were not cumulative, but the Bank could only declare and pay dividends on its common stock if the Bank had declared and paid dividends for the current dividend period on the SBLF Preferred Stock. Additionally, the Bank’s ability to repurchase or redeem its other securities was limited while there are shares of SBLF Preferred Stock outstanding. On October 21, 2015, we filed articles of amendment to our articles of incorporation to undesignate the 12,750 shares of SBLF Preferred Stock, which reverted back to undesignated blank-check preferred stock.

(Continued)

ITEM 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A.	CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

As of December 31, 2016, the end of the period covered by this Annual Report on Form 10-K, our management, including our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934). Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer each concluded that as of December 31, 2016, the end of the period covered by this Annual Report on Form 10-K, we maintained effective disclosure controls and procedures.

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining effective internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP.

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of internal control over financial reporting based on the framework established in the 2013 Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation under the framework in Internal Control-Integrated Framework, our management has concluded we maintained effective internal control over financial reporting, as such term is defined in Securities Exchange Act of 1934 Rule 13a-15(f), as of December 31, 2016.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations. Internal control over financial reporting is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures. Internal control over financial reporting can also be circumvented by collusion or improper management override. Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. However, these inherent limitations are known features of the financial reporting process. Therefore, it is possible to design into the process safeguards to reduce, though not eliminate, this risk.

Management is also responsible for the preparation and fair presentation of the consolidated financial statements and other financial information contained in this report. The accompanying consolidated financial statements were prepared in conformity with U.S. generally accepted accounting principles and include, as necessary, best estimates and judgments by management.

Changes in Internal Control

Our management, including the Chief Executive Officer and Chief Financial Officer, has reviewed our internal control. There have been no changes in our internal control during our most recently completed fiscal quarter that materially affected, or is likely to materially affect our internal control over financial reporting.

ITEM 9B.	OTHER INFORMATION

None.

PART III

ITEM 10.	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Item 10 of Form 10-K with respect to identification of directors and officers is incorporated by reference to the information contained in our Proxy Statement for the Annual Meeting of Shareholders to be held on April 28, 2017 (the “Proxy Statement”), a copy of which we intend to file with the FDIC within 120 days after the end of the year covered by this Annual Report on Form 10-K.

ITEM 11.	EXECUTIVE COMPENSATION

The information required by Item 11 of the Form 10-K is incorporated by reference to our Proxy Statement.

ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Equity Compensation Plan Information

In 2005, the Board of Directors approved the Stonegate Bank Stock Option Plan (the “2005 Plan”). In April of 2012, the Board of Directors approved the Stonegate Bank Statutory and Nonstatutory Stock Option Plan (the “2012 Plan”), which was subsequently approved by the Bank’s shareholders at the 2012 annual meeting. The 2012 Plan terminated the 2005 Plan except as to those options previously issued under the 2005 Plan. In April 2014, the Board of Directors approved the 2014 Stonegate Statutory and Nonstatutory Stock Option Plan (the “2014 Plan”), which was subsequently approved by the Bank’s shareholders at the 2014 annual meeting. The 2014 Plan terminated the 2012 Plan except as to those options previously issued under the 2012 Plan.

Similar to its predecessor plans, stock options may be granted under the 2014 Plan to directors, officers and employees for the purchase of common stock. The exercise price of each option granted under the plans must equal or exceed the fair market value of the Bank’s stock on the date of grant. Options issued become exercisable at a rate no greater than 20% per year of service from the date of grant. Options expire 10 years from the date of grant. The maximum number of options that can be granted under the 2014 Plan is equal to 20% of outstanding common shares of the Bank. Through December 31, 2016, we had set aside 2,733,520 shares of common stock for the granting of options under its plans, of which 1,062,620 remained available for grant at December 31, 2016. New shares of common stock will be issued upon the exercise of any outstanding Bank options. The following table provides certain information regarding our equity compensation plans as of December 31, 2016.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted- average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity Compensation Plans Approved by Securities Holders	2,733,520	$21.10	1,062,620
Equity Compensation Plans Not Approved by Securities Holders	—	$—	—

Total	2,733,520	$21.10	1,062,620

ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 13 of Form 10-K is incorporated by reference to our Proxy Statement.

ITEM 14.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by Item 14 of Form 10-K is incorporated by reference to our Proxy Statement.

PART IV

ITEM 15.	EXHIBITS, FINANCIAL STATEMENT SCHEDULES

The following documents are filed as part of this report:

1.	Financial Statements

Report of Independent Registered Public Accounting Firm

Consolidated Balance Sheets as the end of Fiscal Years 2016 and 2015

Consolidated Statements of Operations for Fiscal Years 2016, 2015 and 2014

Consolidated Statements of Other Comprehensive Income for Fiscal Years 2016, 2015 and 2014

Consolidated Statements of Changes in Stockholders’ Equity for Fiscal Years 2016, 2015 and 2014

Consolidated Statements of Cash flows for Fiscal Years 2016, 2015 and 2014

Notes to Consolidated Financial Statements

2.	Financial Statement Schedules

Other schedules and exhibits are omitted because the required information either is not applicable or is shown in the financial statements or notes thereto.

3.	Exhibits Required to be Filed by Item 601 of Regulation S-K

The exhibits set forth under “Exhibit Index” below are incorporated by reference into this Item 15.

ITEM 16.	FORM 10-K SUMMARY

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, Stonegate Bank has duly caused this report to be signed on March 15, 2017, on its behalf by the undersigned thereunto duly authorized.

STONEGATE BANK

By:	/s/ David Seleski
David Seleski
Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed on March 15, 2017, by the following persons on behalf of Stonegate Bank and in the capacities indicated.

/s/ David Seleski
David Seleski
Chief Executive Officer
(Principal Executive Officer)

/s/ Sharon Jones
Sharon Jones
Chief Financial Officer
(Principal Financial and Accounting Officer)

/s/ John Tomlinson
John Tomlinson, Chairman

/s/ William Gallo
Jeff Holding, Director

/s/ Jeff Holding
Jeff Holding, Director

/s/ Bruce Keir
Bruce Keir, Director

/s/ Jeff Nudelman
Jeff Nudelman, Director

/s/ Ariel Pereda
Ariel Pereda, Director

/s/ Larry Seidman
Larry Seidman, Director

/s/ David Seleski
David Seleski, Director

/s/ Glenn Straub
Glenn Straub, Director

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

2.1	Purchase and Assumption Agreement – All Deposits, among the FDIC as Receiver for Integrity Bank, FDIC and Stonegate Bank, dated as of July 31, 2009 – incorporated herein by reference to Exhibit 2.1 of the Registrant’s Registration Statement on Form 10 (filed 3/28/14)(No. 57934)

2.2	Loan Sale Agreement by and between FDIC as Receiver for Integrity Bank and Stonegate Bank, dated as of August 30, 2009 – incorporated herein by reference to Exhibit 2.2 of the Registrant’s Registration Statement on Form 10 (filed 3/28/14)(No. 57934)

2.3	Purchase and Assumption Agreement – Whole Bank All Deposits, among FDIC as Receiver for Partners Bank, FDIC and Stonegate Bank, dated as of October 23, 2009 – incorporated herein by reference to Exhibit 2.3 of the Registrant’s Registration Statement on Form 10 (filed 3/28/14)(No. 57934)

2.4	Purchase and Assumption Agreement – All Deposits, among FDIC as Receiver for Hillcrest Bank, FDIC and Stonegate Bank, dated as of October 23, 2009 – incorporated herein by reference to Exhibit 2.4 of the Registrant’s Registration Statement on Form 10 (filed 3/28/14)(No. 57934)

2.5	Loan Sale Agreement by and between FDIC as Receiver for Hillcrest Bank and Stonegate Bank, dated as of October 22, 2009 – incorporated herein by reference to Exhibit 2.5 of the Registrant’s Registration Statement on Form 10 (filed 3/28/14)(No. 57934)

2.6	Purchase and Assumption Agreement – Whole Bank All Deposits, among FDIC as Receiver for First Commercial Bank of Tampa Bay, FDIC and Stonegate Bank, dated as of June 17, 2011 – incorporated herein by reference to Exhibit 2.6 of the Registrant’s Registration Statement on Form 10 (filed 3/28/14)(No. 57934)

2.7	Agreement and Plan of Merger, by and among Stonegate Bank, Southwest Capital Bancshares, Inc. and Southwest Capital Bank, N.A., dated as of August 30, 2010 – incorporated herein by reference to Exhibit 2.7 of the Registrant’s Registration Statement on Form 10 (filed 3/28/14)(No. 57934)

2.8	First Amendment to Agreement and Plan of Merger, by and among Stonegate Bank, Southwest Capital Bancshares, Inc. and Southwest Capital Bank, N.A., dated as of October 21, 2010 – incorporated herein by reference to Exhibit 2.8 of the Registrant’s Registration Statement on Form 10 (filed 3/28/14)(No. 57934)

2.9	Second Amendment to Agreement and Plan of Merger, by and among Stonegate Bank, Southwest Capital Bancshares, Inc. and Southwest Capital Bank, N.A., dated as of February 25, 2011 – incorporated herein by reference to Exhibit 2.9 of the Registrant’s Registration Statement on Form 10 (filed 3/28/14)(No. 57934)

2.10	Plan of Merger and Merger Agreement, by and among Florida Shores Bancorp, Inc., Florida Shores Bank – Southeast, Florida Shores Bank – Southwest, dated as of September 3, 2013 – incorporated herein by reference to Exhibit 2.10 of the Registrant’s Registration Statement on Form 10 (filed 3/28/14)(No. 57934)

2.11	Agreement and Plan of Merger, by and between Stonegate Bank and Community Bank of Broward, dated as of August 22, 2014 – incorporated herein by reference to Exhibit 2.1 of the Registrant’s Current Report Form 8-K 10 (filed 8/25/14)(No. 57934)

2.12	Agreement and Plan of Merger, by and between Stonegate Bank and Regent Bancorp and Regent Bank, dated as of April 25, 2016 – incorporated herein by reference to Exhibit 2.1 of the Registrant’s Current Report Form 8-K 10 (filed 4/26/16)(No. 57934)

2.13	Agreement and Plan of Merger, by and between Stonegate Bank and Insignia Bank, dated as of August 24, 2016 – incorporated herein by reference to Exhibit 2.1 of the Registrant’s Current Report Form 8-K 10 (filed 8/24/16)(No. 57934)

3.1	Articles of Incorporation of Stonegate Bank, dated as of January 6, 2005 – incorporated herein by reference to Exhibit 3.1 of the Registrant’s Registration Statement on Form 10 (filed 3/28/14)(No. 57934)

3.2	Articles of Amendment to the Articles of Incorporation of Stonegate Bank, dated as of May 11, 2006 – incorporated herein by reference to Exhibit 3.2 of the Registrant’s Registration Statement on Form 10 (filed 3/28/14)(No. 57934)

3.3	Articles of Amendment to the Articles of Incorporation of Stonegate Bank, dated as of July 1, 2010 – incorporated herein by reference to Exhibit 3.3 of the Registrant’s Registration Statement on Form 10 (filed 3/28/14)(No. 57934)

3.4	Articles of Amendment to the Articles of Incorporation of Stonegate Bank, dated as of August 7, 2013 – incorporated herein by reference to Exhibit 3.4 of the Registrant’s Registration Statement on Form 10 (filed 3/28/14)(No. 57934)

3.5	Articles of Amendment to the Articles of Incorporation of Stonegate Bank Creating Senior Noncumulative Perpetual Preferred Stock, Series A, dated as of January 15, 2014 – incorporated herein by reference to Exhibit 3.5 of the Registrant’s Registration Statement on Form 10 (filed 3/28/14)(No. 57934)

3.6	Articles of Amendment to the Articles of Incorporation of Stonegate Bank, dated as of October 22, 2015 – incorporated by reference to Exhibit 3.1 to the Registrant’s Current Report on Form 8-K (filed 11/2/15)(No. 57934)

3.7	Bylaws of Stonegate Bank – incorporated herein by reference to Exhibit 3.6 of the Registrant’s Registration Statement on Form 10 (filed 3/28/14)(No. 57934)

4.1	See Exhibits 3.1, 3.2, 3.3 and 3.4 for provisions of the Articles of Incorporation and Bylaws of Stonegate Bank defining rights of the holders of common stock of Stonegate Bank

10.1	2014 Stonegate Bank Statutory and Nonstatutory Stock Option Plan – incorporated herein by reference to Exhibit 10.1 of the Registrant’s Amendment No. 1 to Registration Statement on Form 10 (filed 5/8/14)(No. 57934)

10.2	Form of Stock Option Agreement – incorporated herein by reference to Exhibit 10.2 of the Registrant’s Registration Statement on Form 10 (filed 3/28/14)(No. 57934)

10.3	Amended and Restated Employment Agreement with David Seleski, dated as of April 7, 2015 – incorporated herein by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K (filed 4/13/15)(No. 57934)

10.4	Employment Agreement with Steve Cameron, dated as of December 31, 2011– incorporated herein by reference to Exhibit 10.4 of the Registrant’s Registration Statement on Form 10 (filed 3/28/14)(No. 57934)

10.5	Employment Agreement with Sharon Jones, dated as of April 7, 2015 – incorporated herein by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K (filed 4/13/15)(No. 57934)

10.6	Employment Agreement with Bruce Keir, dated as of January 8, 2015 – incorporated herein by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K (filed 1/26/15)(No. 57934)

10.7	Amended and Restated Employment Agreement with David Seleski, dated as of December 13, 2016 – incorporated herein by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K (filed 2/21/17) (No. 57934)

10.8	Amendment No. 1 to Non-Competition and Non-Solicitation Agreement (attached as Exhibit A to the Amended and Restated Employment Agreement), dated as of December 13, 2016, by and between Stonegate and David Seleski – incorporated herein by reference to Exhibit 10.2 of the Registrant’s Current Report on Form 8-K (filed 2/21/17) (No. 57934)

10.9	Amendment No. 1 to Employment Agreement, dated as of December 13, 2016, by and between Stonegate and Sharon Jones – incorporated herein by reference to Exhibit 10.3 of the Registrant’s Current Report on Form 8-K (filed 2/21/17) (No. 57934)

11.1	Statement re Computation of Per Share Earnings*

21.1	Subsidiaries of Stonegate Bank **

31.1	Certification of CEO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

31.2	Certification of CFO pursuant to Section 302 of the Sarbanes-Oxley Act of 2002**

32.1	Certification of CEO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

32.2	Certification of CFO pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002**

*	Information required to be presented in Exhibit 11.1 is provided in Note 19 to the consolidated financial statements under Part II, Item 8 of this Form 10-K in accordance with the provisions of U.S. generally accepted accounting principles.

**	Filed electronically herewith.

Exhibit 21.1

Name of Subsidiary	State of Incorporation/Organization
Regent Bank Insurance Services, Inc.	Florida
Regent Bank Project Finance, Inc.	Florida
Regent Capital Trust II	Delaware
Regent Capital Trust III	Delaware
SGBK Properties, Inc.	Florida
SGBK Holdings, LLC	Florida
Stonegate Financial, Inc.	Florida
LYXTR, LLC	Florida

Exhibit 31.1

Certification of CEO Pursuant to Securities Exchange Act

Rule 13a-14(a) / 15d-14(a) as Adopted Pursuant to

Section 302 of the Sarbanes-Oxley Act of 2002

I, David Seleski, certify that:

1. I have reviewed this annual report on Form 10-K of Stonegate Bank;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

/s/ David Seleski
David Seleski
Chairman, President and
Chief Executive Officer
Date: March 15, 2017

Exhibit 31.2

Certification of CFO Pursuant to Securities Exchange Act

Rule 13a-14(a) / 15d-14(a) as Adopted Pursuant to

Section 302 of the Sarbanes-Oxley Act of 2002

I, Sharon Jones, certify that:

1. I have reviewed this annual report on Form 10-K of Stonegate Bank;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5. The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

/s/ Sharon Jones
Sharon Jones
Senior Vice President and Chief Financial Officer
Date: March 15, 2017

Exhibit 32.1

Certification of CEO Pursuant to 18 U.S.C. Section 1350,

as Adopted Pursuant to Section 906

of the Sarbanes-Oxley Act of 2002

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned certifies that (1) this Annual Report of Stonegate Bank (the “Bank”) on Form 10-K for the year ended December 31, 2016, as filed with the Federal Deposit Insurance Corporation on the date hereof (this “Report”), fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended, and (2) the information contained in this Report fairly presents, in all material respects, the financial condition of the Bank and its results of operations as of and for the periods covered therein.

/s/ David Seleski
David Seleski
President and Chief Executive Officer

Date: March 15, 2017

Exhibit 32.2

Certification of CFO Pursuant to 18 U.S.C. Section 1350,

as Adopted Pursuant to Section 906

of the Sarbanes-Oxley Act of 2002

Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, the undersigned certifies that (1) this Annual Report of Stonegate Bank (the “Bank”) on Form 10-K for the year ended December 31, 2016, as filed with the Federal Deposit Insurance Corporation on the date hereof (this “Report”), fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended, and (2) the information contained in this Report fairly presents, in all material respects, the financial condition of the Bank and its results of operations as of and for the periods covered therein.

/s/ Sharon Jones
Sharon Jones
Senior Vice President and
Chief Financial Officer

Date: March 15, 2017